    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 29, 1997


                                                      REGISTRATION NO. 333-37441

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                   FORM SB-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                         MEDICAL SCIENCE SYSTEMS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             TEXAS                          8099                        94-3123681
(STATE OR OTHER JURISDICTION OF  (PRIMARY STANDARD INDUSTRIAL        (I.R.S. EMPLOYER)
INCORPORATION OR ORGANIZATION)   CLASSIFICATION CODE NUMBER)        IDENTIFICATION NO.)

                      4400 MACARTHUR BOULEVARD, SUITE 980
                        NEWPORT BEACH, CALIFORNIA 92660
                                 (714) 440-9730
         (ADDRESS AND TELEPHONE NUMBER OF PRINCIPAL EXECUTIVE OFFICES)

                                 PAUL J. WHITE
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         MEDICAL SCIENCE SYSTEMS, INC.
                      4400 MACARTHUR BOULEVARD, SUITE 980
                        NEWPORT BEACH, CALIFORNIA 92660
                                 (714) 440-9730
      (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE OF PROCESS)

      THE COMMISSION IS REQUESTED TO SEND COPIES OF ALL COMMUNICATION TO:

     CHRISTOPHER A. WILSON, ESQ.                  WILLIAM M. PRIFTI, ESQ.
       DANIEL J. TANGEMAN, ESQ.                 LYNNFIELD WOODS OFFICE PARK
  JEFFERS, WILSON, SHAFF & FALK, LLP                    220 BROADWAY
 18881 VON KARMAN AVENUE, SUITE 1400                     SUITE 204
       IRVINE, CALIFORNIA 92612                LYNNFIELD, MASSACHUSETTS 01940
            (714) 660-7700                              (781) 593-4525


       APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: NOVEMBER 19, 1997


    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE


============================================================================================================
                                                  PROPOSED MAXIMUM    PROPOSED MAXIMUM
TITLE OF EACH CLASS OF          AMOUNT TO BE     OFFERING PRICE PER  AGGREGATE OFFERING       AMOUNT OF
SECURITIES TO BE REGISTERED      REGISTERED             SHARE             PRICE(1)        REGISTRATION FEE
------------------------------------------------------------------------------------------------------------
Common Stock, no par
  value.....................      1,500,000            $ 9.00            $13,500,000           $4,091
Underwriters' Warrants(2)...       150,000             $  .001           $      150           $   0(3)
Common Stock, no par
  value(4)..................       150,000             $12.15            $ 1,822,500            $ 552
Common Stock, no par
  value(5)                         225,000             $ 9.00            $ 2,025,000            $ 614
         Total..............                                                                   $5,257
============================================================================================================


(1) Estimated solely for purposes of calculating the registration fee, pursuant to rule 457(a) and (g) under the Securities Act.


(2) To be sold to the Representatives of the Underwriters.


(3) None pursuant to Rule 457(g).


(4) Issuable upon exercise of the Underwriters' Warrants.



(5) Issuable upon exercise of the Underwriters' option to purchase to cover over-allotments, if any.


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SEC IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.



                 SUBJECT TO COMPLETION, DATED OCTOBER 29, 1997


                                                         Initial Public Offering

                                                                      Prospectus


                         [MEDICAL SCIENCE SYSTEMS LOGO]


                        1,500,000 shares of Common Stock


                               $8 to $9 per share


Medical Science Systems, Inc.
4400 MacArthur Boulevard
Suite 980
Newport Beach, California 92660
(714) 440-9730

The Offering*



                           PER SHARE      TOTAL
                           ---------   -----------
Public Price.............    $9.00     $13,500,000
Underwriting discounts...    $ .72     $ 1,080,000
Proceeds to Company......    $8.28     $12,420,000


---------------
*Assumes a $9 per share offering price.

                                        We develop genetic tests which indicate
                                        whether a person is more likely to
                                        develop or will be more severely
                                        affected by certain common diseases
                                        which are treatable and preventable. We
                                        recently began marketing our initial
                                        test related to periodontitis (gum
                                        disease). We intend to commence
                                        marketing our other genetic tests which
                                        indicate susceptibility to osteoporosis
                                        (bone disease), coronary artery disease
                                        (heart disease) and diabetic retinopathy
                                        (blindness associated with diabetes) in
                                        1998 and 1999.



                            Proposed Trading Symbols



                       NASDAQ SMALLCAP MARKET(SM) -- MSSI



                          BOSTON STOCK EXCHANGE -- MSS



                This Investment Involves a High Degree of Risk.

              Please Refer to "Risk Factors" Beginning on Page 8.

The Securities and Exchange Commission (SEC) and state securities regulators have not approved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense and should be reported immediately to the SEC by calling 1-800-SEC-0330.

  Nutmeg Securities, Inc.

                                           Millennium Financial Group, Inc.

 [Pictorial Depiction of Biological and Behavioral Risk Factors Contributing to
                              Disease Progression]


Our website is located at http://www.medscience.com.



This prospectus includes names and marks which we believe to be trademarks or servicemarks of third parties. We have no ownership interest in any of the intellectual property indicated by the trademark or servicemark symbols of third parties referenced in this prospectus.



Upon the effective date of the registration statement, of which this prospectus is a part, our company will become a reporting company. Thereafter, we intend to distribute to our shareholders annual reports containing audited financial statements. We will also make available copies of quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.



CERTAIN PERSONS WHO PARTICIPATE IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SHARES, INCLUDING PURCHASES OF SHARES TO MAINTAIN THEIR MARKET PRICE OR PURCHASES TO COVER SOME OR ALL OF THE UNDERWRITERS' SHORT POSITION IN THE SHARES.

MEDICAL SCIENCE SYSTEMS, INC.

INTRODUCTION

Please read this prospectus carefully. It describes our company, finances and products. Federal and state securities laws require that we include in this prospectus all the important information that investors will need to make an investment decision.

You should rely only on the information contained in this prospectus to make your investment decision. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus.

                                                                      PROSPECTUS

TABLE OF CONTENTS


Summary.........................    1
Risk Factors....................    8
The Company.....................   16
Use of Proceeds.................   17
Dividend Policy.................   18
Capitalization..................   18
Dilution........................   19
Selected Financial Data.........   20
Management's Discussion and
   Analysis of Financial
   Condition and Results of
   Operations...................   21
Business........................   23
Management......................   44
Certain Relationships and
   Related Party Transactions...   50
Principal Shareholders..........   51
Description of Securities.......   52
Shares Eligible for Future
   Sale.........................   53
Underwriting....................   55
Legal Matters...................   56
Experts.........................   56
Additional Information..........   56
Index to Financial Statements...  F-1

MEDICAL SCIENCE SYSTEMS, INC.                                            Summary

             ABOUT OUR COMPANY


             Our company has developed genetic tests which indicate whether an individual is genetically more likely to be affected or more severely affected by certain common diseases which are treatable and preventable. We have focused on four diseases initially: periodontitis (gum disease), osteoporosis (bone disease), coronary artery disease (heart disease) and diabetic retinopathy (blindness associated with diabetes). We have identified several genetic markers which, if present in a patient, increase the probability that such patient will be affected by the disease or that the disease will be more severe. Moreover, we are the only company that we know of that has brought to market a test (our periodontal susceptibility test) that identifies a genetic marker which indicates a greater susceptibility to a disease which is treatable and preventable. Our company's ability to identify genetic markers related to common diseases is enhanced by a strategic alliance with Sheffield University. Sheffield University provides us with access to critical biotechnology research in molecular genetics. This arrangement helps provide for the development of additional genetic testing products in the future and reduces our capital costs relative to biotechnology firms that support large in-house research programs. See "Competitive Advantages" at page 40.



             We have ten (10) patent applications pending, including applications covering each of our four genetic susceptibility tests. We have also been issued one patent related to our computer modeling technology. In June 1997, the United States Patent and Trademark Office notified us that the patents for our periodontal and osteoporosis susceptibility tests are expected to issue. While the issuance of those patents is likely, the Patent and Trademark Office could disallow the patents at any time prior to the actual issue date. See "Intellectual Property" at page 38.


             MISSION

             Our mission is to improve patient care and treatment outcomes by incorporating genetic information about a patient's susceptibility to disease into overall risk assessment and treatment planning. We believe that doctors and dentists will use our genetic susceptibility tests to assess the risk involved for any particular patient and to adopt appropriate treatments or therapy, including preventive measures.

                                                                 Summary (con't)

             PRODUCTS AND SERVICES

                    PERIODONTAL SUSCEPTIBILITY TEST

                        - Description.  Our periodontal susceptibility test is a
                          genetic test capable of detecting individuals with an increased susceptibility to developing severe gum disease (periodontitis). Periodontitis is a bacterially-induced chronic inflammation that destroys the collagen fibers and bone that support the teeth -- ultimately resulting in tooth loss.


                        - Market.  According to industry data, in the United
                          States alone, an estimated one-third of all adults, or 67 million people, suffer from some form of periodontitis. Approximately 13 million people seek professional treatment annually for periodontal disease, resulting in over 17 million periodontal procedures and annual expenditures of approximately $6 billion. Because of the great prevalence of periodontitis, we believe that a substantial portion of the United States' population receiving dental care will be our initial target market.


                        - Launch.  On October 3, 1997, we commercially launched
                          our periodontal susceptibility test at the American Academy of Periodontology's Annual Meeting in San Diego, California.

                    OSTEOPOROSIS SUSCEPTIBILITY TEST

                        - Description.  Our osteoporosis susceptibility test is
                          a genetic test capable of detecting individuals with an increased susceptibility to developing osteoporosis. Osteoporosis is a disease which causes a decrease in the amount of normal bone, making the affected individual more susceptible to fractures.

                        - Market.  According to industry data, in the United
                          States alone, an estimated 28 million people, suffer from osteoporosis. Post-menopausal osteoporosis, stemming from the loss of estrogen, affects more than one-half of all women over 65 years of age and has been detected in as many as 90% of the women over age
                          75. Osteoporosis is responsible for a majority of the
                          1.5 million bone fractures each year and leads to disabilities costing more than $10 billion in medical, social and nursing home costs.

                                                                 Summary (con't)

                    CORONARY ARTERY DISEASE SUSCEPTIBILITY TEST

                        - Description.  Our coronary artery disease
                          susceptibility test is a genetic test capable of detecting individuals with an increased susceptibility to developing coronary artery disease (or "CAD"). CAD is a condition where the arteries that supply blood to the heart have become partially obstructed by plaque accumulation. CAD results in heart attacks due to damage to the heart muscle when blood supply (and therefore oxygen) is cut off and heart muscle cells die. An individual testing positive under our CAD susceptibility test has between a 2.4 to 5.4 times greater change of developing coronary artery disease than the general population.

                        - Market.  More than one in four Americans, or about 60
                          million, now have some form of cardiovascular disease. Cardiovascular diseases kill nearly one million Americans every year. Every year since 1919, cardiovascular disease has been the number one cause of death in the U.S. Approximately 13.5 million Americans suffer from coronary artery disease, and approximately half a million Americans die each year from this disease.

                    DIABETIC RETINOPATHY SUSCEPTIBILITY TEST

                        - Description.  Our diabetic retinopathy susceptibility
                          test is a genetic test capable of detecting diabetic individuals who have an increased susceptibility to developing sight-threatening retinopathy. Diabetic retinopathy refers to diabetic complications affecting the retina that predictably lead to severe vision loss or even blindness.

                        - Market.  In the United States there are approximately
                          16 million people suffering from diabetes. It is estimated that only one-half of this number have been diagnosed. Diabetic retinopathy is one of the most common complications of diabetes. It is the fourth leading cause of legal blindness in the U.S. and the leading cause of blindness in people ages 20 to 74. Each year 15,000 to 39,000 people lose their sight from diabetic retinopathy.

             COST OF PRODUCTS AND SERVICES

             We have recently commercially launched our periodontal susceptibility test and are marketing the test at $210 per test. Although we cannot be certain, we anticipate that the remainder of our genetic susceptibility tests will be marketed at a price between $200 and $250. Final pricing of these other tests will be determined at the time of commercial launch. We anticipate our direct cost (exclusive of sales and marketing) on a per test basis to be between $45-$80 depending primarily upon volume considerations.

                                                                 Summary (con't)

             STATUS OF CLINICAL TRIALS AND COMMERCIAL LAUNCH DATES

             The current trial status and the actual/anticipated commercial launch date of each of our four genetic susceptibility tests is depicted below. A more detailed discussion of this chart is found under "Pre-Marketing Trials/Status of Susceptibility Tests" at pages 33 and 34.

                                             INITIAL PROOF                                     ACTUAL/ANTICIPATED
                                               (PRIOR TO      CONFIRMATORY       CLINICAL          COMMERCIAL
                                             PATENT FILING)      TRIAL           UTILITY             LAUNCH
                                             --------------   ------------   ----------------  ------------------
                Periodontal Disease.........  Completed       Completed      Completed            October 1997
                Osteoporosis................  Completed       Completed      Underway                Late 1998
                Coronary Artery Disease.....  Completed       Completed      Underway                     1999
                Diabetic Retinopathy........  Completed       Underway       Not Yet Started              1999

             RISKS OF INVESTING


                  An investment in our company is subject to many risks. We
             summarize some of the most serious risks below. A more detailed list of the risk factors is found under "Risk Factors" at page 8. You should read and understand all risk factors before making your decision to invest.


                        - Uncertainty of Market Acceptance for Genetic
                          Susceptibility Tests. Consumers may not accept our current genetic susceptibility tests or others in development or may accept the tests much later than we anticipate.

                        - New Business Venture.  Our genetic susceptibility
                          testing business is relatively new and may be affected significantly by unknown economic and market conditions over which we have no control.


                        - History of Operating Losses; Accumulated Deficit;
                          Uncertainty of Future Profitability. Our company incurred a net loss of $788,546 in 1996 and anticipates a net loss of approximately $4.0 million in 1997. As of September 30, 1997, our accumulated deficit was approximately $3.91 million. It is uncertain when we will become profitable.


                        - Intense Competition.  Our company faces intense
                          competition related to the discovery and use of disease predisposing genes and genetic markers. Even after our discovery of the genetic markers, our competition may find and patent the same markers before we do or may find other markers for the same diseases. Additionally, our competitors may have greater resources enabling them to more effectively market their discoveries.

                        - Difficulty of Developing Genetic Susceptibility
                          Tests. It is uncertain whether we will be successful in bringing our complete

                                                                 Summary (con't)

                          portfolio of tests to market. Even after identifying a genetic marker, many additional trials must be run in order to verify and confirm the test's accuracy and utility. Any delay in clinical trials or negative clinical results could slow or prevent our ability to successfully market our tests.


                        - Uncertainty of Insurance Reimbursement.  It is
                          uncertain whether insurers and third-party payors will elect to reimburse patients for the cost of the genetic susceptibility tests. If insurers or third-party payors elect not to reimburse patients, it is uncertain whether individuals will elect to pay directly for our tests.



                        - Reliance on Collaborative Partners.  We have a
                          collaborative research relationship, evidenced by an exclusive worldwide agreement, with the Section of Molecular Medicine at Sheffield University. Additionally, we have entered into agreements with Sheffield University governing each of our individual tests. If these agreements were terminated, we would need to enter into additional collaborative arrangements in order to continue to build a future pipeline of new products.



                        - Uncertain Ability to Protect Proprietary
                          Technology. The patent position of biotechnology companies generally is highly uncertain and involves complex legal and factual questions. Although initial approvals have been granted by the Patent and Trademark Office with respect to some of our tests, certain of our patent applications may be rejected. Even when patents are issued, the claims of any issued patents may not provide meaningful protection for our technology or products. Others may develop similar products which test for susceptibility related to the same diseases yet avoid infringing upon, or conflicting with, our anticipated patents. In addition, there can be no assurance that any patents issued to us will not be challenged, and subsequently narrowed, invalidated or circumvented.


                        - Technological Changes Resulting in Product
                          Obsolescence. It is possible that our competitors will develop technologies more effective than those contained or used in our products. Our competitors could develop new products which make our products less competitive or obsolete.


                        - Limited Marketing or Sales Experience.  We have
                          limited experience in developing and commercially marketing our genetic susceptibility testing services.

                                                                 Summary (con't)

             PAST FINANCIAL HISTORY

                  The following graph depicts our revenues and net income or loss for each of the last three fiscal years. Our financial results are described in more detail under "Management's Discussion and Analysis of Financial Condition and Results of Operations" at page
             21. Audited financial statements are included beginning at page
             F-1.

                        [NET INCOME AND REVENUES GRAPH]

Medical Science Systems, Inc.                                    Summary (con't)

                                   KEY FACTS

SHARES OFFERED TO THE PUBLIC:
1,500,000 Shares

OVER-ALLOTMENT OPTION:
Up to 225,000 Shares (not included in 1,500,000)

TOTAL SHARES OUTSTANDING PRIOR TO OFFERING:
3,738,007 Shares

TOTAL SHARES OUTSTANDING AFTER OFFERING:
5,238,007 Shares (assuming no exercise of the over-allotment option)

TOTAL SHARES OUTSTANDING AFTER OFFERING AND EXERCISE OF ALL OPTIONS/WARRANTS:
6,545,131 Shares

PRICE PER SHARE TO PUBLIC:
$9.00 per share

TOTAL PROCEEDS RAISED BY OFFERING:
$13,500,000


UNDERWRITERS' FEES:

$1,080,000/8% of the total proceeds plus a 3% non-accountable expense allowance

EXPENSES OF THE OFFERING:
$355,000


NET PROCEEDS:


$11,660,000


USE OF PROCEEDS:


Marketing, sales, customer service and


commercialization expenses; research and


development activities; capital investment; repayment


of bridge loans; and working capital and general


corporate purposes.



UNDERWRITERS' WARRANTS:


Underwriters will receive warrants to purchase 150,000 Shares at an exercise price of $12.15 exercisable for five (5) years.


AVERAGE PRICE PER SHARE PAID BY CURRENT

SHAREHOLDERS:

$0.59

NET TANGIBLE BOOK VALUE:


$(1,725,016)


NET TANGIBLE BOOK VALUE PER SHARE BEFORE

DILUTION:


$(0.46)


NET TANGIBLE BOOK VALUE PER SHARE AFTER DILUTION:

$1.90


MARKET:

Nasdaq SmallCap MarketSM -- MSSI


Boston Stock Exchange -- MSS


DIVIDEND POLICY:
No Dividends Expected

UNDERWRITING:

Firm Commitment

                                  RISK FACTORS

     The shares of Common Stock offered by this Prospectus are speculative and involve a high degree of risk of loss. Prior to making an investment, you should carefully read this entire Prospectus and consider the following risk and speculative factors:

UNCERTAINTY OF MARKET ACCEPTANCE FOR GENETIC SUSCEPTIBILITY TESTS


     The commercial success of our genetic susceptibility tests and those that we may develop will depend upon their acceptance as medically useful and cost-effective by patients, physicians, dentists, other members of the medical and dental community and insurers. Broad market acceptance can be achieved only with substantial education about the benefits and limitations of such tests. We expect to expend substantial financial resources to effectively promote the benefits of our genetic susceptibility tests and those that we may develop. We intend to expend significant resources on educating medical and dental caregivers, policymakers, patients, insurers and others. It is uncertain whether current genetic susceptibility tests or others that we may develop will gain market acceptance on a timely basis. If patients, dentists and physicians do not accept our tests, or take a longer time to accept than we anticipate, then our revenues and profit margins may be reduced and may result in losses. See "Uncertainty of Insurance Reimbursement" at page 9.


NEW BUSINESS VENTURE

     The securities being offered by us are subject to the risks inherent in any new business venture. Although we have operated as a contract research firm since 1986, we have limited experience and a short history of operations with respect to marketing and selling susceptibility tests or therapeutics. We have had only minimal revenues related to the sale of our genetic susceptibility testing services. With the exception of our periodontal susceptibility test, the genetic susceptibility tests anticipated to be sold by us have not yet been finally designed, developed, tested or marketed. Therefore, there can be no assurance that we will be able to complete these genetic susceptibility tests, that those tests will be accepted in the marketplace, or that the tests can be sold at a profit. Our business may also be affected significantly by economic and market conditions over which we have no control. Consequently, an investment in our Common Stock is highly speculative. We do not guarantee any return on an investment in our Common Stock.

HISTORY OF OPERATING LOSSES; ACCUMULATED DEFICIT; UNCERTAINTY OF FUTURE PROFITABILITY


     We incurred a net operating loss of $788,546 in fiscal year 1996. We anticipate a net loss of approximately $4.0 million in 1997. As of September 30, 1997, our accumulated deficit was $3,913,577. Our losses have resulted principally from expenses incurred in research and development and from selling, general and administrative expenses. These expenses have exceeded our revenues. We have yet to generate any significant revenues from the sale of our genetic susceptibility testing services and there can be no assurance that we will be able to generate significant revenues in the future. We expect our operating losses to continue for the near future as our research and development, sales and marketing activities and operations continue. Our ability to achieve profitability depends on our ability to develop our sales and marketing capacity and our ability to successfully market and sell our products and services. It is uncertain when we will become profitable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" at page 21.


INTENSE COMPETITION

     Research in the field of disease predisposing genes and genetic markers is intense and highly competitive. Genetic research is characterized by rapid technological change. Our competitors in the United States and abroad are numerous and include, among others, major pharmaceutical and diagnostic companies, specialized biotechnology firms, universities and other research institutions (including those receiving funding from the Human Genome Project). Many of our potential competitors have considerably greater financial, technical, marketing and other resources than us. These greater resources may allow our competitors to discover important genes or genetic markers before us. If we, in conjunction with the Department of Molecular and Genetic Medicine at the University of Sheffield, U.K., do not discover disease predisposing genes or genetic markers associated with increased disease severity, characterize their function, develop susceptibility tests and related information services based on such discoveries, obtain regulatory and other approvals, if needed, and launch such services or products before competitors, then our revenues and earnings will be reduced or eliminated. In addition, any of the susceptibility tests that we may develop, including our periodontal susceptibility test, could be made obsolete by less expensive or more effective tests or methods which may be developed in the future. We expect competition to intensify in our industry as technical advances are made and become more widely known. See "Uncertain Ability to Protect Proprietary Technology" at page 10, "Competition" at page 39 and "Intellectual Property" at page 38.


DIFFICULTY OF DEVELOPING GENETIC SUSCEPTIBILITY TESTS

     It is uncertain whether we will be successful in developing and bringing to market our current portfolio or future tests based on the genetic discoveries made by us and our collaborators. Even when we discover a genetic marker (i.e., a genetic variation or polymorphism associated with increased disease incidence or severity), additional clinical trials need to be conducted to confirm the initial scientific discovery and to support the scientific discovery's clinical utility in the marketplace. The results of a clinical trial could delay, reduce the test's acceptance or cause our company to cancel a program. Such delays, reduced acceptance or cancellations would reduce revenues and may result in losses.


UNCERTAINTY OF INSURANCE REIMBURSEMENT



     Our ability to successfully commercialize existing genetic susceptibility tests and others that we may develop depends in part on obtaining adequate reimbursement for such testing services and related treatments from government and private health care insurers (including health maintenance organizations) and other third-party payors. Physicians' and dentists' decisions to recommend genetic susceptibility tests, as well as patients' elections to pursue testing, are likely to be heavily influenced by the scope and extent of reimbursement for such tests by third-party payors. Government and private third-party payors are increasingly attempting to contain health care costs by limiting both the extent of coverage and the reimbursement rate for new testing and treatment products and services. In particular, services which are determined to be investigational in nature or which are not considered "reasonable and necessary" for diagnosis or treatment may be denied reimbursement coverage. To date, few insurers or third-party payors have agreed to reimburse patients for genetic susceptibility tests. As a result, we initially expect to bill patients directly for the genetic susceptibility tests.



     It remains uncertain whether insurers or third-party payors will elect to provide full reimbursement coverage for the genetic susceptibility tests in the near future. If adequate reimbursement coverage is not available from insurers or third-party payors, it is uncertain whether individuals will elect to directly pay for the test. If both insurers or third-party payors and individuals are unwilling to pay for the test, then the number of tests performed will be significantly decreased. Such a scenario would result in reduced revenues and possible losses.


RELIANCE ON COLLABORATIVE PARTNERS


     In 1994 we entered into a strategic alliance with the Section of Molecular Medicine at Sheffield University, a world leader in the genetic aspects of common diseases with an inflammatory component. In 1996 we formalized our relationship by entering into an exclusive worldwide agreement (the "Master Agreement"). Under the terms of the Master Agreement, we will undertake the development and commercialization of any discoveries resulting from the research of Section of Molecular Medicine at Sheffield University. In exchange, Sheffield University will receive a share of the resultant net profits, with the percentage of net profits for us and Sheffield University agreed upon separately under project agreements related to each test (each a "Project Agreement"). Our share of the net profits under such Project Agreements ranges from 50% to 67%. The Master Agreement may be terminated with or without cause by either party upon six-months notice. Although termination does not affect any existing Project Agreements, any termination would limit or eliminate our access to future Sheffield University genetic discoveries that fall outside of the scope of our existing Project Agreements.

     The Project Agreements (excluding the agreement covering the periodontal test which has no fixed termination date) each have a ten-year term, commencing in September 1996, which is automatically renewed for one-year periods unless terminated by either party upon a six month's prior notice. The Project Agreements may be terminated: (i) by mutual agreement, (ii) by either party 30 days after an uncured breach or default by the other party; (iii) by either party upon certain events of bankruptcy; and (iv) by our company if Professor Gordon Duff ceases to be an employee of, or head of the Section of Molecular Medicine at Sheffield University. In the case of mutual agreement to terminate, or in the case of our terminating a Project Agreement prior to the end of the ten-year term, net profits would be reallocated by mutual agreement in light of the continued responsibilities between the parties. However, Sheffield University's share of the net profits would not be allowed to fall below ten percent (10%) in such an instance. If the Master Agreement or any of the Project Agreements were terminated, we would need to enter into additional collaborative arrangements in order to continue to build a future pipeline of products.


     In the future we may, in order to facilitate the sale of our testing services and/or products, enter into collaborative selling arrangements with one or more other persons. It is uncertain whether we will be able to negotiate acceptable collaborative arrangements in the future or that such collaborative arrangements will be successful. If we are unable to identify collaborative partners to sell certain of our services and/or products, we may be forced to develop an internal sales force to market and sell our services and/or products in markets where we are not intending on developing a direct selling presence. Such a process would take more time and potentially cost more. As a result, our revenues and earnings would be reduced. If we do enter into collaborative selling arrangements, our success will depend upon the efforts of others and may be beyond our control. Failure of any collaborative selling arrangement could result in reduced revenues and possible losses.

UNCERTAIN ABILITY TO PROTECT PROPRIETARY TECHNOLOGY

     Our success will partly depend on our ability to obtain patent protection, both in the United States and in other countries, for our products and services. In addition, our success will also depend upon our ability to preserve our trade secrets and to operate without infringing the proprietary rights of third parties.


     We have ten (10) patent applications pending, including applications covering each of our four genetic susceptibility tests. In June 1997, a Notice of Allowance was issued by the United States Patent and Trademark Office with respect to the patent applications for both our periodontal and osteoporosis susceptibility tests. A Notice of Allowance is granted by the Patent and Trademark Office, if, on examination of the application, the patent application is found to be allowable. Thereafter a fee for issuing the patent is due within three months from the date of the Notice of Allowance. When the issue fee is paid, the patent issues as soon as possible after the date of payment, dependent upon the backlog of patents at the Patent and Trademark Office. The patent is then delivered or mailed on the day of its grant, or as soon thereafter as possible. We paid the issue fee related to the application for the periodontal susceptibility test on July 18, 1997 and for the osteoporosis susceptibility test on September 8, 1997. While the issuance of these patents is likely, the exact date of issuance is not known. It is rather unlikely, but possible, that the United States Patent Trademark Commissioner could disallow the granting of our patents at any time prior to the date of issuance. There can be no assurance that our patent applications will ever be issued as patents or that the claims of any issued patents will afford meaningful protection for our technology or products. Further, others may develop similar products which test for susceptibility related to some diseases yet avoid infringing upon, or conflicting with, our anticipated patents. In addition, there can be no assurance that any patents issued to us will not be challenged, and subsequently narrowed, invalidated or circumvented.


     Our testing services and/or products may also conflict with patents which have been or may be granted to others. As the biotechnology industry expands and more patents are filed and issued, the risk increases that our products may give rise to a declaration of interference by the Patent and Trademark Office, or to claims of patent infringement by other companies, institutions or individuals. Such entities or persons could bring legal proceedings against us seeking damages or seeking to enjoin us from testing, manufacturing or marketing our products. Patent litigation is costly, and even if we prevail, the cost of such litigation could have an adverse effect on us. If the other parties in any such actions are successful, in addition to any liability for damages, we could be required to cease the infringing activity or obtain a license. It is uncertain whether any license required would be available to us on acceptable terms, if at all. Failure by us to obtain a license to any technology that we may require to commercialize our products could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, there is considerable pressure on academic institutions and other entities to publish discoveries in the genetic field. Such a publication by an academic institution or other entity, prior to our filing of a patent application on such discovery, may compromise our ability to obtain U.S. and foreign patent protection for the discovery.


     We also rely upon unpatented proprietary technologies. We rely on confidentiality agreements with our employees, consultants and collaborative partners to protect such proprietary technology. There can be no assurance that we can adequately protect our rights in such unpatented proprietary technologies, that others will not independently develop substantially equivalent proprietary information or techniques, or otherwise gain access to our proprietary technologies or disclose such technologies. See "Intellectual Property" at page 38.


     The United States Patent and Trademark Office issued new Utility Guidelines in July 1995 that address the requirements for demonstrating utility, particularly in inventions relating to human therapeutics. While the guidelines do not require clinical efficacy data for issuance of patents for human therapeutics, there can be no assurance that the Patent and Trademark Office's interpretations of such guidelines, and any chances to such interpretations will not delay or adversely affect our or our collaborators' ability to obtain patent protection. The biotechnology patent situation outside the United States is even more uncertain and is currently undergoing review and revision in many countries.

TECHNOLOGICAL CHANGES RESULTING IN PRODUCT OBSOLESCENCE


     Market acceptance and sales of our testing services could also be adversely affected by technological change. It is uncertain whether our competitors will succeed in developing genetic susceptibility tests that circumvent or are more effective than our technologies or services. Further, it is uncertain whether such developments would render our or our collaborators' technology or services less competitive or obsolete. Further, our testing services could be rendered obsolete as a result of future innovations in the treatment of gum disease, osteoporosis, coronary artery disease or diabetes retinopathy, which could have a significant negative impact on our company's ability to market our services effectively. See "Uncertain Ability to Protect Proprietary Technology" at page 10, "Competition" at page 39 and "Intellectual Property" at page 38.


LIMITED MARKETING OR SALES EXPERIENCE


     Our business strategy is to provide genetic susceptibility testing services aimed at common diseases that are treatable and preventable. The commercial introduction of the periodontal susceptibility test at the beginning of October 1997 represents our first such effort. In preparation for the launch of the periodontal susceptibility test, we have devoted substantial human and financial resources to the establishment and staffing of a customer service support facility and the building of a sales and marketing infrastructure. However, we have limited experience in developing and commercially marketing susceptibility testing services. It is uncertain whether our customer service support facilities and sales and marketing program will achieve efficient, effective or successful operations. Failure to successfully market such tests could reduce our revenues and may result in losses. See "Competition" at page 39 and "Government Regulation" at pages 11 and 42.


GOVERNMENT REGULATION


     The sampling of blood, saliva or cheek scrapings from patients and subsequent analysis in a clinical laboratory does not, at the present time, require FDA or regulatory authority approval outside the U.S. for either the sampling procedure or the analysis itself. The samples are taken in the healthcare provider's office, using standard materials previously approved as medical devices, such as sterile lancets and swabs. The testing procedure itself is performed in one or more registered, certified clinical laboratories under the auspices of the Clinical Laboratory Improvement Amendments of 1988, administered by the Health Care Financing Administration. In general, the federal regulations governing approval of the laboratory facilities and applicable state and local regulations governing the operation of clinical laboratories apply to the laboratory but not to our company. However, changes in the scope of the services offered by our company (e.g., establishing an in-house clinical laboratory) would subject our company to applicable regulations. Additionally, changes in existing regulations could require advance regulatory approval of genetic susceptibility tests which may result in a substantial curtailment or even prohibition of our activities without regulatory approval. If our tests ever require regulatory approval, the costs of introduction will increase and marketing and sales may be significantly delayed.

     Further, eighteen months ago the FDA proposed to regulate as medical devices the "active ingredients" (known as "analyte specific reagents" or "ASRs") of certain tests developed by, or in conjunction with, clinical laboratories. Currently, a final rule has not been issued. The FDA has specifically stated that it is not proposing a comprehensive regulatory scheme over the final tests, but rather the active ingredients (ASRs) provided to the laboratories that perform them. According to the FDA, any contemplated additional controls (e.g. submission for Pre-Market Approval applications) over the tests themselves would likely involve those tests which identify genes associated with cancer or diseases associated with dementia. If the FDA requires Pre-Market Approval of our genetic susceptibility test, our company may be required to conduct pre-clinical studies, obtain an investigational device exemption to conduct clinical tests, file a Pre-Market Approval application, and obtain FDA approval. There can be no assurance such approval would be received on a timely basis, if at all. The failure to receive such approval could require us to develop alternative testing methods or utilize approved ASRs, which could result in the delay or stop the use of such tests. Such a delay or termination could result in reduced revenues or losses.

     Although our primary business is to develop genetic susceptibility testing services, we may also develop or assist others to develop, drugs or other treatments for the diseases related to our tests. The FDA and comparable agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the manufacturing and marketing of drug products such as those potentially to be developed by our company or any partner. The process of obtaining FDA and other required regulatory approvals is lengthy and expensive. The time required for FDA approvals is uncertain and typically takes a number of years, depending on the type, complexity and novelty of the product. We may encounter significant delays or excessive costs in our efforts to secure necessary approvals or licenses. Because certain of the products likely to result from our research and development programs involve the application of new technologies and will be based on new approaches, such products may be subject to substantial additional review by various governmental regulatory authorities and as a result, regulatory approvals may be obtained more slowly than for products using more conventional technologies. There can be no assurance that FDA approvals will be obtained in a timely manner, if at all. Any delay in obtaining, or the failure to obtain, such approvals would adversely affect our ability to generate product or product sales. Even if FDA approvals are obtained, the marketing and manufacturing of drug products are subject to continuing FDA and other regulatory review, and later discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on the product or manufacturer, including withdrawal of the product from the market. Additional governmental regulations may be promulgated which could delay regulatory approval of our potential products. We cannot predict the impact of adverse governmental regulation which might arise from future legislative or administrative action.


     We intend to generate product revenues from sales outside of the United States. Distribution of our testing services or products outside the United States may be subject to extensive government regulation. These regulations, including the requirements for approvals or clearance to market, the time required for regulatory review and the sanctions imposed for violations, vary by country. It is uncertain whether we will obtain regulatory approvals in such countries or that we will be required to incur significant costs in obtaining or maintaining our foreign regulatory approvals. Failure to obtain necessary regulatory approvals or any other failure to comply with regulatory requirements could result in reduced revenues and earnings. See "Products and Services" at page 25 and "Government Regulation" at page 42.

PRODUCT LIABILITY EXPOSURE

     Our business exposes us to potential liability risks inherent in the testing and marketing of medical and dental related services or products. It is uncertain whether liability claims will be asserted against us. We have product and professional liability insurance which we believe provides coverage for the testing and commercial introduction of our genetic susceptibility tests. It is uncertain whether we will be able to maintain such insurance on acceptable terms. Any insurance obtained may not provide adequate coverage against potential liabilities. A liability claim, even one without merit, could result in significant legal defense costs thereby increasing our expenses, lowering our earnings and even resulting in losses.

DEPENDENCE ON CLINICAL LABORATORY

     The clinical laboratory operated by Baylor University currently performs all of our genetics tests. Our company is not licensed as a clinical laboratory and cannot perform genetic tests. Although we believe other clinical laboratories are readily available if we cannot use Baylor University, the loss of Baylor University may result in delays in the performance of genetic tests or may increase the costs of performing genetic tests.

ETHICAL, LEGAL AND SOCIAL IMPLICATIONS OF GENETIC SUSCEPTIBILITY TESTING

     The prospect of broadly available genetic susceptibility testing has raised issues which are currently being widely discussed by the medical and scientific communities, as well as other interested groups and organizations, regarding the appropriate utilization and the confidentiality of information provided by such testing. The recent movement towards discovery and commercialization of susceptibility tests for assessing a person's likelihood of developing a chronic disease has also focused public and legislative attention on the need to protect the privacy of genetic assessment medical information. With the progression towards more comprehensive record keeping by health insurers and managed care firms, this need has led to a number of legal initiatives. The recently enacted federal health insurance reform law (Kassebaum-Kennedy of 1996) recognizes the comparability of information obtained by genetic means to other types of personal medical information. The law prohibits insurance companies from refusing health insurance coverage to individuals on the basis of their medical history, including "genetic information." This legislation also prohibits employees from discrimination in hiring practices on the same basis. This legislation indicates a trend to protect the privacy of patients while allowing them to be screened for conditions which, can be prevented, reduced in severity or cured. In the most extreme scenario, governmental authorities could, for social or other purposes, limit the use of genetic testing or prohibit testing for genetic susceptibility to certain conditions. For these reasons, we could experience a delay or reduction in test acceptance. Such a delay or reduction could reduce our revenues or result in losses.


     We are taking a proactive stance in the ethical arena. We have engaged Dr. Philip Reilly, who is both an M.D. (certified specialist in clinical genetics) and an attorney, to advise us in the area of genetic testing and its ethical, legal and clinical utility ramifications. Additionally, we are currently advising doctors who administer our genetic susceptibility tests to take special efforts to maintain the confidentiality of the test results. Our intent is to avoid information about test results being disclosed to insurers until issues regarding insurability have been fully analyzed and acted upon by the appropriate legislative bodies.



     On August 1, 1997, we formed a joint venture named Digisphere, LLC whose purpose, in part, will be to provide marketing information to those patients who test positive on one of our tests and who subsequently send in a business reply card seeking more information. See "Product Development" at page 34. The confidentiality of patient information is subject to regulation by state law. A variety of statutes and regulations exist safeguarding privacy and regulating the disclosure and use of medical information. State constitutions may provide privacy rights and states may provide private causes of action for violations of an individual's "expectation of privacy." Tort liability may result from unauthorized access and breaches of patient confidence. We intend to comply with state law and regulations governing medical information privacy.

DEPENDENCE ON KEY PERSONNEL AND CONSULTANTS

     Because of the specialized scientific nature of our business, we are highly dependent upon our ability to attract and retain qualified management, scientific and technical personnel. Our company will also be dependent upon the ability to hire qualified marketing and sales personnel. Competition for scientific, marketing and sales personnel is intense. Loss of the services of Mr. White, Dr. Kornman or Dr. Newman could adversely affect our research and development programs and susceptibility testing service business and could impede the achievement of our business objectives. We do not maintain key man life insurance on any of our personnel.

CONTROL BY EXISTING SHAREHOLDERS


     Following completion of this offering, our directors, executive officers and certain of their affiliates, will beneficially own approximately 66.86% of our outstanding Common Stock. Accordingly, these shareholders, individually and as a group, may be able to influence the outcome of shareholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in our Amended and Restated Articles of Incorporation or Amended and Restated By-Laws and the approval of certain mergers and other significant corporate transactions, including a sale of substantially all of our assets. Such control by existing shareholders could have the effect of delaying, deferring or preventing a change in control. See "Principal Shareholders" at page 51.


DILUTION; ABSENCE OF DIVIDENDS


     Purchasers in the offering will experience immediate and substantial dilution in the net tangible book value of the Common Stock from the public offering price. Additional dilution is likely to occur upon the exercise of any options or warrants that we have granted. See "Dilution" at page 19. We have never paid dividends and do not intend to pay any dividends in the foreseeable future. See "Description of Securities" at page 52.


SHARES ELIGIBLE FOR FUTURE SALE


     Sales of substantial amounts of Common Stock in the public market following this offering could lower the market price of the Common Stock. Of the 5,238,007 shares of Common Stock to be outstanding after this offering (assuming no exercise of outstanding options, warrants or the overallotment option), 1,500,000 shares will be freely tradeable without restriction. Upon expiration of the lock-up agreements entered into by the officers and directors of our company, an additional 3,258,053 shares will become eligible for sale one year from the closing of this offering, subject to the provisions of Rule 144. See "Shares Eligible for Future Sale" at page 53. Of the remaining 479,954 shares of Common Stock, 5,000 shares will be eligible for resale under Rule 144 following this offering. The remaining 474,954 shares will have been held for less than one year and will become eligible for sale at various dates as the one-year holding period under Rule 144 is satisfied.



     In addition, we intend to file a registration statement on Form S-8 with respect to the shares of Common Stock issuable upon exercise of options under the 1996 Equity Incentive Plan (the "Plan"). The Plan authorizes the issuance of options relating to up to 1,000,000 shares of Common Stock. Currently, there are 800,579 options that have been issued under the Plan which generally vest over three years. See "1996 Equity Incentive Plan" at page 48. Upon filing of such registration statement, the holders of such options may, subject to vesting requirements, exercise and sell their shares immediately without restriction, except affiliates who are subject to certain volume limitations and manner of sale requirements of Rule 144. See "Shares Eligible for Future Sale" at page 53. Holders of 356,545 warrants to purchase shares are entitled to certain registration rights with respect to such shares. Upon registration, such shares may be sold in the market without limitation. See "Registration Rights" at page
53. Sales of such shares may decrease the market price for our Common Stock. See "Underwriting" at page 55.

IMPACT UPON FUTURE NET INCOME OR LOSS OF THE COMPANY BY CURRENT ACCOUNTING FOR DEBT ISSUANCE COSTS

     From August 1, 1997 through October 6, 1997, the Company issued Bridge Loans to investors in the aggregate amount of $1,780,000. In connection with the issuance of these Bridge Loans, the Company also issued 356,545 warrants to purchase the Company's Common Stock for $5.50 per share. The Company has determined that additional financing expense of $356,545 needs to be recognized in connection with the issuance of these warrants. The $356,545 of additional financing cost is currently being amortized over fourteen months, the terms of the Bridge Loans. However, upon completion of the initial public offering, the $1,780,000 Bridge Loans will be repaid and the unamortized amount of the additional financing costs will be charged to earnings as an extraordinary loss on debt extinguishment and will significantly impact the net income or loss of the Company in the quarter in which the initial public offering is completed.

ARBITRARY OFFERING PRICE OF THE COMMON STOCK; POSSIBLE VOLATILITY OF COMMON STOCK PRICE


     The initial public offering price of the Common Stock has been determined by negotiations between our company and the Underwriter. The initial public offering price bears no relationship to earnings, asset values, book value or any other recognized criteria of value. See "Underwriting" at page 55.


     The market prices for securities of emerging health care companies have been highly volatile. Announcements may have a significant impact on the market price of the Common Stock. Such announcements may include biological or medical discoveries, technological innovations or new commercial services by us or our competitors, developments concerning proprietary rights, including patents and litigation matters, regulatory developments in both the United States and foreign countries, public concern as to the safety of new technologies, general market conditions as well as quarterly fluctuations in our revenues and financial results and other factors. The stock market has from time to time experienced extreme price and volume fluctuations which have particularly affected the market prices for emerging and biotechnology companies and which have often been unrelated to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of our Common Stock. In the past, following periods of volatility in the market price of a company's stock, securities class action litigation has occurred against the issuing company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on our revenues and earnings. Any adverse determination in such litigation could also subject us to significant liabilities.

EFFECT OF PREFERRED STOCK AND DIRECTOR REMOVAL PROVISIONS

     Our Board of Directors is authorized to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by our shareholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any shares of Preferred Stock that may be issued in the future. While we have no present intention to issue shares of Preferred Stock, such issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. In addition, such Preferred Stock may have other rights, including economic rights, senior to the Common Stock. As a result, the issuance of Preferred Stock could decrease the market value of the Common Stock.

     Our Amended and Restated Articles of Incorporation provide that members of the Board of Directors may be removed only for cause upon the affirmative vote of holders of at least a majority of the shares of our outstanding capital stock entitled to vote. Certain other provisions of our Amended and Restated Articles of Incorporation could also have the effect of delaying or preventing changes of control or in management. Such a delay or preventive effect could adversely affect the price of our Common Stock.

                                  THE COMPANY

     Drs. Kenneth S. Kornman and Michael G. Newman founded the Company in 1986 to develop and introduce new methods, tools and technology for dental practitioners that would better predict treatment outcomes in patients. We derived our initial revenue primarily from contract research to pharmaceutical companies and others. In early 1992, we expanded our contract research program to include both medical and dental research. In 1994, we implemented an internal product discovery program. We then used profits generated from our contract research programs to fund our own product research and development.


     We originally operated under two separate Texas corporations, known as Oral Science Systems and Oral Science Technologies. In August 1995, Oral Science Systems was merged into Oral Science Technologies which changed its corporate name to Medical Science Systems, Inc. ("MSS"). MSS continued to function as a Subchapter "S" corporation until September 30, 1996, when it became a "C" corporation. MSS' principal executive office is located at 4400 MacArthur Boulevard, Suite 980, Newport Beach, California 92660, and may be reached by telephone at (714) 550-9730. MSS maintains a website located at http://www.medscience.com.

                                USE OF PROCEEDS

     If all 1,500,000 shares of Common Stock offered by this Prospectus are sold, we will receive net proceeds of approximately $11,660,000 (assuming the public offering price is $9.00, and assuming the over-allotment option is not exercised). If the Underwriters exercise the over-allotment option, our company would receive an additional $1,802,250. Net proceeds are determined after deduction of all commissions, discounts and expenses paid to the Underwriters (estimated to be $1,485,000) and after all expenses of the offering (estimated to be $355,000).

     We intend, in the following order of priority, to use the net proceeds from this offering to:


                                                                                   PERCENTAGE
                                                                      AMOUNT      NET PROCEEDS
                                                                   ------------   -------------
    Marketing, sales, customer service and commercialization
      expenses..................................................    $ 5,200,000        44.60%
         -- Expenses for sales and marketing in conjunction with
            the market introduction of each susceptibility test.
            Such expenses include market research studies,
            marketing collateral materials, trade show
            participation, public relations, advertising
            expenses and sales and marketing personnel.
    Research and development activities.........................      1,450,000        12.43%
         -- Continuation of clinical trials for genetic
            susceptibility tests under development, to provide
            clinical utility data, amortization of capitalized
            patent expense beginning when each patent issued and
            salaries of research and development personnel.
    Capital Investments.........................................        300,000         2.57%
         -- Expenditures for computer equipment, furniture and
            fixtures primarily related to increases in
            personnel.
    Repayment of Bridge Loans(1)................................      1,780,000        15.27%
    Working capital and general corporate purposes..............      2,930,000        25.13%
                                                                    -----------       ------
              TOTAL.............................................    $11,660,000       100.00%
                                                                    ===========       ======



---------------


(1) The proceeds of the Bridge Loans were applied and utilized in the following manner: $7,000 (cost of bridge financing, including legal expenses); $125,000 (initial public offering expenses); $600,000 (operating expenses, August and September 1997); $300,000 (operating expenses, October 1997); and $748,000 (remaining on balance as of October 29, 1997).


     The amount and timing of working capital expenditures may vary significantly depending upon numerous factors, including the progress of our research, discovery and development programs, the timing and costs involved in obtaining regulatory approvals, the costs involved in filing, prosecuting and enforcing patent claims, competing technological and market developments, payments received under collaborative agreements, changes in collaborative research relationships, the costs associated with potential commercialization of our products, including the development of marketing and sales capabilities, the cost and availability of third-party financing for capital expenditures and administrative and legal expenses.

     We believe that our available cash and existing sources of funding, together with the proceeds of this offering and interest earned thereon, will be adequate to maintain our current and planned operations for at least the next 18 months.

     Until used, we intend to invest the net proceeds of this offering in interest-bearing, investment-grade securities. While the net proceeds are so invested, the interest earned by us on such proceeds will be limited by available market rates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" at page 21. We intend to invest and use such proceeds so as not to be considered an "investment company" under the Investment Company Act of 1940, as amended.

                                DIVIDEND POLICY

     Holders of shares of Common Stock are entitled to dividends when, as and if declared by the Board of Directors, out of funds legally available therefor. We have not yet paid any dividends and do not expect to do so in the foreseeable future. We intend to use all retained earnings for working capital and to finance the anticipated growth and expansion of our business.

                                 CAPITALIZATION


     The following table sets forth our capitalization (i) as of September 30, 1997; (ii) on a pro forma basis after giving effect to the issuance of $230,000 in Bridge Loans subsequent to September 30, 1997 as if the issuance of Bridge Loans occurred on September 30, 1997; and (iii) on a pro forma basis as adjusted to give effect to the receipt of net proceeds from the sale of 1,500,000 shares of Common Stock offered hereby after deducting underwriting discounts and commissions and estimated offering expenses:



                                                                       SEPTEMBER 30, 1997
                                                               -----------------------------------
                                                                                        PRO FORMA
                                                               ACTUAL     PRO FORMA    AS ADJUSTED
                                                               -------    ---------    -----------
                                                                         (IN THOUSANDS)
Long term debt and obligations under capital leases, less
  current portion(1), and Bridge Loans.......................  $ 2,169     $ 2,399       $   619
                                                               -------    ---------    -----------

Shareholders' equity:
  Preferred Stock, 5,000,000 shares authorized; none issued
     and outstanding actual, pro forma or pro forma as
     adjusted................................................      -0-         -0-           -0-
  Common Stock, no par value, 10,000,000 shares authorized;
     3,738,007 shares issued and outstanding; 3,738,007
     shares issued and outstanding pro forma; 5,238,007
     shares issued and outstanding pro forma as
     adjusted(2).............................................    2,450       2,450        14,441
  Accumulated deficit........................................   (3,914)     (3,914)       (4,245)
                                                               -------    ---------    -----------
     Total shareholders' equity..............................   (1,464)     (1,464)       10,196
                                                               -------    ---------    -----------
       Total capitalization..................................  $   705     $   935       $10,815
                                                               =======    ========     =========


---------------


(1) As of September 30, 1997, the current portion of obligations under long term debt and capital leases was approximately $187,959.



(2) Excludes (i) 356,545 shares of Common Stock subject to Bridge Warrants, exercisable at $5.50 per share; (ii) 800,579 shares of Common Stock subject to outstanding options under our 1996 Equity Incentive Plan, exercisable at $3.70 or $5.00 per share; (iii) 199,421 shares of Common Stock reserved for issuance pursuant to our 1996 Equity Incentive Plan; (iv) the exercise of the Underwriters' over-allotment option; and (v) 150,000 shares of Common Stock subject to Underwriters' Warrants, exercisable at one hundred thirty-five percent (135%) of the initial public offering price of the Common Stock. See "Description of Securities" at page 52.

                                    DILUTION


     As of September 30, 1997, there were 3,738,007 shares of our Common Stock outstanding, having a negative net tangible book value per share of approximately $(0.46). Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of our Common Stock outstanding.



     After giving effect to the sale of the 1,500,000 shares of Common Stock under this offering at a price of $9.00 per share and the application of the net proceeds therefrom (but assuming none of the options or warrants are exercised), there would be a total of 5,238,007 shares of our Common Stock outstanding with a net tangible book value of approximately $1.90 per share. This would represent an immediate increase in net tangible book value of $2.36 per share to existing shareholders and an immediate dilution of $7.10 per share to new investors. Dilution is determined by subtracting net tangible book value per share after the offering from the amount paid by new investors per share of Common Stock. The following table illustrates the per share dilution:



    Initial public offering price per share.............................             $9.00
      Net tangible book value per share as of September 30, 1997........  $(0.46)
      Increase attributable to new investors............................    2.36
    Adjusted net tangible book value per share after this offering......              1.90
                                                                                     -----
    Dilution per share to new investors.................................             $7.10
                                                                                     =====



     The following table summarizes, on a pro forma basis, as of September 30, 1997, the difference between the existing shareholders and the new investors with respect to the number of shares of Common Stock purchased from our company, the total consideration paid and the average price per share:



                                    SHARES PURCHASED          TOTAL CONSIDERATION
                                  ---------------------     -----------------------     AVERAGE PRICE
                                   NUMBER       PERCENT       AMOUNT        PERCENT       PER SHARE
                                  ---------     -------     -----------     -------     -------------
    Existing shareholders.......  3,738,007       71.36%    $ 2,190,600       13.96%        $0.59
    New investors...............  1,500,000       28.64      13,500,000       86.04         $9.00
                                  ---------      ------     -----------      ------
    Total.......................  5,238,007      100.00%    $15,690,600      100.00%
                                  =========      ======     ===========      ======



     The foregoing table assumes (i) no exercise of the Underwriters' over-allotment option; (ii) no exercise of the 150,000 Underwriters' Warrants;
(iii) no exercise of the 356,545 Bridge Warrants, exercisable at $5.50 per share; and (iv) no exercise of stock options outstanding after September 30, 1997. As of September 30, 1997, there were options outstanding to purchase a total of 800,579 shares of Common Stock under our 1996 Equity Incentive Plan, at a weighted average exercise price of $4.37 per share. To the extent that any of the shares of Common Stock are issued on exercise of any of these warrants, options or additional options granted after September 30, 1997, there will be further dilution to new investors. See "Description of Securities" at page 52.

                            SELECTED FINANCIAL DATA


     We are providing the following selected financial data to aid you in your analysis of this potential investment. This information was derived from: (1) our 1995 and 1996 historical financial statements; and (2) from our internally prepared unaudited financial statements for the nine-month periods ended September 30, 1996 and 1997. Our financial statements as of December 31, 1995 and 1996 with the notes thereto and the related reports of Singer Lewak Greenbaum & Goldstein LLP, independent public accountants, together with our internally prepared unaudited financial statements for the nine-month periods ended September 30, 1996 and 1997 are included elsewhere in this Prospectus. Our unaudited financial statements, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of our financial position and results of operations for the unaudited interim periods. The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" at page 21 and our financial statements and related notes thereto included elsewhere in this Prospectus.



                                                                       NINE MONTHS ENDED   NINE MONTHS ENDED
                                  YEAR ENDED          YEAR ENDED         SEPTEMBER 30,       SEPTEMBER 30,
                               DECEMBER 31, 1996   DECEMBER 31, 1995         1997                1996
                               -----------------   -----------------   -----------------   -----------------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS
  DATA:
Revenues.....................      $   1,919           $   1,873           $     152           $   1,905
Cost of sales................            548                 368                 149                 538
                                  ----------          ----------          ----------          ----------
Gross profit (loss)..........          1,371               1,505                   3               1,367
Expenses:
  Research and development...            958                 582                 785                 682
  Selling, general and
     administrative..........          1,163                 756               2,164                 776
                                  ----------          ----------          ----------          ----------
     Total expenses..........          2,121               1,338               2,949               1,458
                                  ----------          ----------          ----------          ----------
Operating income (loss)......           (750)                167              (2,946)                (91)
Other income (expense),
  net........................            (33)                (14)                (96)                 (6)
Provision for income taxes...             (6)                 (3)                -0-                 -0-
Net income (loss)............      $    (789)          $     150           $  (3,042)          $     (97)
                                  ==========          ==========          ==========          ==========
Earnings (loss) per share....      $    (.18)          $     .03           $    (.71)          $    .(02)
                                  ==========          ==========          ==========          ==========
Shares used in computing
  earnings (loss) per
  share(1)...................      4,288,436           4,288,436           4,288,436           4,288,436
                                  ==========          ==========          ==========          ==========


---------------
(1) Includes all shares issuable upon the exercise of options and warrants granted within one year prior to the date of this Prospectus.


                                                                    SEPTEMBER 30, 1997
                                                     ------------------------------------------------
                                                                       (UNAUDITED)
                                                                      (IN THOUSANDS)
                                                                                         PRO FORMA
                                                     ACTUAL        PRO FORMA(1)        AS ADJUSTED(2)
                                                     ------       --------------       --------------
BALANCE SHEET DATA:
Cash and cash equivalents..........................     870            1,100               10,980
Working capital....................................     168              398               10,278
Total assets.......................................   1,437            1,667               11,547
Total shareholders' equity.........................  (1,464)          (1,464)              10,196


---------------

(1) On a pro forma basis after giving effect to the issuance of $230,000 in Bridge Loans subsequent to September 30, 1997 as if the issuance of Bridge Loans occurred on September 30, 1997.


(2) On a pro forma as adjusted basis to give effect to the receipt of net proceeds from the sale of 1,500,000 shares of Common Stock offered hereby after deducting underwriting discounts and commissions and estimated offering expenses.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The following discussion and analysis should be read in conjunction with the Financial Statements and related Notes contained elsewhere in this Prospectus. This Prospectus contains forward-looking statements which involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors" at page 8.


OVERVIEW

     Since inception, we have devoted substantially all of our resources to maintaining our research and development programs and supporting contract research agreements. To date, we have received limited revenues from the sale of our periodontal susceptibility test. Revenues received by us have historically been payments pursuant to contract research agreements. For the fiscal year ended December 31, 1996, we had a net loss of $789,000 and as of December 31, 1996 had a shareholder deficit of $700,000.

     We had two research contracts with Alpharma, Inc. ("Alpharma") for the clinical investigation of Alpharma's proprietary periodontitis antibiotic product. These contracts and the payments associated therewith ended in June 1996.

     We intend to enter into additional contract research agreements to assist in the funding of our own internal research projects. There can be no assurance that we will be able to enter into additional contract research agreements on terms acceptable to us. We could incur losses for at least the next several years, primarily due to expansion of our research and development programs, increasing staffing costs and expansion of our facilities. Additionally, we expect to incur substantial sales, marketing and other expenses in connection with launching our genetic susceptibility testing business. We expect that losses will fluctuate from quarter to quarter and that such fluctuations may be substantial.

     We devoted significant resources during the last fiscal year to the beta testing and validation of our genetic susceptibility test related to periodontitis, as well as building our sales and marketing force in preparation for the commercial launch of the periodontal susceptibility test. Additional outlays have been expended on the hiring of additional customer service personnel and the associated increase in use of test materials and commercial laboratory charges. We also incurred increased development expenses during the year related to work on developing our genetic susceptibility tests for osteoporosis, coronary artery disease and diabetic retinopathy. We expect research and development expenses to continue to increase as personnel and research and development facilities are expanded.

     Selling, general and administrative expenses for the year ended December 31, 1996 increased $407,000 from the year ended December 31, 1995. The increase was attributable to sales and marketing expenses related to the upcoming launch of our periodontal susceptibility test and salaries and benefits paid to existing and newly hired sales and marketing employees. We recently commercially launched our periodontal susceptibility test on October 3, 1997. Additionally, we expect that our general and administrative expenses will continue to increase in support of our research and development efforts and the anticipated growth of our genetic susceptibility testing business.

RESULTS OF OPERATIONS


     NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996.



     Revenues for the nine months ended September 30, 1997 decreased by $1,753,000 due to the decrease in contract research agreements. Research and development expenses of $785,000 for the nine months ended September 30, 1997 were comparable to the $682,000 for the same period in 1996. The research and development expenses are attributed to development expenses during the period related to work on developing our genetic susceptibility tests for periodontitis, osteoporosis, coronary artery disease and diabetic retinopathy. Selling, general and administrative expenses increased by $1,388,000 for the nine month period ended September 30, 1997 compared with the same period in 1996. The increase in 1997 was primarily due to the hiring of additional sales and marketing personnel and costs related to the pre-commercial launch of our periodontal susceptibility test.


     Interest income for the nine months ended September 30, 1997 decreased by $6,000 primarily due to decreased funds available for investment. Interest expense for the nine months ended September 30, 1997, amounted to $73,000, an increase of $59,000 over the same period in 1996. The increase was due primarily to an increased working capital line of credit, a long term loan with Bank of America and the Bridge Loans.



     The net loss for the nine months ended September 30, 1996 was $97,000 compared to $3,042,000 for the nine months ended September 30, 1997. The difference is a result of the increased research and development expenses, increased selling, general and administrative expenses and the decrease in research contract revenues.


     YEARS ENDED DECEMBER 31, 1996 AND 1995.

     Revenues for the year ended December 31, 1996 increased by $46,000. Research and development expenses increased to $958,000 for the year ended December 31, 1996 from $582,000 for the year ended December 31, 1995. The increase in research and development expenses is attributed to development expenses during the period related to work on developing our genetic susceptibility tests for periodontitis, osteoporosis, coronary artery disease and diabetic retinopathy. Selling, general and administrative expenses increased to $1,163,000 for the year ended December 31, 1996 from $756,000 for the year ended December 31, 1995. The increase in 1996 was primarily due to the hiring of additional personnel and costs related to the pre-commercial launch of our periodontal susceptibility test.

     Interest income for the year ended December 31, 1996 increased to $9,000 from $0 for the prior year, due to the increased funds available for investment. These funds were raised in our private placement of common stock in starting in November 1996 and through our contract research agreements with various companies. Interest expense for the year ended December 31,1996, amounting to $34,000, was due entirely to a working capital line of credit and a long term loan with Bank of America.

     The net income for the year ended December 31, 1995 was $150,000 compared to a net loss of $789,000 for the year ended December 31, 1996. The difference is a result of the increase in research and development expense, the increase in selling, general and administrative expenses and the decrease in research contract revenues.

LIQUIDITY AND CAPITAL RESOURCES


     We have financed our operations from inception through contract research revenues and more recently through sales of common stock and borrowings. During 1997 we have received $1,882,000 in net proceeds from private placements of our Common Stock. We raised an additional $1,780,000 through a debt/warrant offering from August 1, 1997 through October 6, 1997.


     We have also, for working capital purposes, entered into term loans with a bank to effect borrowings originally in the amounts of $500,000 and $250,000. As of September 30, 1997, our borrowings under the term loans were $483,000 and $185,000, respectively.


     As of September 30, 1997, our company had $870,000 in cash and cash equivalents.



     During the nine months ended September 30, 1997 and 1996, and the fiscal years ended December 31, 1996 and 1995, our cash provided by (used in) operations used in was $(2,469,000), $(23,000), $(442,000) and $112,000,
respectively. The cash used for operations was primarily to fund research and development and sales and marketing expenses related to the introduction and support of our genetic susceptibility tests.



     We expect to use a portion of the net proceeds of this offering for expanding sales and marketing efforts, funding of clinical studies, increasing production or commercialization capacity, customer service and funding research and development, the repayment of the investor Bridge Loans, as well as for working capital and general corporate purposes. A portion of the proceeds may also be used for investments in or acquisitions of complementary businesses, products or technologies. See "Use of Proceeds" at page 17.

                                    BUSINESS

GENERAL DESCRIPTION

     We provide genetic susceptibility testing services for common diseases that are treatable and preventable. We have focused on four diseases initially: periodontitis (gum disease), osteoporosis (bone disease), coronary artery disease (heart disease) and diabetic retinopathy (blindness associated with diabetes). Our tests identify genetic markers which, if present in a patient, increase the probability that such patient will be affected by the disease or that the disease will progress more rapidly and become more severe. Doctors and dentists will use our genetic susceptibility tests to assess the risk involved for individual patients and to adopt appropriate treatments or therapy, including preventive measures. Our genetic tests will allow early determination of genetic predisposition to these four diseases with the following potential benefits:

        (1) Patients with genetic predisposition to a disease may adopt health care and lifestyle changes that will delay or prevent onset of the disease or reduce disease severity;


        (2) Early detection of genetic predisposition will allow doctors and dentists to select the most appropriate (i) preventive strategy where no disease symptoms are present or (ii) course of treatment once the patient develops the disease; and


        (3) Earlier and better treatment selection will motivate patients and improve outcomes.

     Our tests assist doctors in the development of better preventive treatment strategies, aid patients in making more informed decisions, and help payers to target healthcare investments where they make the biggest difference. We believe that this will contribute to a better quality of life, while directing healthcare resources to individuals who derive the greatest benefit. Accordingly, our mission is to improve patient care and treatment outcomes by incorporating genetic information regarding disease susceptibility into overall risk assessment and treatment planning.

SCIENTIFIC BACKGROUND

     Genetic Testing. For many years it was well accepted that genetics influenced much of our health and behavior. Scientists frequently noted that certain diseases "ran in families." The clear genetic influence on disease was only known, however, for a few uncommon or rare conditions such as Down's Syndrome or Tay-Sachs Disease. Such conditions involve either a major abnormality in a chromosome or a genetic defect that is strong enough by itself to cause a clinical problem. Both types of genetic abnormalities are so powerful that they are usually evident in childhood.

     Some diseases, such as Down's Syndrome, are essentially entirely genetic. Others are essentially entirely environmental, such as an infected cut. The purely genetic conditions tend to be rare, or at least uncommon. For example, the defects in the gene associated with breast cancer are involved in only 5% to 10% of all breast cancers. Accordingly, 90% to 95% of all breast cancers are caused by some other factor or factors.

     Most of the common chronic diseases that cause the greatest debilitation and cost for adults are diseases in which genetics interact with other factors, such as lifestyle or environmental challenges to the body. We refer to such diseases as "multi-factorial" because numerous factors contribute to the disease (Figure 1). For example, while it has been demonstrated that there is a genetic influence on the susceptibility to periodontitis, research has also shown that periodontitis is influenced by factors such as smoking and oral hygiene.

                                    FIGURE 1

[CHART DEPICTING BIOLOGICAL AND BEHAVORIAL RISK FACTORS CONTRIBUTING TO DISEASE
                                  PROGRESSION]

    Source: Chart developed by Medical Science Systems, Inc. Copyright Medical Science Systems, Inc.

     In multi-factorial diseases the genetic influence is not due to a "genetic defect" but a normal variation within the population. For example, for a specific gene, 20% to 30% of the population may have a slight variation in the genetic code that alters the function of that gene just enough under certain environmental challenges that a specific disease is accelerated (Figure 1). Since these variations are multiple forms of the same gene, they are called genetic polymorphisms or genetic markers.

     If the genetic polymorphisms associated with a common disease can be identified, it is possible to predict those at high risk for disease and alter the individual's lifestyle or provide early medication to prevent clinical disease. If the polymorphism can be shown to actually be involved functionally in accelerating the disease, then that information may be used to develop innovative new treatments or preventive agents.

     For example, it is well established that two proteins, interleukin-1 ("IL-1") and tumor necrosis factor ("TNF") play a central role in many chronic diseases that have inflammatory components. We have discovered specific genetic variations that influence how much IL-1 and TNF are produced in the body. Our findings in periodontal disease provide an example of how this works. Normally, the body produces IL-1 and TNF in responses to a bacterial infection to help activate the inflammatory and immune responses that will fight the infection. This happens without producing any longlasting tissue damage. In a person where a certain genetic variation exists, excessive levels of IL-1 or TNF are produced. This causes an inflammatory response that may lead to tissue damage. Our research revealed that individuals with two specific polymorphisms in the IL-1 genes were predisposed to more severe periodontitis. Our periodontal susceptibility test determines whether an individual has such a genetic predisposition.

     In general, it may be said that the early detection of a predisposition to genetic diseases presents the best opportunity for medical intervention. Early genetic diagnosis may improve the prognosis for a patient through supervision and early intervention before the clinically detectable disorder occurs.

PRODUCTS AND SERVICES

     Genetic Susceptibility Test for Periodontal Disease (Patent Pending).

     DESCRIPTION OF PERIODONTAL DISEASE TEST. Our first genetic susceptibility test detects a genetic susceptibility to severe gum disease (periodontitis). Periodontitis is a bacterially-induced chronic inflammation that destroys the collagen fibers and bone that surround and support the teeth. Untreated, periodontitis will eventually result in tooth loss.

     Periodontitis results from a complex interplay of bacterial infection with the patient which can often be modified through behavioral factors. The fact that periodontal disease is both preventable and treatable makes predicting the host response (or one's susceptibility to the development of periodontal disease) "wanted information" for the patient and health care provider. Periodontists have attempted for years to understand why patients with similar plaque levels and oral bacterial profiles often show remarkably different clinical characteristics. It is now possible to integrate genetics into overall risk assessment so clinicians can identify that subset of patients who are highly susceptible to rapid disease progression and severe periodontitis. This discovery allows individual patients to be managed in a more targeted and proactive way.

                                    FIGURE 2

   [BAR GRAPH DEPICTING DIFFERING SUSCEPTIBILITY TO PERIODONTITIS IN ADULTS]

Source: K. Kornman et al., Journal of Clinical Periodontology, January 1997.

                                    FIGURE 3

     [BAR GRAPH DEPICTING DIFFERING BLEEDING RESPONSE ON PROBING IN ADULTS]

Source: Unpublished data analysis based on data developed under the study reported by K. Kornman et. al, Journal of Clinical Periodontology, January 1997.

     Our periodontal susceptibility test is the result of a scientific breakthrough in which an association was discovered between a specific IL-1 genotype and severe periodontal disease (Figure 2). IL-1 is a cytokine or protein that is known to play a role in inflammation and the expression of periodontal disease. Patients with this specific genotype have been found to progress more rapidly towards severe periodontal disease and show increased bleeding on probing (Figure 3). It has also been determined that cells with this genotype produce as much as four times more IL-1 in response to the same bacterial challenge. Since IL-1 in high concentrations is known to be destructive to tissues, this may explain the more rapid progression of periodontal disease experienced by patients with this specific IL-1 genotype when faced with a bacterial challenge. Prevention or therapeutic intervention aimed at reducing the bacterial challenge should decrease the stimulus for IL-1 production and thereby protect the patient against the potentially destructive effects of this genotype. It is estimated that approximately 30% of the population will test positive for this genotype.


     We have developed our periodontal susceptibility test and continue to be governed by a project agreement between our company and Sheffield University. See "Competitive Advantages" at page 40.


     A patent application related to the detection of genetic predisposition to periodontal disease has been filed and assigned to us from Sheffield University, Dr. Gordon Duff and Dr. Kenneth Kornman. We have received a Notice of Allowance from the U.S. Patent and Trademark Office related to the patent's anticipated issuance.

     MARKET FOR PERIODONTAL SUSCEPTIBILITY TEST. The American Academy of Periodontology estimates that:

        "$5 billion was spent in 1990 to treat gingivitis and periodontal disease, more than $10 billion is spent annually for the replacement of teeth lost to periodontal disease, that 80% of all employed American adults have some stage of periodontal disease and that periodontal disease is the primary cause of tooth loss in adults 35 years and older."

     In general, population based studies indicate that gingivitis (that is, mild gum disease) affects 50% of the adult population. Studies also show that periodontitis affects between 30% to 35% of U.S. adults and increases with age after 35. Many of the affected individuals have mild clinical disease, but it appears that 20% of the adult population have a level of periodontitis which requires professional treatment.

     The early identification of those individuals susceptible to severe periodontal disease would allow for more aggressive prevention and treatment of the disease. Early intervention is the key to preventing or stopping the progression of the disease in order to minimize permanent loss of bone that supports the teeth. Most periodontal disease is currently diagnosed only after significant damage has already occurred. The patient is frequently referred to a specialist if the patient does not respond to conventional cleaning therapy and continues to experience substantial additional bone loss. The current dilemma is the inability to differentiate between those patients likely to respond to the normal conservative approaches such as scaling and root planing, oral hygiene improvement and more regular dental visits, and those which will likely go rapidly downhill despite customary therapy. Those who have periodontal disease and are susceptible to the severe form of periodontitis need more aggressive care such as more frequent monitoring and periodontal cleanings, earlier treatment with drugs or even early surgical intervention in severe cases.

     Early identification of patients at high risk for periodontitis will allow general practitioner dentists, as well as periodontists, to better focus resources and confidently choose the most cost-effective therapy. Moreover, use of our periodontal susceptibility test will allow payors to better monitor resource utilization and to better design dental insurance plans.

     We commercially launched our periodontal susceptibility test on October 3, 1997.

     Genetic Susceptibility Test for Osteoporosis (Patent Pending).

     DESCRIPTION OF OSTEOPOROSIS SUSCEPTIBILITY TEST. The second genetic test we are currently developing is a test for susceptibility to osteoporosis. Osteoporosis, the most common bone disease, resulting in a decrease in the amount of normal bone which leaves the affected individual more susceptible to fractures. We have identified a genetic marker that in clinical trials was associated with a more severe loss of bone through osteoporosis. The osteoporosis susceptibility test is a genetic test capable of indicating a greater susceptibility to severe osteoporosis in postmenopausal women. This susceptibility appears to involve a more rapid loss of bone as estrogen levels decrease and menopause occurs.

     We have completed three clinical trials of the osteoporosis susceptibility test. The first trial focused on the relationship of the genetic test to bone-mineral density ("BMD") in post-menopausal women with a history of bone fractures. All three trials confirmed the association between the specific genetic marker and the onset of osteoporosis (Figure 4).

                                    FIGURE 4

     [BAR GRAPH DEPICTING SUSCEPTIBILITY TO POST - MENOPAUSAL OSTEOPOROSIS]

 Source: R. Eastell, G. Russell, G. W. Duff and co-workers, unpublished data on file, Medical Science Systems, Inc.

     Our test provides data that will allow practitioners to practice preventive medicine. Ideally, all females should be tested for this genetic trait by adolescence so that they are encouraged to develop healthy lifestyles to attain peak bone mass prior to the onset of menopause. These lifestyles include avoiding smoking, increasing the intake of calcium, and participating in regular weight-bearing exercise. Results of this test will also assist women who are approaching menopause in deciding whether to start treatment. On introduction into the marketplace, this test will be targeted at all women in their mid-thirties, the point in their lives when the estrogen level begins to decrease. This will enable counseling at a sufficiently early stage in the process that significant bone loss can be avoided through lifestyle modification and/or drug/hormone therapy.

     A patent application related to the method of testing for genetic predisposition to osteoporosis has been filed and assigned to Sheffield University. Sheffield University, has in turn, granted to us an exclusive worldwide license to utilize the underlying patent. Under the terms of our Project Agreement with Sheffield University, upon our commercialization of the osteoporosis susceptibility test, Sheffield University is obligated to assign the patent to us in its entirety. The U.S. Patent and Trademark Office has recently issued a Notice of Allowance with respect to the aforementioned patent.

     MARKET FOR OSTEOPOROSIS SUSCEPTIBILITY TEST. Twenty-eight million Americans suffer from osteoporosis, of which 85% are women. Post-menopausal osteoporosis, stemming from the loss of estrogen, affects more than one-half of all women over 65 years of age and has been detected in as many as 90% of women over age 75. Osteoporosis is responsible for a majority of the 1.5 million bone fractures each year, leading to disabilities costing more than $10 billion in medical, social and nursing home costs. In 1991, one out of three

American women were 50 years of age or older. The "baby boomer" generation began to enter this age group in 1996.

     In the past, a diagnosis of osteoporosis was made only after an elderly individual had suffered a bone fracture. The current definition requires that the individual has lost enough bone to put them at increased risk for fractures. Since the strength of bones is largely determined by the mineral density of the bones, an assessment of bone mineral density is currently the most reliable method for determining whether one has osteoporosis. The diagnosis may therefore be made by bone densitometry measurements that allow the calculation of the density of bone relative to normal individuals. The key problem with this approach is that it is directed at Those individuals who already have the disease and have manifested symptoms. Although new therapies reverse some bone loss, their primary benefit is in retarding future bone loss. Given that little can be done to reverse damage that has already occurred, it appears that the best management of osteoporosis will involve early detection and prevention.

     By identifying at-risk individuals before symptoms appear, the individual can be counseled to make appropriate life style changes or institute other treatments. For example, calcium supplements and exercise have been shown to be valuable preventive factors if used during a critical early age window. Hormone replacement therapy has also been used successfully to combat osteoporosis occurring after menopause. Hormone replacement therapy may be of greatest benefit if used early in the disease process before major bone loss has occurred. New treatment alternatives for osteoporosis include a class of drugs that has recently been approved called bisphosphonates. Didronel(TM), a bisphosphonate manufactured by Procter and Gamble Pharmaceuticals, is available in much of Europe. Fosamax(TM), another new bisphosphonate produced by Merck, has recently received FDA approval and is now marketed in the U.S.

     Historically, it has been very difficult to reliably identify those women who are at greater risk for developing severe osteoporosis. Although various risk factors are strongly associated with osteoporosis, assessment of risk factors in patients by means of questionnaires has not been a reliable means of identifying women with low bone density. New urine or blood tests can detect special chemical markers when the bone is actively being destroyed. However, these chemical markers, like the bone density measurements, primarily provide diagnostic information only after significant amounts of bone have been lost. Unfortunately, the opportunity for increasing bone density by nutrition or exercise occurs far before osteoporosis is detectable by such means.

     Since our marker is genetic, we may test patients at an early age and identify their risk. This provides the opportunity for disease prevention in the form of lifestyle changes early enough to make a difference. This test may also be valuable in selecting patients for early drug intervention to stop osteoporosis. Such drugs include earlier supplementation with estrogen or a preemptive use of a bisphosphonate-class drug such as Fosamax(TM).

     We anticipate initiating marketing efforts related to a pre-commercial phase for the osteoporosis susceptibility test in late 1997. See "Market Development Strategy for Other Susceptibility Tests" at page 37. The full commercial launch is anticipated to begin sometime in late 1998.

     Genetic Susceptibility Test for Coronary Artery Disease (Patent Pending).

     DESCRIPTION OF CAD TEST. The third genetic susceptibility test we are developing is the coronary artery disease test (the "CAD test"). The CAD test is a genetic test capable of detecting those individuals with a significantly higher level of susceptibility to coronary artery disease. When an individual has one copy of this specific genetic marker (i.e., is heterozygous) there is a
2.4 times greater chance of his developing coronary artery disease than the general population. An individual who has two copies of the genetic marker (i.e., is homozygous) has a 5.4 times greater chance of developing coronary artery disease than the general population. It follows that being homozygous for this particular genetic marker indicates a greater risk for coronary artery disease than any other single risk factor (Figure 5).

                                    FIGURE 5

                          THE NEWLY IDENTIFIED GENETIC
                      POLYMORPHISM IS A STRONG RISK-MARKER
                          FOR CORONARY ARTERY DISEASE

                                            INCREASED RISK
             RISK FACTOR/MARKER                FOR CAD
    ------------------------------------    --------------
    Smoking 1 pack/day                            2.4
    Sedentary lifestyle                           1.9
    Severe obesity                                3.3
    Hypertension                                  2.1
    High cholesterol (>240)                       2.4

    1 copy of new marker                          2.4
    2 copies of new marker                        5.4

     Source: S. Francis, D. Crossman, G. W. Duff and co-workers. Submitted for publication, 1997. Data on file at Medical Science Systems, Inc.


     The availability of our CAD test will provide practitioners with a means of truly practicing preventive medicine with respect to coronary artery disease. The CAD test can be given to all individuals early in life because genetic risk factors do not change over time. Individuals who test positive for the genotype can be treated with more aggressive approaches to risk factor reduction. As these individual age, they can be provided with more regular: (i) monitoring of cholesterol levels; (ii) blood pressure testing; and (iii) early intervention to alter the level of blood lipids (i.e., fats). Such an approach allows for truly preventive medicine through early risk factor reduction and appropriate monitoring for early detection of any problems.


     A patent application related to the method of testing for genetic predisposition to coronary artery disease has been filed and assigned to the Sheffield University. Sheffield University, has in turn, granted to us an exclusive worldwide license to utilize the underlying patent. Under the terms of our Project Agreement with Sheffield University, upon our commercialization of the CAD test, Sheffield University is obligated to assign the patent to us in its entirety.

     MARKET FOR CAD TEST. More than one in four Americans, or about 60 million, have some form of cardiovascular disease. Cardiovascular diseases kill nearly one million Americans every year -- more than all forms of cancer (about 500,000), accidents (about 85,000), and AIDS (about 38,000) combined. Since 1900, cardiovascular disease has been the number one cause of death in the U.S. every year except 1918 (when there was a world-wide flu epidemic). If all forms of cardiovascular disease were eliminated, life expectancy would rise by 7.78 years.

     Atherosclerosis (or arteriosclerosis) refers to the progressive blockage of arteries by plaque accumulation. Atherosclerosis is the principle cause of heart attack, stroke and gangrene of the extremities. It is responsible for 50% of all deaths in the U.S., Europe and Japan.

     If atherosclerosis occurs in the arteries that supply blood to the heart, then the disease is often referred to as coronary artery disease ("CAD"). CAD results in heart attacks (myocardial infarctions) due to damage to the heart muscle when blood supply (and therefore oxygen) is cut off and heart muscle cells die. Approximately 13.5 million Americans suffer from coronary artery disease, and approximately half a million Americans die each year from this disease.

     Although many theories exist, the causes and mechanisms of this build-up are not completely understood. Because of this lack of understanding, prediction, diagnosis, and treatment of atherosclerosis has centered on the development of a set of risk factors that help to identify those individuals who are most at risk. The primary approach to treatment for atherosclerosis, once diagnosed, centers on controlling these risk factors.

     Unfortunately, many of the classic risk factors, such as smoking, high cholesterol levels, and high blood pressure, only account for about half of the incidence of CAD. Because CAD is the leading cause of death among people in the U.S., a tremendous amount of research over the past four decades has been directed at CAD. Initially, serum lipids (e.g., triglycerides and total cholesterol) were linked with CAD during the 1940s and 1950s These observations have been refined to focus on high and low density lipoproteins (i.e., "HDLs" and "LDLs") as potential factors in the cause of the disease and as potential markers of the disease.

     Preventive treatment, including lifestyle changes and drug therapy, is directed primarily at reducing the risk factors. Treatment strategies usually involve coronary artery by-pass surgery or angioplasty (i.e., expansion of the blood vessel), both of which only treat the result and not the root cause(s) of the disease. Though an increasingly large number of risk factors have been identified, they still only account for slightly over half of the cases of atherosclerosis.

     The genetic susceptibility test that we are developing may offer a potential solution to this dilemma. The CAD test is based on a genetic marker that is associated with an increased susceptibility to coronary artery disease that substantially exceeded the increased risk of other commonly associated factors, such as smoking or high cholesterol.

     We anticipate initiating marketing efforts related to a pre-commercial phase for the CAD test in late 1998. See "Market Development Strategy for Other Susceptibility Tests" at page 37. The full commercial launch is anticipated to begin in 1999.

     Genetic Susceptibility Test for Retinopathy in Diabetics (Patent Pending).

     DESCRIPTION OF THE DIABETIC RETINOPATHY TEST. The fourth genetic susceptibility test we are developing is a test to determine the susceptibility to sight-threatening retinopathy in diabetics. This susceptibility involves a continued and increased risk of losing vision when an individual has been diagnosed with diabetes. The data from our first clinical trial involving over 500 diabetics is shown below (Figure 6). Of the individuals who did not have the specific genetic marker (genotype negative), approximately 10% developed sight-threatening retinopathy. The risk for this group remained low and relatively constant for many years. For genotype positive individuals, however, the risk continued to increase dramatically until nearly 50% ultimately developed sight-threatening diabetic retinopathy.

                                    FIGURE 6

            [GRAPH DEPICTING SUSCEPTIBILITY TO DIABETIC RETINOPATHY]

    Source: P. Richardson, I. Rennie, G. W. Duff and co-workers. Submitted for publication, 1997. Data on file at Medical Science Systems, Inc.


     Sight-threatening diabetic retinopathy refers to diabetic complications affecting the retina that predictably lead to severe loss of vision. Retinal disease is one of numerous problems related to diabetes. Retinal disease is primarily the result of the disruption of small blood vessels in the retina due to: (i) capillary leakage; and/or (ii) destruction or obstruction of capillaries causing damage to the tissues of the retina and the uncontrolled growth of new blood vessels. Such retinal changes are a leading cause of blindness in the western world.


     A patent application related to the method of testing for the genetic predisposition to retinopathy in patients with diabetes has been filed and assigned to Sheffield University. Sheffield University, in turn, has granted us an exclusive, worldwide license to utilize the underlying patent. Under the terms of our Project Agreement with Sheffield University, upon our commercialization of the diabetic retinopathy susceptibility test, Sheffield University is obligated to assign the patent to us in its entirety.

     MARKET FOR DIABETIC RETINOPATHY TEST. In the United States there are approximately 16 million people suffering from diabetes mellitus (or are diabetic). It is estimated that only half of this number have been diagnosed. There are two general categories of diabetes mellitus. Type I diabetes, or insulin-dependent diabetes mellitus, generally appears in patients under 20 years of age and is marked by severe insulin deficiency. Type I diabetes is generally detected at its onset and requires insulin treatment to control. Type II diabetes, or non-insulindependent diabetes mellitus, emerges in patients over 20, may remain undetected for years, and is marked by insulin resistance and an insulin deficiency. Dietary changes may be able to control Type II diabetes, however, insulin supplements (that is, injections) are often required. Ninety percent of all diabetics have Type II diabetes.

     Patients with either form of diabetes mellitus are at risk of developing complications such as problems with their nervous system, kidneys, vision and heart. Studies have shown that the duration of diabetes is associated with the increasing incidence of diabetic complications. Accordingly, the longer an individual has diabetes, the greater his or her chances of developing complications. These complications are a major clinical burden in diabetes, but the origination and development of the disease are not well understood.

     Diabetic retinopathy is one of the most common complications of diabetes. It is the fourth leading cause of legal blindness in the U.S. and the leading cause of blindness in people ages 20 to 74. Each year 15,000 to 39,000 people lose their sight from diabetic retinopathy. Early detection of retinopathy is critical to the prevention of vision loss. The early stage of this disease is known as nonproliferative retinopathy. Nonproliferative retinopathy is somewhat difficult to detect but responds well to treatment. Nonproliferative retinopathy, if untreated, can deteriorate with a resultant loss of vision. Although treatment may arrest the condition, it will not restore lost vision.

     Proliferative retinopathy is the final state of the disease. At this point, the disease involves the production or growth of new tissue in and around the retina. These types of growths can lead to serious vision loss including blindness. Satisfactory treatment is difficult in advanced proliferative retinopathy. Surgical procedures used at this stage will themselves result in a loss of patient vision four percent of the time. Clearly, early treatment of diabetic retinopathy is desirable.

     We have identified a genetic marker that is correlated with an increased risk of developing diabetic retinopathy in patients who have diabetes. This correlation seems to indicate an earlier onset of retinopathy in patients who have diabetes thus putting such individuals at risk of losing their sight at an earlier age. The availability of such a test would allow practitioners to assess a patient's risk of losing his or her sight due to diabetes at the time that he or she is diagnosed with the disease. Preventive treatment would allow doctors to practice truly preventive medicine, providing a means of identifying susceptible patients early in the disease process. Enhanced assessment and monitoring can then be initiated from the start, allowing early detection of problems and preemptive treatment that will ultimately reduce the incidence of diabetes related vision loss. This would translate into improvements in patient quality of life and cost savings.

     Confirmatory clinical studies of the diabetic retinopathy susceptibility test are scheduled for completion in mid-1998. We anticipate initiating marketing efforts related to a pre-commercial phase for the diabetic retinopathy susceptibility test sometime in 1998. See "Market Development Strategy for Other Susceptibility Tests" at page 37. The full commercial launch is anticipated to begin sometime in 1999.

     Testing Procedure. Each of our four genetic susceptibility tests will require that the following single procedure be utilized. To conduct a genetic susceptibility test, the doctor will draw a blood sample and submit it to our customer service department. We will log in the sample and submit sample batches to the testing laboratory. The laboratory will perform the test following our specific protocol and inform us of the results. We, in turn, will advise the doctor of the results, who informs the patient and determines the appropriate course of action. At the time results are provided to the doctor, our billing service (which we presently "outsource") will invoice the patient directly for the test. The doctor will then invoice the patient for his or her professional services related to administration of the test.

     We are currently using Baylor University as our commercial laboratory. We will continue to use one or more sophisticated, certified, and fully validated laboratories, such as the Baylor facility, capable of providing consistent and high quality analysis. Customer service is handled via our toll free "888" numbers by our own staff who are knowledgeable about our genetic susceptibility tests, the procedural requirements of the testing system and the related diseases.

     Pre-Marketing Trials/Status of Susceptibility Tests. As an internal procedural standard, we conduct three categories of clinical trials in conjunction with our genetic susceptibility tests. The first trial is called a proof of principle trial, used to prove a laboratory finding. The results of this trial are utilized to support the initial patent application and therefore need to be completed before the patent application can be filed. The second trial is a confirmatory trial. The purpose of the confirmatory trial is to independently confirm the results of the proof of principle trial. The third category of trial relates to clinical utility. The clinical utility trial is conducted to learn what is the most effective utilization of the test in actual clinical practice. The current trial status and actual and anticipated commercial launch date of each of our four genetic susceptibility tests is depicted below:

                   STATUS OF CLINICAL TRIALS AND LAUNCH DATES
                  RELATED TO MSS' GENETIC SUSCEPTIBILITY TESTS

                                     INITIAL PROOF                                        ACTUAL/ANTICIPATED
                                       (PRIOR TO       CONFIRMATORY                           COMMERCIAL
                                     PATENT FILING)       TRIAL        CLINICAL UTILITY         LAUNCH
                                     --------------    ------------    ----------------   ------------------
Periodontal Disease................     Completed         Completed           Completed      October 1997
Osteoporosis.......................     Completed         Completed            Underway         Late 1998
Coronary Artery Disease............     Completed         Completed            Underway              1999
Diabetic Retinopathy...............     Completed          Underway     Not Yet Started              1999

     Following confirmatory studies, additional trials are completed on larger populations to help develop broad scientific evidence supporting the clinical utility of each of our tests. Such additional trials not only strengthen the support for each tests' known use (i.e., detecting genetic susceptibility) but also lead to additional practical uses of the susceptibility tests (e.g., use of the susceptibility tests to determine a patient's responsiveness to a given drug).

     Product Development. Beyond our current four genetic susceptibility tests, we have on-going research to continue to identify other genetic markers that appear to be associated with certain other common diseases. We plan on filing additional patent applications to cover these discoveries. It is our intent to bring these discoveries to market in the form of additional genetic susceptibility tests. We have also come upon certain genetic markers that might be likely candidates to serve as therapeutic targets -- or in other words, be susceptible to influence by drug agents. We are considering certain collaborative long term relationships with pharmaceutical companies as a method to provide for either the licensing of our discoveries or to assist in the research and development of future products.


     There may be additional applications of either our testing services or the underlying technology that we use to develop and support our genetic testing services. We will seek to exploit opportunities to develop such additional applications in conjunction with other companies so long as our company's focus remains on genetic susceptibility testing. For example, we have recently granted a worldwide, nonexclusive, nontransferable license to Digisphere, LLC to market customized versions of our computer modeling technology to pharmaceutical companies. Previously, we had only used our computer modeling technology for the internal development of our genetic testing services. On August 1, 1997, Digisphere, LLC was formed, representing a joint venture between our company and Nelson Communications Inc. ("NCI"), one of the largest providers of health care marketing services to pharmaceutical companies in the United States. See "Transactions with Directors and Executive Officers" at page 50. Ownership of Digisphere, LLC is divided approximately equally between our company and NCI. Digisphere, LLC has a stated term which lasts until August 31, 2000, unless extended. However, the arrangement may be terminated upon mutual agreement or if certain performance goals are not met. The primary purpose of the joint venture is to market our computer modeling technology to pharmaceutical companies as a tool which provides medical education regarding disease progression. A secondary purpose of the joint venture is to provide marketing information to those patients who test positive on one of our tests and who subsequently send in a business reply card seeking more information. In both aspects of the joint venture, our company will be acting as the technology/information partner and NCI will be functioning as the marketing partner. As of September 30, 1997, we have not received any revenues from this joint venture.


MARKET AND SELLING STRATEGIES

     General Strategy. Our strategy is to build a commercial operation based on the delivery of our genetic susceptibility testing services on a worldwide basis. Our testing services are aimed at multi-factorial diseases which are treatable and preventable. Our strategy assumes that genetic tests revealing susceptibility to preventable diseases will ultimately be highly valued by the public, by clinicians involved in prevention and treatment planning, by industries involved in clinical trials and by healthcare payers and administrators who need to direct limited resources where they will make the biggest difference.

     We intend to utilize a sales and marketing approach which will aim to improve patient care and treatment outcomes by incorporating genetic information regarding disease susceptibility into overall risk assessment and treatment planning. We hope to accomplish this through educating doctors, managed care organizations, industry and the public about the value of targeting healthcare investments based on an individual's tendency to develop a specific disease. We will seek to influence attitudes and mindsets through clearly articulating the benefit for our customers and adopting a missionary sales approach in partnership with crusaders in the field. Emphasis will be placed on building strong relationships with key decision-makers and educators who will work with us to overcome the obstacles and influence the acceptance of genetic testing, especially testing that reveals wanted information, as part of the medical standard of care.

     Our initial goal will be to establish genetic tests such as our periodontal susceptibility test into overall risk assessment and treatment planning for patients. Ultimately, we envision these tests being used more broadly by healthcare administrators and practitioners as a screening tool to direct limited resources in a more targeted and proactive way.

  Market Strategy for Specific Tests.

     MARKET STRATEGY FOR PERIODONTAL SUSCEPTIBILITY TEST. We plan to develop the worldwide market for our periodontal susceptibility test directly through a number of centrally-driven tactics and thereby establish an environment in which locally appropriate, focused selling efforts will be most likely to succeed. The worldwide market will be segmented according to geography and customer groups, with appropriate emphasis being given to specific segments as the business grows. Wherever possible, we will initially sell our periodontal susceptibility test directly, anticipating that once demand has been created we may elect to work in partnership with other selling organizations that offer significantly greater access to the market and/or a better competitive position.

     GEOGRAPHIC SEGMENTATION PLAN. Initial emphasis will be placed on sales of our periodontal susceptibility test in North America. North America represents at least half of the worldwide opportunity for our periodontal susceptibility test. We intend to market directly in the U.S. and Canada, focusing on specific customer segments as outlined below. In a parallel effort, we will also begin to develop a sales program in Europe, in partnership with local sales organizations familiar with the periodontal market. Emphasis will be placed on Italy, since momentum and a customer base have already been established during our pre-commercial phase. In the meantime, European customers who want access to our periodontal susceptibility test are being serviced directly out of the U.S. The same is true for Asia and South America. It is anticipated that partners will be sought for sales efforts in these regions as well.

     CUSTOMER SEGMENTATION PLAN. There are several potential customers for our periodontal susceptibility test who need to be targeted in a specific order and with appropriate emphasis over time. Our study of the value-chain involved in making or influencing a purchasing decision for our periodontal susceptibility test revealed that some of the key players involved include: specialists (primarily periodontists), general dentists, hygienists, reimbursement groups (i.e., insurance companies, managed care organizations, etc.) and, of course, the individuals (and their families) who are being tested. The degree to which each of these groups embrace our periodontal susceptibility test will be influenced by how others in the value-chain view the value of the information. For example, initial feedback indicates that patients will be strongly influenced by their doctors. Whereas, generalists may be influenced by how specialists view the value of the test. Managed care organizations are likely to be influenced by how attractive the test is to their current or potential members. The influence diagram for the decision to purchase the test reveals a high degree of interdependence between all of the groups. For this reason, it is critical to develop the market in the right order and with the appropriate selling message for the specific group being targeted. It is important not to skip a step in the process or believe that, just because resistance to change in a specific segment may be great, such segment may be ignored. The initial segmentation plan we have developed will allow us to focus resources on the group most likely to generate early sales growth, while at the same time ensuring long-term sustainability and opportunity for growth. In light of the foregoing, we will be targeting four customer groups: (i) Periodontists/ periodontally-oriented GPs; (ii) General Practitioners; (iii) Managed Care/Buying Groups; and (iv) Oral Care Companies with Dental Research Programs.


     Periodontist/Periodontally-oriented GPs. During the launch period and early adoption phase, emphasis will be placed on this segment in both North America and Europe. From a market development standpoint, we recognize that it is critical that our periodontal susceptibility test be understood and accepted by "periodontists" for it to gain broad acceptance in the other segments.


     Relationships with opinion leaders and professional organizations are already well established in this segment. Key opinion leaders have their own data to present, which can be further supported with educational materials that we have developed. Speakers will be engaged who can interpret the scientific message and translate the breakthrough and effectively convey its clinical value to others. Our goal is to be highly visible at major periodontal meetings (international, national and "large" regional) the first year, with educational information on our periodontal susceptibility test either incorporated into the main program, or as part of an associated continuing education program wherever possible. Our periodontal susceptibility test was recently featured at the last general session of the American Academy of Periodontology meeting in October 1997.


     From a selling standpoint, periodontists can be reached with a relatively small organization through attending their major meetings and sending targeted mail/fax communications. We initially expect periodontists to be our major source of revenue transitioning to dental general practitioners ("GPs") over the course of the first year.

     We will seek to convince/motivate periodontists, in addition to testing their own patients, to take the "genetic susceptibility testing/risk assessment message" to referring GPs, and in some cases, directly to patients to help build their practices. As such, we see periodontists as important multipliers and an integral part of the "selling effort." Support materials, such as updated referral slide shows and general dentist's brochures, patient brochures, "informatics" and press release packets, are already being provided to help periodontists to be more effective in this role.

     General Practitioners. We intend on developing this segment in a parallel manner, with emphasis switching from periodontists to GPs as the business grows. From a market development standpoint, we are working closely with leaders in the American Dental Association to help them understand the benefits of our periodontal susceptibility test to GPs, and to motivate then to educate their membership. Our periodontal susceptibility test is already scheduled to be presented at the American Dental Association's major fall meeting in Washington, D.C., where the test will also be included in an exhibit on dental innovations at the Smithsonian. Emphasis will be placed on translating the clinical value as it relates to a general practice, with appropriate opinion leaders from their own "camps" being identified for this purpose. GPs will be the target of mass mailings and advertising campaigns to increase brand recognition for our periodontal susceptibility test. In addition, we will seek to use periodontists as "advocates" to reach their GP referral base. As the need for additional sales activities within this segment grows, we will evaluate using a "co-marketing" arrangement with a large GP-oriented sales organization.

     Managed Care/Buying Groups. Initially, we expect most genetic tests to be paid for by the consumer, not insurance companies or other payors. Our contracted billing service will directly bill the patient who has utilized the test. We realize, however, that successful commercialization of our products and services may depend in part upon the availability of reimbursement or funding from third-party health care payors such as federal and state governmental agencies, private insurance plans and health maintenance organizations. Thus, In the longer term, we intend to target this managed care/buying group segment by building a sales and marketing organization aimed at understanding the value of genetic testing and risk assessment to large buying groups (including managed care organizations of all forms and governments in some countries) and "selling" through negotiating contracts with the decision makers (and gate keepers). This is clearly the trend in organized healthcare and presents an opportunity for susceptibility tests such our periodontal susceptibility test. As we grow, this capability should also generalize to other genetic tests. From a market development standpoint, we intend to better understand the needs of this segment, and tailor claim support studies/educational activities to satisfy these needs. Our periodontal susceptibility test is already scheduled to be featured at the next meeting of the National Association of Dental Plans.

     Oral Care Companies with Dental Research Programs. An additional segment that we intend to target involves companies with clinical research programs. We have already sold some of our periodontal susceptibility tests to companies that are interested in having patients in their clinical studies genotyped. Due to the clear benefit of including this information in large clinical studies and our strong preexisting relationships with many of the companies in this segment, we view this as an opportunity to generate additional sales during the first year with a limited selling effort. However, there can be no assurance that future sales will be effected or that such sales will result in net income.


     Public Awareness/PR Plan. Initially most of our sales and marketing effort aimed at the general public will be indirect, primarily in the form of brochures and other tools that a doctor can use to explain the tests and their value to patients. We have initiated some public relations activities in order to increase public awareness of our specific tests and genetic susceptibility testing more generally through the popular media. For example, with our periodontal susceptibility test, we have initiated some publications in cooperation with a professional organization known as the American Association of Periodontology, which has its own vested interest in increasing public awareness about the disease and featuring significant discoveries that help validate the importance of the profession. We will begin to use PR in coordination with our other selling efforts aimed at each customer segment we approach. With the commercial introduction of the periodontal susceptibility test at the American Academy of Periodontology meeting in October 1997, we began a campaign aimed at reaching the periodontal and general dentists. Ultimately, we plan on marketing directly to the public in order to create consumer demand for our tests.


     Educational and Promotional Materials. As with any change of behavior product, we anticipate the sales and promotional effort for our genetic susceptibility test to be highly education-intensive and are planning to develop several materials to support this effort. In addition, some promotional materials will be developed that are primarily aimed at increasing brand/logo/company recognition and creating a "high tech/ high value" image for ourselves.

     Market Development Strategy for Other Susceptibility Tests. We are also preparing market development plans to implement the "pre-commercial phase" for our osteoporosis tests. We intend to implement a similar strategy as is currently being utilized with our periodontal susceptibility test. We will initially involve the current academic and research "thought leaders" in the development and verification of our tests results and clinical utility. We will then develop a speaker circuit where these thought leaders will begin to convey the clinical utility and importance of our tests to specialists within each testing area (e.g., cardiologist for the CAD test). As the thought leaders begin to reach and influence the specialists we will then begin to target generalists, who presumably will be or have been influenced by the specialists. At this point direct marketing can be introduced to complete the progression, resulting in consumer demand. This segmentation strategy has been proven to be effective with other medical devices and is already being implemented with respect to our periodontal susceptibility test.

SELLING METHODS

     Direct Sales. We plan to build demand for our susceptibility tests using a small direct consultative sales organization specializing in genetic testing, risk assessment and change of behavior. We do not plan on building a large sales force capability in any specific market; however, when the need for additional sales force activity increases within a particular segment, we will consider "co-marketing" or other business arrangements with companies with a large sales organization in the field. Our direct sales capability will focus on the profession segment initially, then shift to institutional and large buying group sales. After a sales partner has been brought on, we will focus on sales partner support and trade/professional association meetings. We will thereafter continue to seek to establish corporate partnerships which will produce revenues, credibility and a market presence for our other services and products.

     Professional and Industry Meetings/Trade Associations. Initially, we will be present and market our products and services at all national and selected regional associations and meetings where a genetic susceptibility test has applicability to the professionals in attendance. Over time, we anticipate our partners playing an increasingly important role in the specific disease markets where our tests are used.

INTELLECTUAL PROPERTY


     Our commercial success will be dependent in part on our ability to obtain patent protection on genes, genetic sequences and/or their relationship to common diseases, or products or methods based on the association between particular genes and diseases, discovered by us and Sheffield University. We have ten patent applications pending, including applications covering each of our four genetic susceptibility tests. In June 1997, a Notice of Allowance was issued by the United States Patent and Trademark Office with respect to both our periodontal and osteoporosis susceptibility tests. A Notice of Allowance is granted by the Patent and Trademark Office, if, on examination of the application, the patent application is found to be allowable. Thereafter a fee for issuing the patent is due within three months from the date of the Notice of Allowance. When the issue fee is paid, the patent issues as soon as possible after the date of payment, dependent upon the backlog of patents at the Patent and Trademark Office. The patent is then delivered or mailed on the day of its grant, or as soon thereafter as possible. We paid the issue fee related to the application for the periodontal susceptibility test on July 18, 1997 and for the osteoporosis susceptibility test on September 8, 1997. While the issuance of these patents is likely, the exact date of issuance is not known. It is rather unlikely, but possible, that the United States Patent Trademark Commissioner could disallow the granting of our patents at any time prior to the date of issuance. We have filed and will continue to file foreign counterparts of our U.S. applications within the appropriate time frames. Where we have originally filed in another country, we plan to file U.S. and other foreign counterparts within the appropriate time frame. These applications seek to protect these gene markers and corresponding use of gene markers, and products derived therefrom and uses therefor. Some of these applications also identify possible biological functions for the genes and gene fragments based in part on a comparison to genes or gene fragments included in public databases but do not contain any laboratory or clinical data with respect to such biological functions.



     We own the patent application covering the genetic marker related to our periodontal susceptibility test. However, with each of the other tests, the Section of Molecular Medicine at Sheffield University holds the patent application but has granted us an exclusive worldwide, irrevocable, transferable license to make, have made, use, offer to sell, license and otherwise transfer products created under the applicable patents. Sheffield University has retained the right to carry on internal research related to the underlying patents. However, under the terms of our Project Agreements with Sheffield University, upon the commercialization of each test, Sheffield University is obligated to assign the patent to us in its entirety.



     We have filed three patents related to our computer modeling software technology, two of which are still pending and one of which has issued. We are continuing to identify and develop applications related to additional genetic markers. We have also applied for trademark protection for the name of our periodontal susceptibility test. Our proprietary technology is subject to numerous risks. See "Uncertain Ability to Protect Proprietary Technology" at page 10.


ETHICAL, LEGAL AND SOCIAL IMPLICATIONS OF GENETIC SUSCEPTIBILITY TESTING

     The prospect of broadly available genetic susceptibility testing has raised issues which are currently being widely discussed by the medical and scientific communities, as well as other interested groups and organizations, regarding the appropriate utilization and the confidentiality of information provided by such testing. The recent movement towards discovery and commercialization of susceptibility tests for screening a person's likelihood of developing one or more chronic conditions has also focused public and legislative attention on the need to protect the privacy of genetic screening medical information. With the progression towards more comprehensive record keeping by health insurers and managed care firms, this need has led to a number of legal initiatives. The recently enacted federal health insurance reform law (Kassebaum-Kennedy of 1996) recognizes the comparability of information obtained by genetic means to other types of personal medical information. The law prohibits insurance companies from refusing health insurance coverage to individuals on the basis of their medical history, including "genetic information." This legislation also prohibits employees from discrimination in hiring practices on the same basis. This should serve as an example of a trend to protect the privacy of patients, while allowing them to be screened for conditions which, as medicine progresses, can be prevented, reduced in severity, or cured. Although the current trend is pro-genetic testing, governmental authorities could, for social or other purposes, limit the use of genetic testing or prohibit testing for genetic susceptibility to certain conditions.

     We have attempted to take a proactive stance in the ethical arena. We have engaged Dr. Philip Reilly, who is both an M.D. (board certified specialist in clinical genetics) and an attorney to advise us in the area of genetic testing and its ethical, legal and clinical utility ramifications. Additionally, we are currently advising doctors who administer our genetic susceptibility tests to take special efforts to maintain the confidentiality of the test results. Our intent is to avoid information about test results being disclosed to insurers until issues regarding insurability have been fully analyzed and acted upon by the appropriate legislative bodies.


     On August 1, 1997, we formed a joint venture named Digisphere, LLC whose purpose, in part, will be to provide marketing information to those patients who test positive on one of our tests and who subsequently send in a business reply card seeking more information. See "Product Development" at page 34. The confidentiality of patient information is subject to regulation by state law. A variety of statutes and regulations exist safeguarding privacy and regulating the disclosure and use of medical information. State constitutions may provide privacy rights and states may provide private causes of action for violations of an individual's "expectation of privacy." Tort liability may result from unauthorized access and breaches of patient confidence. We intend to comply with state law and regulations governing medical information privacy.


COMPETITION

     Although testing for major genetic defects, such as Down's Syndrome, has been available for years, genetic susceptibility testing for multi-factorial diseases is a newly emerging growth segment. Despite this segment's relatively young age, companies other than ours do exist have research programs seeking disease related genes for therapeutic and susceptibility testing purposes, including some that involve treatable/ preventable disease. Other companies with research programs include OncorMed, Inc. ("OncorMed"), Myriad Genetics, Inc. ("Myriad"), Genome Therapeutics Corp. ("GTC") and Sequana Therapeutics, Inc. ("Sequana"). Both GTC and Sequana have announced that they have research programs focusing on osteoporosis. Myriad has a test for breast cancer and has announced research programs for osteoporosis and coronary artery disease. OncorMed, while engaged in the development of genetic susceptibility tests, is focused solely on cancer.

     Additionally, some of our competitors receive data and funding from the Human Genome Project. The Human Genome Program is a federally funded program focused on sequencing the human DNA and enriching the sequence data with information about its biological function. To the extent our competitors receive data and funding from the Human Genome Project at no cost to them, they may have a competitive advantage over our company.

     Each of the above noted company's involvement with genetic susceptibility testing, together with large market capitalizations as public companies, validates this newly emerging market. In the case of newly introduced products requiring "change of behavior," (such as genetic susceptibility tests) multiple competitors may accelerate market acceptance and penetration through increasing awareness. Moreover, two different genetic susceptibility tests for the same disease may in fact test or measure different components, and thus actually be complementary when given in parallel as an overall assessment of risk, rather than being competitive with each other.


     Furthermore, with the exception of OncorMed, the primary focus of each of the above-referenced companies is performing gene-identifying research for pharmaceutical companies for therapeutic purposes, with genetic susceptibility testing being a secondary goal. On the other hand, our company's primary business focus is developing and commercializing genetic susceptibility tests for common diseases, with only an ancillary drug discovery program. Factors which further differentiate us from other companies are discussed below in "Competitive Advantages" at page 40.

COMPETITIVE ADVANTAGES

     Other companies have entered the market for genetic testing as medical research has increasingly recognized the advantages provided by early detection of genetic predisposition. Although many of these competitors have greater financial and other resources than us (see "Competition" at page 39), we believe that our company has many competitive advantages, including:

        (1) Alliance with The University of Sheffield, U.K. Our efforts in the genetic discovery and development process are complemented by a strategic alliance with the Section of Molecular Medicine at The University of Sheffield, U.K. Sheffield University is one of the world's leaders in genetic aspects of common diseases with an inflammatory component. Sheffield University's research is targeted around identifying and discovering genes and genetic markers which appear to correlate with a patient's susceptibility to common diseases.


        Our relationship with Sheffield University offers another significant advantage over our competitors in reducing the cost of genetics research. The gene discovery process uses and generates vast amounts of information. Such research is time consuming, costly, heavily dependent upon advanced computer technology and unpredictable. Sheffield University has an integrated genetics program consisting of approximately 46 M.D. and Ph.D. scientists and researchers focusing on molecular genetics. Sheffield University performs gene-identifying research for us, thereby reducing our costs and allowing us to focus our attention on developing and commercializing known genetic markers. Many of our competitors' primary focus and capital is spent on performing gene-identifying research.



        In exchange for Sheffield University's providing us with research and discoveries, the company has agreed to pay Sheffield University a share of the resultant net profits, with the percentage of net profits for our company and Sheffield University to be agreed upon separately under project agreements related to each test (each a "Project Agreement"). Pursuant to such Project Agreements, our share of the net profits ranges from 50% to 67%. See "Reliance on Collaborative Partners" at page 9. Net profits will be paid out to Sheffield University only after we have recovered the cost of goods sold, all marketing and sales costs and all operational costs related to each of the separate tests.


        (2) Identified Genetic Markers. While many of our competitors are currently seeking to identify diseaserelated genes, we have already identified four genetic markers that indicate a patient's genetic predisposition to certain diseases. Additionally, we are continuing to identify other genetic markers and intend to file patent applications related to the same.

        (3) Focus on Diseases that are Treatable and Preventable. We are one of the few companies that we know of that is focusing on genetic susceptibility testing services for diseases that are treatable and preventable. Most of our competitors have not focused on treatable/preventable diseases but have instead focused on drug development with a secondary emphasis on genetic testing. Other companies, such as Myriad and OncorMed are developing tests for breast cancer for which there is no known preventive treatment (except mastectomy). The value of this information is, as a result, often times "unwanted" by the patient. Our tests, on the other hand, when used in overall risk assessment, provide doctors and patients with information regarding a patient's risk for developing a potential future disease. Since the disease is treatable and preventable, this information is "wanted." Doctors and patients may use this wanted information to take preventive measures to slow down or avoid disease progression and develop treatment plans based on a patient's future risk for disease progression.

        (4) Focus on Developing and Commercializing Genetic Susceptibility Testing Services. Our company's primary business focus is to develop and commercialize genetic susceptibility testing services. We are committed to becoming one of the world's leaders in marketing and selling genetic susceptibility tests. We believe that broad market acceptance of genetic susceptibility testing, and any particular test, can be achieved only by educating consumers and professionals about the benefits of genetic testing and demonstrating how genetic testing can improve patient risk assessment and treatment. In order to commercialize our own products and prepare the markets we are entering, we have built and continue to expand a team with significant experience in the commercialization process and marketing high technology medical and dental products which require a change of behavior. We have developed a focused marketing and sales strategy for our initial product that includes segmentation, thought leader development, educational marketing and consultative selling. See "Marketing and Selling Strategies" at page 34.

        (5) First to Market with a Genetic Susceptibility Test for a Disease That is Treatable and Preventable. We are the only company that we know of that has brought to market a test (our periodontal susceptibility test) that identifies a genetic marker which indicates a greater susceptibility to a disease which is treatable and preventable. As a result, we believe that we are well-positioned to become a market leader in the periodontal market and potentially in each of the other areas in which we have developed or are developing tests.

        (6) Computer Modeling Technology. We have developed a computer modeling technology that simulates the biology of specific diseases. These simulations include basic genetic, cellular and subcellular interactions, as well as systems-level information about the clinical symptoms involved in the disease process. They allow a comprehensive integration of gene-expression data, basic biochemistry, and cell biology such that disease-associated genetic findings may be linked to the clinical outcomes. These simulations give us a competitive advantage by allowing us to more accurately and efficiently:


           (i) evaluate the combined effects of genetic markers and other risk factors in order to establish risk assessment;



           (ii) link risk assessment profiles to treatment regimes;



           (iii) identify new candidate genes or genetic markers; and



           (iv) design clinical trials more effectively.


        (7) Integrated Risk Assessment and Treatment Planning Approach to Multi-Factorial Diseases. While we recognize the importance of our genetic susceptibility tests, we also acknowledge the reality of other risk factors contributing to the development of disease. Thus certain diseases are often referred to as "multi-factorial" given that several factors contribute to their causation. See "Genetic Testing" at page 23. We have attempted to take a holistic approach toward analyzing the disease process. Therefore our risk assessment strategy includes not only the results of our genetic susceptibility tests, but also other known risk factors. By combining our test results together with present risk factors we are able to develop a more accurate risk assessment tool. We then link patient testing criteria to possible treatment suggestions. We package this data together with our genetic susceptibility tests to enhance our tests' practical utility to clinicians actually administering the tests.

        (8) Experienced in Structuring Clinical Trials to Evaluate
     Discoveries. We have extensive experience in product development, including designing and conducting clinical trials to evaluate genetic and drug discoveries. In the past, we provided clinical research services to pharmaceutical and medical/dental device companies. We have performed contract research for many of the world's leading health care and pharmaceutical companies. Some of our representative clients have included:
     Proctor & Gamble; Alpharma/Dumex; Implant Innovations, Inc.; W. L. Gore & Associates; Teledyne WaterPik; and Oral B. Commencing in 1994, our research team has increasingly focused on the development of our own products. Our research capability expedites the development process and increases our knowledge about target diseases. Moreover, we have already successfully completed our initial proof trials on all four of our genetic susceptibility test and confirmatory trials on three out of four of these tests. See "Pre-Marketing Trials/Status of Susceptibility Tests" at page 33.

        (9) Cost Effective Commercialization Process. Because we are focusing primarily on genetic susceptibility testing services and intend to develop at least four genetic susceptibility tests initially, with more tests in the future, we have designed our current product distribution and customer service operation in such a way that it can process, perform, track, bill and collect large volumes of genetic tests with appropriate quality and customer service support. We have carefully designed our product distribution and customer service operations to allow for multi-test or product capabilities. The design and functionality of our product distribution and customer service operations has been created in such a way as to enable us to easily move from a company currently selling only one genetic susceptibility test to a company distributing a portfolio of four or more such tests in multiple markets on a worldwide basis. Further, our operations have the capability of processing additional tests or products at even greater volumes with little or no modifications or increases in capital outlays. Moreover, as each test or product is added into our distribution stream, the cost per test to us decreases allowing for increased profitability.

GOVERNMENT REGULATION

     The sampling of blood, saliva or cheek scrapings from patients and subsequent analysis in a clinical laboratory does not, at the present time, require Federal Drug Administration ("FDA") or regulatory authority approval inside the U.S. for either the sampling procedure or the analysis itself. The samples are taken in the healthcare provider's office, using standard materials previously approved as medical devices, such as sterile lancets and swabs. The testing procedure itself is performed in one or more registered, certified clinical laboratories under the auspices of the Clinical Laboratory Improvement Amendments of 1988, administered by the Health Care Financing Administration. The federal regulations governing approval of the laboratory facilities and applicable state and local regulations governing the operation of clinical laboratories would also apply. Changes in such regulatory schemes could require advance regulatory approval of genetic susceptibility tests sometime in the future could have a material adverse effect on our business.

     In addition, while our main focus is on genetic susceptibility testing, we may, in the future, endeavor to partner with pharmaceutical companies in the area of drug development. Any drug products developed by us or our future collaborative partners, prior to marketing in the United States, would be required to undergo an extensive regulatory approval process by the FDA. The regulatory process, which includes preclinical testing and clinical trials of each therapeutic product in order to establish its safety and efficacy, can take many years and requires the expenditure of substantial resources. Data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory agency approval. In addition, delays or rejections may be encountered during the period of therapeutic development, including delays during the period of review of any application. Delays in obtaining regulatory approvals could adversely affect the marketing of any therapeutics developed by us or our collaborative partners, impose costly procedures upon us and our collaborative partners' activities, diminish any competitive advantages that we or our collaborative partners may attain and adversely affect our ability to receive royalties. Once regulatory approval of a product is granted, such approval may impose limitations on the indicated uses for which it may be marketed. Further, even if such regulatory approval is obtained, a marketed product and its manufacturer are subject to continuing review. The discovery of previously unknown problems with a product or manufacturer may result in restrictions on such product or manufacturer. Such restriction could include withdrawal of the product from the market.

FACILITIES

     Our company has offices in the following locations: Flagstaff, Arizona; San Antonio, Texas; and Newport Beach, California. Flagstaff, Arizona is the site of our global commercial operations, including our marketing, sales and customer service organization. The San Antonio Research Center is the principal site of our research and development and employs teams of top medical, dental and computer scientists. Newport Beach is the site of our corporate headquarters.

     Our commercial operations office located at 3100 N. West Street, Bldg. A, Flagstaff, Arizona, contains 6,000 square feet and is held under a three-year lease which expires in September 2000. Our research and development office, located at 100 N.E. Loop 410, San Antonio, Texas, contains 1,961 usable square feet and is held under a five-year lease that will convert into a month to month tenancy on December 1, 2000 unless either party gives a prior 30 day notice. Our corporate headquarters, located at 4400 MacArthur Boulevard, Suite 980, Newport Beach, California, contains 1,798 usable square feet and is held under a five-year lease which expires in April of 2001.

     We believe that our current facilities are adequate for the foreseeable future and that alternate facilities are readily available.

EMPLOYEES

     As of September 30, 1997, we had 27 full-time employees. Most of our employees are engaged directly in the development and commercialization of our tests. We believe that the success of our business will depend, in part, on our ability to attract and retain qualified personnel.

     Our employees are not covered by a collective bargaining agreement, and we consider our relations with our employees to be good.

LEGAL PROCEEDINGS

     We are not a party to, nor is our property the subject of, any pending legal proceeding.

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

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of our company are:


             NAME                  AGE                       POSITION                     SINCE
-------------------------------    ---     ---------------------------------------------  -----
Paul J. White, J.D., L.L.M.(1)     41      President, Chief Executive Officer and          1994
                                           Chairman of the Board of Directors
Kenneth S. Kornman, DDS, Ph.D.     50      Chief Scientific Officer and Director           1986
Michael G. Newman, DDS             50      Executive Vice President, Secretary and         1986
                                           Director
U. Spencer Allen, MS, MBA          55      Chief Financial Officer and Treasurer           1997
Jeanne Ambruster                   40      Vice President, Global Business Operations      1997
Thomas A. Moore(1,2)               46      Director                                        1997
Ronald A. La Rosa(1,2,3)           40      Director                                        1997


---------------

(1) Member of Compensation Committee.

(2) Member of Audit Committee.


(3) Mr. La Rosa will be appointed as a Director following the completion of this offering.



     Directors are elected to serve until the next annual meeting of shareholders. Directors serve without cash compensation or other remuneration. See "Principal Shareholders" at page 51.


     Officers are elected by the Board of Directors and serve until their successors are appointed by the Board of Directors. Biographical resumes of each officer and director are set forth below.

     Paul J. White, J.D., L.L.M. Mr. White joined the Company as President in 1994. Prior to joining our company, Mr. White was managing partner of White & Resnick, Irvine, California, a mid-size law firm servicing emerging companies. Mr. White was a business and corporate attorney and consultant to emerging health care companies for 15 years. Mr. White holds a B.A. (History/Political Science) from State University of New York at Brockport, a J.D. from Southwestern University and an L.L.M. (Taxation) from the University of San Diego.

     Kenneth S. Kornman, D.D.S., Ph.D. Dr. Kornman is a co-founder, officer and director of our company and currently serves as Chief Scientific Officer and Director. Prior to founding our company in 1986, he was a Department Chair and Professor at The University of Texas Health Science Center at San Antonio. He has also been a consultant and scientific researcher for many of the major oral care and pharmaceutical companies. Dr. Kornman currently holds academic appointments at The University of Texas Health Science Center and Harvard University. Dr. Kornman holds six patents in the pharmaceutical area, has published two books and more than 100 articles and abstracts and has lectured and consulted worldwide on the transfer of technology to clinical practice. Dr. Kornman holds a B.A. in Economics from Duke University. He obtained a D.D.S. from Emory University. Dr. Kornman also holds an M.S. (Periodontics) and a Ph.D. (Microbiology) from the University of Michigan.

     Michael G. Newman, D.D.S. Dr. Newman is a co-founder, officer and director of our company and currently serves as Executive Vice President, Secretary and Director. Prior to founding the Company in 1986, he was an adjunct Professor and former Director of the Periodontal Microbiology Laboratory at the University of California at Los Angeles (UCLA) and was president of the American Academy of Periodontology. Dr. Newman is currently a member of the American College of Dentists. Dr. Newman currently holds an academic appointment at UCLA. Dr. Newman has published more than 200 articles and abstracts and is the co-author of four books on microbiology, periodontitis and oral infections. Dr. Newman holds a B.A. and a D.D.S. from the University of California at Los Angeles.

     U. Spencer Allen, M.S., M.B.A. Mr. Allen joined the Company as Chief Financial Officer in January 1997. From September 1996 to January 1997, Mr. Allen functioned as an independent financial consultant. From August 1995 to August 1996, Mr. Allen was the Vice President (Finance) and Chief

Financial Officer of Promart Industries, Inc., a houseware products manufacturer. Mr. Allen worked as a self-employed financial consultant from January 1994 to August 1995. Prior to that time, Mr. Allen functioned as general manager of Slow Waltz Imports, Inc., a potpourri manufacturer. Mr. Allen holds B.S. (Engineering Science) from the U.S. Air Force Academy, an M.S. (Electrical Engineering) from the University of Southern California and an M.B.A. (Finance) from George Washington University.

     Jeanne Ambruster. Ms. Ambruster joined as Vice President, Global Business Operations in February 1997. Prior to joining our company, Ms. Ambruster served as Senior Manager of the Medical and Dental Technologies Business Division for 16 years with W.L. Gore & Associates. At W.L. Gore & Associates, she played a key role in the growth of this division and was the senior business leader responsible for building the company's dental product business. Ms. Ambruster holds a B.A. (Biology and Chemistry) from Pitzer College.

     Thomas A. Moore. Mr. Moore became a director of our company in 1997. Mr. Moore is the Chief Executive Officer and President of Nelson Communications Inc., one of the largest providers of health care marketing services in the United States. Prior to joining NCI as President in 1996, Mr. Moore was President of Procter & Gamble's $3 billion worldwide prescription and over-the-counter health care business and Group Vice President of the Procter & Gamble Company. He joined Procter & Gamble in 1973 and held positions of increasing responsibility in the company's cleaning products, beauty care, Richardson-Vicks and personal care divisions. He is Chairman of the American Health Foundation -- a nonprofit organization that researched the nutritional and environmental factors in cancer and other diseases. Mr. Moore holds a B.A. (History) from Princeton University.


     Ronald A. La Rosa, M.B.A. Mr. La Rosa will become a Director upon completion of this offering. Mr. La Rosa is the President and Chief Executive Officer of Delta Technical Coatings, Inc. ("Delta"), a privately-owned consumer product marketing company. Mr. La Rosa has been with Delta for over five years. Prior to joining Delta, Mr. La Rosa worked for over eleven years with various subsidiaries of The Mennon Company, a $600 million consumer products company. Mr. La Rosa's various job capacities included Vice President Finance, Controller, Director of Controls and Director International Finance. Mr. La Rosa is a member of both the American Institute of Certified Public Accountants and the New Jersey Society of Certified Public Accountants. Mr. La Rosa holds a B.S. (Accounting) and an M.B.A. (Finance) from Fairleigh Dickinson University.


KEY EMPLOYEES

     Pamela K. Fink, Ph.D., Executive Director, Biologic Modeling Group. Dr. Fink has operational responsibility for our company's computer technology development. Dr. Fink is an expert in knowledge acquisition and simulation of complex systems. Dr. Fink joined the Company as Executive Director, Biologic Modeling Group in July 1994. She was formerly with the Southwest Research Institute for 10 years as a Section Manager and Staff Scientist. Dr. Fink holds a B.A. (Mathematics and Philosophy of Language) from Eckerd College and an M.A. and Ph.D. in Computer Science from Duke University.

     Debra J. Moore, M.S., Vice President, Product Development. Ms. Moore joined the Company as the Vice President, Product Development in September 1990. Ms. Moore has 19 years practical experience in identification and development of new health care products. Prior to joining us, Ms. Moore spent 13 years at Procter & Gamble Health Care where she was a Senior Manager in the Oral Care Product Development and Professional Relations Division. Ms. Moore was a leader in the research, development, manufacture and FDA approval of such products as Tartar Control Crest and Peridex, the first prescription drug approved by the FDA for the treatment of periodontal disease. Ms. Moore holds a B.S. (Chemistry) from Central Michigan University and an M.S. (Organic Chemistry) from the University of Wisconsin, Madison.

     Evan B. Siegel, M.Phil, Ph.D., Vice President, Regulatory Affairs. Dr. Siegel joined our company as Vice President of Regulatory Affairs in August 1996. From January 1994 to July 1996, Dr. Siegel was employed by Quintiles, Inc., a multinational contract research organization, where he held positions as Director, Regulatory Services, Director, Regulatory Consulting, and Principal Regulatory Scientist. From November 1991 until February 1994, he held senior management positions at Astra Pharmaceutical Products,

Inc. Previously, Dr. Siegel was Director, OTC Regulatory Affairs at Syntex, USA, Inc. and Chief of Special Services and Supervising Toxicologist at the California Food and Drug Branch and a reviewer at the U.S. Food and Drug Administration. Dr. Siegel holds a B.S. (Physics) from Bucknell University, an M.S. (Radiological Health), an M.Phil. (Virology) and a Ph.D. (Virology) from Rutgers University.

     Todd D. Snowden, Director of Worldwide Sales. Mr. Snowden joined our company as Director of Worldwide Sales, in April 1997. From 1986 until joining us, Mr. Snowden worked in the Regenerative Technologies division at W. L. Gore & Associates, selling surgical devices and regenerative materials and as a product manager with responsibility for all aspects of their products. Mr. Snowden holds a B.S. (Biomedical Engineering) from Catholic University of America.

     Nancy Whitley, Director of Market Development & Commercialization. Ms. Whitley is involved in transitioning products in the development phase into the marketplace, including leading pre and post-commercial product launches. Ms. Whitley has been the Director of Market Development & Commercialization for our company since February 1997. Prior to joining us, Ms. Whitley was a Senior Manager in the Medical and Dental Technologies Business Division of W. L. Gore & Associates where she worked for 19 years. Ms. Whitley holds a B.A. (Education) from Northern Arizona University.

SCIENTIFIC EXPERTS


     We have engaged a number of scientific experts to render services. With the exception of one expert, we either (i) have entered into written agreements with the expert, each of which provides that we are the sole and exclusive owner of all proprietary rights to all genetic discoveries and related technology, whether developed by us or our consultant; or (ii) receive services from the consultant underneath existing agreements between our company and Sheffield University. We currently have no written agreement in place with Dr. Bailit. Some of our scientific experts are engaged on a project basis while others are kept on a retainer and utilized in accordance with our current needs. Set forth below is a brief description of each scientific expert's background.


     PROFESSOR GORDON W. DUFF, M.A., PH.D., FRCP
     Lord Florey Chair and Director of the Division of Molecular and Genetic Medicine
     The University of Sheffield, U.K.

     Professor Duff is internationally recognized as a leader and innovator in the genetic aspects of cytokines and the immuno-inflammatory response. He is a fellow of the Royal College of Physicians, Edinburgh. Professor Duff holds a B.A. (Animal Physiology), an M.A. (Physiology) and a B.M., B.Ch., all from the University of Oxford and a Ph.D. in Medicine from the University of London.

     FRANCESCO S. DI GIOVINE, M.D., PH.D.
     Head of the Section of Molecular Medicine in the Department of Molecular and Genetic Medicine
     The University of Sheffield, U.K.

     Dr. di Giovine is a molecular geneticist managing the Sheffield University Molecular Medicine research and development laboratory. Dr. di Giovine holds a M.D. from the University of Florence, Italy and a Ph.D. (Molecular Immunology) from the University of Edinburgh, U.K.

     PROFESSOR GRAHAM RUSSELL, M.B., CH.B, D.M., PH.D
     Director of Division of Biochemical and Musculoskeletal Sciences Professor of Human Metabolism and Clinical Biochemistry
     The University of Sheffield, U.K.

     Professor Russell is an internationally recognized researcher in the field of osteoporosis. Professor Russell holds a B.A. (Biochemistry), an M.A. (Biochemistry) and an M.B., Ch.B. (Pharmacology, Therapeutics and Toxicology) from Cambridge University. Dr. Russell also holds a Ph.D. (Chemical Pathology) from Leeds University, as well as a Doctor of Medicine (D.M.) from Oxford University.

     PHILIP R. REILLY M.D., J.D.
     Eunice Shriver Center

     Dr. Reilly is an expert in the area of genetic testing and its ethical, legal and clinical utility ramifications. Dr. Reilly is a board certified specialist in clinical genetics and an attorney. Dr. Reilly holds a B.A. (Government) from Cornell University, a J.D. from Columbia University and a M.D. from Yale University.

     HOWARD L. BAILIT, D.M.D., PH.D.
     University of Connecticut Health Center

     Dr. Bailit is a former senior vice president of Medical Policies and Programs for Aetna Health Plans and was responsible for the assessment and acceptance of new medical technology. Dr. Bailit assists with the assessment of new product opportunities with understanding of third-party payor issues. Dr. Bailit holds a D.M.D. from Tufts Dental School, an M.A. (Anthropology) and a Ph.D. (Anthropology) from Harvard University.

EXECUTIVE COMPENSATION

     The following table sets forth total compensation for the year ended December 31, 1996 for the Chief Executive Officer, and each of the other executive officers of our company for each of the last three fiscal years (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                           LONG TERM COMPENSATION
                                                                       -------------------------------
                                                                              AWARDS
                                          ANNUAL COMPENSATION          ---------------------   PAYOUTS
                                   ---------------------------------   RESTRICTED   SECURITIES -------
                                                       OTHER ANNUAL      STOCK      UNDERLYING  LTIP      ALL OTHER
   NAME AND PRINCIPAL              SALARY      BONUS   COMPENSATION     AWARD(S)    OPTIONS/   PAYOUTS   COMPENSATION
        POSITION          YEAR       ($)        ($)         ($)           ($)       SARS (#)     ($)         ($)
------------------------  ----     -------     -----   -------------   ----------   --------   -------   ------------
Paul J. White             1996     138,332      -0-         -0-            -0-         -0-       -0-          -0-
  CEO, President          1995     102,226      -0-         -0-            -0-         -0-       -0-          -0-
                          1994      60,607      -0-         -0-            -0-         -0-       -0-          -0-
------------------------------------------------------------------------------------------------------------------
Kenneth S. Kornman        1996     154,886      -0-         -0-            -0-         -0-       -0-          -0-
  Chief Scientific
    Officer               1995     103,735      -0-        23,797*         -0-         -0-       -0-          -0-
                          1994     217,629      -0-        30,000*         -0-         -0-       -0-          -0-
------------------------------------------------------------------------------------------------------------------
Michael G. Newman         1996     141,695      -0-         -0-            -0-         -0-       -0-          -0-
  Executive Vice
    President             1995     121,536      -0-        23,797*         -0-         -0-       -0-          -0-
  Secretary               1994     274,146      -0-        30,000*         -0-         -0-       -0-          -0-

---------------

* These amounts reflect contributions made to our profit sharing plan.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table provides information concerning each grant of options to purchase our Common Stock made during the year ended December 31, 1996 to the Named Executive Officers:

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR
                              (INDIVIDUAL GRANTS)

                               NUMBER OF SECURITIES       PERCENT OF TOTAL
                                    UNDERLYING              OPTIONS/SARS
                               OPTIONS/SARS GRANTED     GRANTED TO EMPLOYEES     EXERCISE OR BASE     EXPIRATION
            NAME                       (#)                 IN FISCAL YEAR          PRICE ($/SH)          DATE
-----------------------------  --------------------     --------------------     ----------------     ----------
Paul J. White                       -0-*                    -0-                     -0-                 N/A
Kenneth S. Kornman                  -0-**                   -0-                     -0-                 N/A
Michael G. Newman                   -0-***                  -0-                     -0-                 N/A

---------------


* Does not reflect 25,000 stock options issued in 1997. Does not reflect 20,000 warrants purchased as part of a debt/warrant offering in 1997. See "Debt/Warrant Offering" at page 50.



** Does not reflect 22,000 stock options issued in 1997. Does not reflect 20,000 warrants purchased as part of a debt/warrant offering in 1997. See "Debt/Warrant Offering" at page 50.



*** Does not reflect 35,125 stock options issued in 1997. Does not reflect
    20,000 warrants purchased as part of a debt/warrant offering in 1997. See "Debt/Warrant Offering" at page 50.


1996 EQUITY INCENTIVE PLAN

     Our 1996 Equity Incentive Plan (the "Plan") was adopted by the Board of Directors and approved by the shareholders in June 1996. A total of 750,000 shares of Common Stock were originally reserved for issuance under the Plan. The Plan was later amended by vote of both the Board of Directors and the shareholders in May 1997 to increase the number of shares of Common Stock reserved for issuance under the Plan to 1,000,000. The Plan provides for grants of incentive stock options to employees (including officers and employee directors), nonstatutory stock options to employees (including officers and employee directors) and consultants (including non-employee directors), stock appreciation rights ("SARs"), stock awards and stock bonuses. The Plan allows for administration by either the Board of Directors or a committee thereunder, which determines optionees and the terms of options granted, including the exercise price, number of shares subject to the option and the exercisability thereof.

     The terms of options granted under the Plan generally may not exceed 10 years. The exercise price of options granted under the Plan is determined by the Board of Directors, but, in the case of an incentive stock option, cannot be less than 100% of the fair market value of the Common Stock on the date of grant. The exercise price of all nonstatutory stock options must equal at least 85% of the fair market value of the Common Stock on the date of grant. The exercise price of any stock option granted to an optionee who owns stock possessing more than 10% of the voting power of all classes of stock of our company must equal at least 110% of the fair market value of the Common Stock on the date of grant. The exercise price may be paid in such consideration as determined by the Board of Directors or a committee of the Board, including cash and promissory notes. Options granted under the Plan to employees and consultants have generally not been immediately exercisable and have vested over a thirty-six (36) month period (at the rate of 16.66% of the shares subject to the option at the end of six (6) months and 2.777% at the end of every full month thereafter). No option may be transferred by the optionee other than by will or the laws of descent or distribution. An optionee whose relationship with us or any related corporation ceases for any reason (other than by death or permanent and total disability) may exercise options in the three (3) month period following such cessation (unless such options terminate or expire sooner by their terms) or in such longer period determined by the Board of Directors, provided a period of five (5) years is not exceeded.

     Shares subject to options granted under the Plan which have lapsed or terminated may again be subject to options granted under the Plan. Furthermore, the Board of Directors may offer to exchange new options for existing options, with the shares subject to the existing options again becoming available for grant under the Plan. Upon any merger or consolidation in which we are not the surviving corporation, all outstanding options shall either be assumed or substituted by the surviving entity. If the surviving entity determines not to assume or substitute such options, the options terminate as of the closing of the merger or consolidation.


     As of September 30, 1997, no shares of Common Stock had been issued upon the exercise of options granted under the Plan, options to purchase 800,579 shares of Common Stock at a weighted average exercise price of $4.37 per share were outstanding and 199,421 shares remained available for future options grants. Prior to this offering, no SARs or restricted stock awards had been given to our employees and consultants. The Plan will terminate in June 2006, unless terminated sooner by the Board of Directors.


EMPLOYMENT AGREEMENTS

     In January 1996, we entered into employment contracts with all three of the Named Executive Officers. Mr. Paul J. White, the Chief Executive Officer and President, currently receives an annual base salary of $140,000 a year, which will increase to $170,000 for 1998. Drs. Kenneth S. Kornman and Michael G. Newman each currently receive an annual base salary of $135,000, which will increase to $165,000 for 1998. Each Named Executive Officer's employment contract has a five year term (beginning in January 1996) which is automatically renewed for an additional twelve months unless six-months prior written notice is given by either party. Each of the Named Executive Officers is also receiving a $600 a month automobile allowance.

INDEMNIFICATION OF OFFICERS AND DIRECTORS


     Our company's Amended and Restated Articles of Incorporation eliminates the liability of directors for monetary damages for an act or omission in the director's capacity as a director, except for: (i) a breach of a director's duty of loyalty to our company or our shareholders; (ii) an act or omission not in good faith that constitutes a breach of duty of that director to our Company or an act or omission that involves intentional misconduct or a knowing violation of the law; (iii) a transaction from which a director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office; or (iv) an act or omission for which the liability of a director is expressly provided for by an applicable statute.


     If the Texas Miscellaneous Corporation Laws Act or the Texas Business Corporation Act is amended to authorize action further eliminating or limiting the personal liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by such statutes, as so amended. Any amendment, repeal or modification of such provision shall be prospective only and shall not adversely affect any right or protection of a director of our company existing at the time of such amendment, repeal or modification.

     Additionally, it is the position of the Securities and Exchange Commission that indemnification of directors and officers for liabilities arising under the Securities Act of 1933 is against public policy and unenforceable pursuant to
Section 14 of the Securities Act of 1933.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

     We believe that the transactions set forth below were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. All future transactions, including loans, between us and our officers, directors, principal shareholders and their affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside directors, and will continue to be on terms no less favorable to us than could be obtained from unaffiliated third parties.

PRIVATE PLACEMENT OF SECURITIES


     Between November 1996 and January 1997, we sold 189,188 shares of our Common Stock in a private placement at a price of $3.70 per share. Between March 1997 and September 1997, we sold 293,820 shares of our Common Stock in a second private placement transaction at a price of $5.00 per share. Except for Thomas Moore, who subsequently became one of our directors, all investors in both such private placements were unrelated third party investors who purchased in arms'-length transactions.


DEBT/WARRANT OFFERING

     From August 1, 1997 through October 6, 1997, we borrowed an aggregate of $1,780,000 from a group of lenders evidenced by promissory notes bearing interest at 10% interest rate and due the earlier of fourteen months from the date of the notes or the closing date of an initial public offering (the "Bridge Loans"). As additional consideration for the Bridge Loans, we issued one warrant for each $5.00 loaned to the Company for a total of 356,545 warrants (the "Bridge Warrants"). Each Bridge Warrant entitles the holder to purchase one share of Common Stock at $5.50 per share for a period of five years from the date of issuance. The following officers and directors subscribed to the Bridge Loans in the principal amount indicated after their names: Paul J. White ($100,000/20,000 Bridge Warrants); Kenneth S. Kornman ($100,000/20,000 Bridge Warrants); Michael G. Newman ($100,000/20,000 Bridge Warrants); U. Spencer Allen ($50,000/10,000 Bridge Warrants); Jeanne Ambruster ($50,000/10,000 Bridge Warrants); and Thomas A. Moore ($75,000/15,000 Bridge Warrants).

TRANSACTIONS WITH DIRECTORS AND EXECUTIVE OFFICERS


     Our shareholders have elected Thomas A. Moore to serve as a director. Mr. Moore is also the CEO and President of Nelson Communications, Inc. ("NCI"). We have recently formed a joint venture with NCI. The primary purpose of the joint venture is to market our computer modeling technology to pharmaceutical companies as a tool which provides medical education regarding disease progression. A secondary purpose of the joint venture is to provide marketing information to those patients who test positive on one of our tests and who subsequently send in a business reply card seeking more information. In both aspects of the joint venture, our company will be acting as the technology/information partner and NCI will be functioning as the marketing partner. See "Product Development" at page 34. We believe that the terms of the joint venture are at least as favorable to us as would be available from a company other than NCI in an arm's-length transaction. The disinterested members of the Board of Directors have unanimously approved the execution of this agreement.


EMPLOYEE SALARY REDUCTION PLAN

     In May 1997, in order to reduce our overhead and as an additional incentive to our employees, we instituted a voluntary salary reduction plan where our employees could choose to receive stock options instead of salary. Employees were offered options to purchase 600 shares of Common Stock for every $1,000 their salary was reduced. Most of our employees participated, including all of our officers. A total of 267,079 options to purchase Common Stock at an exercise price of $5.00 or $5.50 per share were issued to employees.

                             PRINCIPAL SHAREHOLDERS

     As of September 30, 1997, we have issued 3,738,007 shares of Common Stock to 72 holders of record. The following table sets forth certain information regarding the beneficial ownership of shares of our Common Stock as of September 30, 1997 by (i) each of our company's directors and executive officers, (ii) each person who beneficially owns more than 5% of the outstanding shares of Common Stock, and (iii) all directors and officers of our company as a group. Unless otherwise indicated, the shareholders listed below may be reached at 4400 MacArthur Boulevard, Suite 980, Newport Beach, California 92660.


                                                                           PERCENTAGE BENEFICIALLY OWNED(1)
                                                           SHARES          ---------------------------------
                        NAME                         BENEFICIALLY OWNED    BEFORE OFFERING    AFTER OFFERING
---------------------------------------------------- ------------------    ---------------    --------------
Kenneth S. Kornman(2)...............................      1,131,235             30.26%             21.60%
  100 N.E. Loop 410
  San Antonio, Texas 78216
Paul J. White(3)....................................      1,121,110             29.99%             21.40%
Michael G. Newman(4)................................      1,072,110             28.68%             20.47%
U. Spencer Allen(5).................................         62,783              1.68%              1.20%
Jeanne Ambruster(6).................................         38,999              1.04%                 *
  3100 N. West St., Bldg. A
  Flagstaff, Arizona 86004
Thomas A. Moore(7)..................................         75,998              2.03%              1.45%
  41 Madison Avenue, Ste. 27
  New York, New York 10010
Ronald A. LaRosa(8).................................             --                 *                  *
  231 S. Francisco Place
  Anaheim Hills, California 92807
All Officers and Directors as a Group (7
  persons)(9).......................................      3,502,235             93.69%             66.86%


---------------

 * Less than one percent.

(1) Percentage of ownership for each holder is based on 3,738,007 shares of Common Stock outstanding on September 30, 1997 together with applicable options and warrants for such shareholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes shares over which the holder has voting or investment power, subject to community property laws. Shares of Common Stock subject to options and warrants that are currently exercisable or exercisable within 60 days are deemed to be beneficially owned by the person holding the option or warrants for computing such person's percentage, but are not treated as outstanding for computing the percentage of any other person.

(2) Includes 983,333 shares held in Rocklyn, Ltd., a Texas limited partnership created for the benefit of the Kornman family, including Mr. Kornman. Includes 27,902 shares issuable pursuant to options exercisable within 60 days of September 30, 1997 and 20,000 shares issuable pursuant to warrants which are immediately exercisable.

(3) Mr. Paul J. White and Mrs. Suzette White, as trustees of the White Family Trust, have voting power over 1,022,333 of such shares. The White Family Trust was established for the benefit of members of the White family, including Mr. White. Includes 60,000 shares held in irrevocable trusts created for the benefit of the White's children. Mr. White disclaims beneficial ownership of such shares. Includes 17,777 shares issuable pursuant to options exercisable within 60 days of September 30, 1997 and 20,000 shares pursuant to warrants which are immediately exercisable.

(4) Mr. Michael G. Newman and Mrs. Susan L. Newman, as trustees of the Newman Family Trust, have voting power over 806,556 of such shares. The Newman Family Trust was created for the benefit of the family of Michael G. Newman and Mrs. Susan L. Newman. Mr. and Mrs. Newman, as general partners of The Michael and Susan Newman Family L.P., a Delaware limited partnership, have voting power over 196,000 shares included therein. Mr. Newman disclaims beneficial ownership of such shares. Includes

    14,777 shares issuable pursuant to options exercisable within 60 days of September 30, 1997 and 20,000 shares issuable pursuant to warrants which are immediately exercisable.

(5) Includes 52,783 shares issuable pursuant to options which are exercisable within 60 days of September 30, 1997 and 10,000 shares issuable pursuant to warrants which are immediately exercisable.

(6) Includes 28,999 shares issuable pursuant to options which are exercisable within 60 days of September 30, 1997 and 10,000 shares issuable pursuant to warrants which are immediately exercisable.

(7) Includes 6,944 shares issuable pursuant to options which are exercisable within 60 days of September 30, 1997 and 15,000 shares issuable pursuant to warrants which are immediately exercisable.


(8) Mr. LaRosa will be appointed as a Director of our company upon completion of this offering. Mr. LaRosa currently holds no beneficial interest in our company.



(9) Includes all shares deposited in trust by the officers and directors of our company, in which shares such officers and directors disclaim any beneficial ownership interest.


                           DESCRIPTION OF SECURITIES

     We are authorized to issue up to 10,000,000 shares of no par value Common Stock and 5,000,000 shares of Preferred Stock. As of September 30, 1997, there were outstanding 3,738,007 shares of Common Stock held of record by 72 persons. No shares of Preferred Stock were issued or outstanding.

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. Upon the liquidation, dissolution, or winding up of our company, the holders of Common Stock are entitled to share ratably in all of our assets which are legally available for distribution, after payment of all debts and other liabilities and the liquidation preference of any outstanding Common Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares being sold by us in this offering will be, when issued and delivered, validly issued, fully paid and nonassessable.


     Based upon the number of shares outstanding as of that date, and after giving effect to the sale of the Common Stock offered hereby, there will be 5,238,007 shares of Common Stock outstanding (assuming no exercise of outstanding options, warrants or the Underwriters' over-allotment option).


PREFERRED STOCK


     Our company is authorized to issue up to 5,000,000 shares of Preferred Stock. No shares of Preferred Stock are outstanding. The Board has the authority without any further action by our shareholders to issue any or all of the authorized shares of Preferred Stock in one or more series and to establish the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series. The issuance of Preferred Stock could adversely affect the holders of Common Stock and could have the effect of delaying, deferring or preventing a change in our control. We have no present plans to issue any shares of Preferred Stock. See "Effect of Preferred Stock and Director Removal Provisions" at page 15.


OPTIONS AND WARRANTS


     Options. As of September 30, 1997, 800,579 options to purchase our Common Stock had been issued under our 1996 Equity Incentive Plan. These options vest over time and have a per share exercise price from $3.70 to $5.00. See "1996 Equity Incentive Plan" at page 48.



     Underwriters' Warrants. Upon completion of this offering, we will have granted to the Underwriters warrants (the "Underwriters' Warrants") to purchase 150,000 shares of Common Stock. The Underwriters' Warrants are exercisable at a price per share equal to 135% of the initial public offering price for a period of four years commencing at the second year from the date of issuance. The Underwriters' Warrants contain anti-dilution provisions providing for adjustments of the exercise price and the number of shares underlying the Underwriters' Warrants upon the occurrence of certain events, including any recapitalization, reclassification, stock dividend, stock split, stock combination or similar transaction. The Underwriters' Warrants grant to the holders thereof certain registration rights which are described below. See "Registration Rights" at page 53 and "Underwriting" at page 55.


     Bridge Warrants. From August 1, 1997 through October 6, 1997, we borrowed an aggregate of $1,780,000 from a group of lenders evidenced by promissory notes bearing interest at 10% interest rate and due the earlier of fourteen months from the date of the notes or the closing date an initial public offering (the "Bridge Loans"). The Bridge Loans are subordinate to the prior payment in full of all of our secured obligations currently existing or those created in the future. As additional consideration for the Bridge Loans, we issued one warrant for each $5.00 loaned to the Company for a total of 356,545 warrants (the "Bridge Warrants"). Each Bridge Warrant entitles the holder to purchase one share of Common Stock at $5.50 per share for a period of five years from the date of issuance. We can call the Bridge Warrants if the Common Stock is listed on a national market or NASDAQ system and has had a closing price of at least $12.00 per share for thirty (30) consecutive trading days.

REGISTRATION RIGHTS


     In connection with the Underwriters' Warrants, the holders of the Common Stock issuable upon exercise of the Underwriters' Warrants have the right to notice and inclusion in any registration statement filed by us for a period of six (6) years commencing one year after our initial public offering closes solely at our expense (but excluding fees and expenses of the holder's counsel and any underwriting or selling commissions). Additionally, we agreed to allow one demand registration for a period of four years from the effective date of the registration statement, upon written demand of holder(s) representing a majority of the outstanding Underwriters' Warrants, solely at our expense (but excluding fees and expenses of the holder's counsel and any underwriting or selling commissions). Additionally, the Bridge Warrant holders are permitted one
(1) S-3 demand registration upon request of holders of fifty percent (50%) of the outstanding Bridge Warrants.


TRANSFER AGENT AND REGISTRAR

     U.S. Stock Transfer Corporation will act as transfer agent and registrar for our Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this offering, we will have 5,238,007 outstanding shares of Common Stock (assuming no exercise of outstanding options, warrants or Underwriters' over-allotment option). Of these shares, the 1,500,000 shares sold to the public in this offering will be freely tradeable without restrictions or further registration under the Securities Act, except for any shares purchased by our "affiliates" within the meaning of the Securities Act, which will be subject to the resale limitations of Rule 144. The remaining 3,738,007 shares held by existing shareholders were issued by us in private transactions in reliance upon one or more exemptions under the Securities Act, are "restricted securities" as that term is defined in Rule 144 promulgated under the Securities Act. Such restricted securities may be sold in compliance with such Rule, pursuant to registration under the Securities Act or pursuant to an exemption therefrom. Generally, under Rule 144, each person holding restricted securities for a period of one year may, every three months after such one year holding period, sell in ordinary brokerage transactions or to market makers an amount of shares equal to the greater of one percent of our then outstanding Common Stock or the average weekly trading volume during the four weeks prior to the proposed sale. In addition, sales under Rule 144 may be made only through unsolicited "broker's transactions" or to a "market maker" and are subject to various other conditions. The limitation on the number of shares which may be sold under Rule 144 and the "broker's transaction" requirement do not apply to restricted securities sold for the account of a person who is not and has not been our "affiliate" (as that term is defined in the Act) during the three months prior to the proposed sale and who has beneficially owned the securities for at least two years.

     Prior to the offering, there has been no market for the Common Stock, and no predictions can be made as to the effect, if any, that sales of shares under Rule 144 or the availability of shares for sale will have on the market prices prevailing from time to time. Sales of substantial amounts of Common Stock in the public market following this offering could lower the market price of the Common Stock. Of the 5,238,007 shares of Common Stock to be outstanding after this offering (assuming no exercise of outstanding options, warrants or the overallotment option), 1,500,000 shares will be freely tradeable without restriction. Upon expiration of the lock-up agreements entered into by the officers and directors of our company, an additional 3,258,053 shares will become eligible for sale one year from the close of this offering, subject to the provisions of Rule 144. Of the remaining 479,954 shares of Common Stock, 5,000 shares will be eligible for resale under Rule 144 following this offering. The remaining 474,954 shares will have been held for less than one year and will become eligible for sale at various dates as the one-year holding period under Rule 144 is satisfied.


     In addition, we intend to file a registration statement on Form S-8 with respect to the shares of Common Stock issuable upon exercise of options under the 1996 Equity Incentive Plan (the "Plan"). The Plan authorizes the issuance of options relating to up to 1,000,000 shares of Common Stock. Currently, there are 800,579 options that have been issued under the Plan which generally vest over three years. See "1996 Equity Incentive Plan" at page 48. Upon filing of such registration statement, the holders of such options may, subject to vesting requirements, exercise and sell their shares immediately without restriction, except affiliates who are subject to certain volume limitations and manner of sale requirements of Rule 144. Holders of 356,545 warrants to purchase shares are entitled to certain registration rights with respect to such shares. Upon registration, such shares may be sold in the market without limitation. See "Registration Rights" at page 53. Sales of such shares may decrease the market price for our Common Stock. See "Underwriting" at page 55 and "Arbitrary Offering Price of the Common Stock; Possible Volatility of Common Stock Price" at page 15.

                                  UNDERWRITING


     CERTAIN PERSONS WHO PARTICIPATE IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SHARES, INCLUDING PURCHASES OF SHARES TO MAINTAIN THEIR MARKET PRICE OR PURCHASES TO COVER SOME OR ALL OF THE UNDERWRITERS' SHORT POSITION IN THE SHARES.


     Subject to the terms and conditions set forth in the underwriting agreement (the "Underwriting Agreement"), we have agreed to sell to each of the underwriters named below (the "Underwriters"), and each of the Underwriters, for whom Nutmeg Securities, Ltd. is acting as representative (the "Representative"), has severally agreed to purchase, the number of shares of Common Stock set forth opposite its name below. Under certain circumstances, the commitments of nondefaulting Underwriters may be increased as set forth in the Agreement Among Underwriters.


                                                                              NUMBER
                                   UNDERWRITER                              OF SHARES
        ------------------------------------------------------------------  ----------
        Nutmeg Securities, Ltd............................................
        Millennium Financial Group, Inc...................................

             Total........................................................   1,500,000
                                                                             =========



     The Underwriting Agreement provides that the obligations of the Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions. The nature of the Underwriters' obligations is such that they are committed to purchase and pay for all of the above shares of Common Stock if any are purchased. The Underwriters propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus.



     We have granted to the Underwriters a 45-day over-allotment option to purchase up to 225,000 additional shares of Common Stock at the public offering price less the underwriting discount. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby.



     We have also agreed to sell to the Underwriters, for nominal consideration, warrants (the "Underwriters' Warrants") to purchase the number of shares of our Common Stock equal to 10% of the total number of shares of Common Stock sold in this offering at a price per share equal to 135% of the initial public offering price of the Common Stock. The Underwriters' Warrants will be exercisable for a period of four years commencing one year following the closing of this offering and will contain certain demand and "piggyback" registration rights with respect to the Common Stock issuable upon the exercise of the Underwriters' Warrants. The Underwriters' Warrants are not transferable (except to certain employees and affiliates of the Underwriters). The exercise price and the number of shares issuable upon exercise may, under certain circumstances, be subject to adjustment pursuant to antidilution provisions.



     We have agreed to allow the Underwriters a commission of eight percent (8%) of the public offering price of the shares of Common Stock. Additionally, we will be paying the Underwriters, following the closing of this offering, a nonaccountable expense allowance equal to three percent (3%) of the aggregate public offering price of the shares of Common Stock, less any applicable deposits.



     We have further agreed to indemnify the Underwriters against certain liabilities, losses and expenses, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof. We also have agreed to reimburse the Underwriters for certain out-of-pocket expenses incurred in connection with the offering.



     The Underwriters have advised us that they do not intend to make sales to discretionary accounts.


     Our officers and directors who in the aggregate beneficially own 3,258,053 shares of Common Stock have agreed not to, directly or indirectly, sell, offer, contract to sell, make any short sale, pledge or otherwise dispose of such shares for a period of 12 months after the date of the closing of this offering.


     In connection with this offering certain underwriters may engage in passive market making transactions in the shares in accordance with Rule 103 of Regulation M. Further, the Underwriters' selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of our shares. These transactions may include stabilization transactions permitted by Rule 104 of Regulation M, under which persons may bid for or purchase shares to stabilize the market price. The Underwriters may also create a "short position" for their own account by selling more shares in the offering than they are committed to purchase, and in that case they may purchase shares in the open market after this offering is completed to cover all or a part of their short position. The Representative may also cover all or a portion of their short position, up to 225,000 shares, by exercising their over-allotment option described above and on the cover of this prospectus.


                                 LEGAL MATTERS


     Certain legal matters with respect to the legality of the issuance of the Common Stock offered hereby will be passed upon for us by Jeffers, Wilson, Shaff & Falk, LLP, Irvine, California. Certain legal matters in connection with the offering will be passed upon for the Underwriters by William M. Prifti, Esq., Lynnfield, Massachusetts.


                                    EXPERTS

     The audited consolidated financial statements included in this Prospectus and elsewhere in the Registration Statement have been audited by Singer Lewak Greenbaum & Goldstein LLP, Los Angeles, California, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (the "Registration Statement") under the Securities Act with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to us and this offering, reference is made to the Registration Statement, including the exhibits and schedules filed therewith, copies of which may be obtained at prescribed rates from the Commission at its principal office at 450 Fifth Street N.W., Washington, D.C. 20549, and at the following regional offices of the Commission:
75 Park Place, New York 10007, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400 Chicago, Illinois 60604. In addition, the Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other documents filed electronically with the Commission, including the Registration Statement. Descriptions contained in this Prospectus as to the contents of any agreement or other documents filed as an exhibit to the Registration Statement are not necessarily complete and each such description is qualified by reference to such agreement or document.

     We intend to furnish to our shareholders annual reports containing financial statements audited and reported upon by our independent public accountants.

         INDEX TO FINANCIAL STATEMENTS OF MEDICAL SCIENCE SYSTEMS, INC.

                                                                                      PAGE
                                                                                   -----------
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS...............................          F-2

FINANCIAL STATEMENTS
  Balance Sheets.................................................................          F-3
  Statements of Operations.......................................................          F-4
  Statements of Shareholders' Deficit............................................          F-5
  Statements of Cash Flows.......................................................          F-6
  Notes to Financial Statements..................................................   F-7 - F-16

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders
Medical Science Systems, Inc.

     We have audited the accompanying balance sheet of Medical Science Systems, Inc. as of December 31, 1996 and the related statements of operations, shareholders' deficit, and cash flows for each of the two years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medical Science Systems, Inc. as of December 31, 1996, and the results of its operations and its cash flows, for each of the two years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                    SINGER LEWAK GREENBAUM & GOLDSTEIN LLP

Los Angeles, California
September 26, 1997

                         MEDICAL SCIENCE SYSTEMS, INC.

                                 BALANCE SHEETS

           AS OF DECEMBER 31, 1996 AND SEPTEMBER 30, 1997 (UNAUDITED)



                                ASSETS (Note 4)




                                                                    DECEMBER 31,     SEPTEMBER 30,
                                                                        1996             1997
                                                                    -------------    -------------
                                                                                      (UNAUDITED)
Current assets
  Cash and cash equivalents (Note 2)..............................   $     55,966     $   869,627
  Accounts receivable.............................................         12,359           6,365
  Inventories.....................................................             --           6,721
  Due from shareholder............................................          6,565              --
  Deposits........................................................             --          17,816
                                                                       ----------      ----------
     Total current assets.........................................         74,890         900,529
Furniture and equipment, net (Note 3).............................         82,877         188,458
Patents...........................................................        154,195         261,475
Deferred offering costs...........................................             --          87,000
                                                                       ----------      ----------
          Total assets............................................   $    311,962     $ 1,437,462
                                                                       ==========      ==========

                              LIABILITIES AND SHAREHOLDERS' DEFICIT

Current liabilities
  Revolving line of credit (Note 4)...............................   $    353,723     $        --
  Accounts payable................................................        219,669         320,922
  Accrued expenses................................................         44,384         202,539
  Accrued officer compensation (Note 11)..........................        127,500              --
  Deferred rent...................................................         12,703          10,217
  Deferred income.................................................             --          10,400
  Current portion of long-term debt (Note 4)......................         44,489         147,648
  Current portion of capitalized lease obligations (Note 10)......          8,408          40,311
                                                                       ----------      ----------
     Total current liabilities....................................        810,876         732,037
Promissory notes (Note 5).........................................                      1,550,000
Long-term debt, less current portion (Note 4).....................        173,798         524,176
Capitalized lease obligations, less current portion (Note 10).....         27,036          94,790
                                                                       ----------      ----------
     Total liabilities............................................      1,011,710       2,901,003
                                                                       ----------      ----------

Commitments and contingencies (Note 10)
Shareholders' deficit (Notes 7 and 9) Preferred stock, no par
  value 5,000,000 shares authorized none issued and outstanding...             --              --
  Common stock, no par value 10,000,000 shares authorized;
     3,295,539 and 3,738,007 (unaudited) shares issued and
     outstanding..................................................        171,500       2,450,036
  Accumulated deficit.............................................       (871,248)     (3,913,577)
                                                                       ----------      ----------
     Total shareholders' deficit..................................       (699,748)     (1,463,541)
                                                                       ----------      ----------
          Total liabilities and shareholders' deficit.............   $    311,962     $ 1,437,462
                                                                       ==========      ==========


   The accompanying notes are an integral part of these financial statements.

                         MEDICAL SCIENCE SYSTEMS, INC.

                            STATEMENTS OF OPERATIONS
               FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995 AND

       FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)



                                                FOR THE YEARS ENDED       FOR THE NINE MONTHS ENDED
                                                    DECEMBER 31,                SEPTEMBER 30,
                                              ------------------------    --------------------------
                                                 1996          1995          1997           1996
                                              ----------    ----------    -----------    -----------
                                                                          (UNAUDITED)    (UNAUDITED)
Sales.......................................  $1,918,879    $1,872,932    $   152,476    $ 1,905,380
Cost of sales...............................     547,766       367,520        149,702        538,172
                                              ----------    ----------    -----------    -----------
Gross profit................................   1,371,113     1,505,412          2,774      1,367,208
                                              ----------    ----------    -----------    -----------

Expenses
  Research and development..................     958,249       582,595        784,722        681,871
  Selling, general, and administrative......   1,162,768       755,785      2,164,141        776,064
                                              ----------    ----------    -----------    -----------
     Total expenses.........................   2,121,017     1,338,380      2,948,863      1,457,935
                                              ----------    ----------    -----------    -----------
Income (loss) from operations...............    (749,904)      167,032     (2,946,089)       (90,727)
                                              ----------    ----------    -----------    -----------

Other income (expense)
  Interest income...........................       8,561            35          2,417          7,918
  Interest expense..........................     (34,229)      (14,300)       (73,189)       (13,728)
  Loss on disposal of assets................      (6,934)           --             --             --
  Financing costs (Note 5)..................                        --        (25,468)            --
                                              ----------    ----------    -----------    -----------
     Total other income (expense)...........     (32,602)      (14,265)       (96,240)        (5,810)
                                              ----------    ----------    -----------    -----------
Income (loss) before provision for income
  taxes.....................................    (782,506)      152,767     (3,042,329)       (96,537)
Provision for income taxes..................       6,040         2,755                            --
                                              ----------    ----------    -----------    -----------
Net income (loss)...........................  $ (788,546)   $  150,012    $(3,042,329)   $   (96,537)
                                              ==========    ==========    ===========    ===========
Earnings (loss) per common share............  $     (.18)   $      .03    $      (.71)   $      (.02)
                                              ==========    ==========    ===========    ===========
Weighted average common shares
  outstanding...............................   4,288,436     4,288,436      4,288,436      4,288,436
                                              ==========    ==========    ===========    ===========


   The accompanying notes are an integral part of these financial statements.

                         MEDICAL SCIENCE SYSTEMS, INC.

                      STATEMENTS OF SHAREHOLDERS' DEFICIT
               FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995 AND

            FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 (UNAUDITED)



                                                   COMMON STOCK
                                              -----------------------    ACCUMULATED
                                               SHARES        AMOUNT        DEFICIT         TOTAL
                                              ---------    ----------    -----------    -----------
Balance, December 31, 1994..................  3,249,999    $    3,000    $  (100,714)   $   (97,714)
Distribution to shareholders................                                (132,000)      (132,000)
Net income..................................                                 150,012        150,012
                                              ---------    ----------    -----------    -----------
Balance, December 31, 1995..................  3,249,999         3,000        (82,702)       (79,702)
Sale of common stock (Note 7)...............     40,540       150,000                       150,000
Common stock issued for services rendered...      5,000        18,500                        18,500
Net loss....................................                                (788,546)      (788,546)
                                              ---------    ----------    -----------    -----------
Balance, December 31, 1996..................  3,295,539       171,500       (871,248)      (699,748)
Sale of common stock (unaudited) (Note 7)...    148,648       550,000                       550,000
Sale of common stock (unaudited) (Note 7)...    293,820     1,469,100                     1,469,100
Offering costs (unaudited)..................                 (136,975)                     (136,975)
Stock options issued for reduction in salary
  (unaudited) (Note 9)......................                  370,943                       370,943
Issuance of warrants for financing costs
  (unaudited) (Note 5)......................                   25,468                        25,468
Net loss (unaudited)........................                              (3,042,329)    (3,042,329)
                                              ---------    ----------    -----------    -----------
Balance, September 30, 1997 (unaudited).....  3,738,007    $2,450,036    $(3,913,577)   $(1,463,541)
                                              =========    ==========    ===========    ===========


   The accompanying notes are an integral part of these financial statements.

                         MEDICAL SCIENCE SYSTEMS, INC.

                            STATEMENTS OF CASH FLOWS
               FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995 AND

       FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)



                                                                      FOR THE YEARS ENDED     FOR THE NINE MONTHS ENDED
                                                                         DECEMBER 31,               SEPTEMBER 30,
                                                                     ---------------------    --------------------------
                                                                       1996         1995         1997           1996
                                                                     ---------    --------    -----------    -----------
                                                                                              (UNAUDITED)    (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)................................................  $(788,546)   $150,012    $(3,042,329)    $  (96,537)
  Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
    Loss on sale of assets.........................................      6,934          --             --             --
    Depreciation and amortization..................................     27,330      14,118         48,610         20,446
    Issuance of common stock for services..........................     18,500          --             --         18,500
    Issuance of stock options in exchange for a reduction in
      salary.......................................................         --          --        370,943             --
    Issuance of warrants for financing activities..................                     --         25,468
  (Increase) decrease in
    Accounts receivable............................................    315,241    (324,376)         5,994        286,746
    Inventories....................................................                     --         (6,721)
    Prepaid expenses...............................................         --         900             --             --
    Due from shareholder...........................................     (6,565)        394          6,565        (42,000)
    Deposits.......................................................                     --        (17,816)
  Increase (decrease) in
    Accounts payable...............................................    198,090     (69,143)       101,253         28,779
    Accrued expenses...............................................    140,323     (25,497)       158,155        127,377
    Accrued officer compensation...................................                     --       (127,500)
    Unearned revenues..............................................   (366,051)    366,051             --       (366,051)
    Deferred rent..................................................     12,703          --         (2,486)            --
    Deferred income................................................                     --         10,400
                                                                     ---------    ---------   -----------      ---------
Net cash provided by (used in) operating activities................   (442,041)    112,459     (2,469,464)       (22,740)
                                                                     ---------    ---------   -----------      ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of furniture and equipment..............................    (31,942)    (35,743)       (35,194)        (7,268)
  Increase in patents..............................................   (128,559)    (25,636)      (107,601)       (37,500)
  Proceeds from sale of assets.....................................     13,000          --             --             --
                                                                     ---------    ---------   -----------      ---------
Net cash used in investing activities..............................   (147,501)    (61,379)      (142,795)       (44,768)
                                                                     ---------    ---------   -----------      ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Sale of common stock.............................................    150,000          --      1,882,125             --
  Issuance of promissory notes.....................................                     --      1,550,000
  Increase in deferred offering costs..............................         --          --        (87,000)            --
  Distribution to shareholders.....................................         --    (132,000)            --             --
  Proceeds from note payable.......................................    250,000          --             --        250,000
  Principal payments on long-term debt.............................    (31,713)         --        (46,463)       (21,244)
  Borrowings on line of credit, net................................    209,723     144,000        146,277        105,990
  Principal payments on capital lease obligations..................     (5,120)         --        (19,019)        (4,104)
                                                                     ---------    --------    -----------    -----------
Net cash provided by financing activities..........................    572,890      12,000      3,425,920        330,642
                                                                     ---------    --------    -----------    -----------
Net increase (decrease) in cash....................................    (16,652)     63,080        813,661        263,134
Cash and cash equivalents, beginning of period.....................     72,618       9,538         55,966         72,618
                                                                     ---------    --------    -----------    -----------
Cash and cash equivalents, end of period...........................  $  55,966    $ 72,618    $   869,627     $  335,752
                                                                     ==========   =========   ============    ==========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Interest paid....................................................  $  29,549    $ 14,300    $    59,194     $   13,728
                                                                     ==========   =========   ============    ==========
  Income taxes paid................................................  $   6,040    $  2,755    $        --     $       --
                                                                     ==========   =========   ============    ==========


SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

     During the year ended December 31, 1996 and the nine months ended September 30, 1997 and 1996, the Company acquired furniture and equipment of $40,564, $118,676 (unaudited), and $40,564 (unaudited), respectively, under capitalized lease obligations.


   The accompanying notes are an integral part of these financial statements.

                         MEDICAL SCIENCE SYSTEMS, INC.

                         NOTES TO FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995 AND

       FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)


             (THE INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED


                   SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED.)


NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization and Line of Business

     Medical Science Systems, Inc., a Texas corporation, (the "Company") originally operated under two separate corporations, known as Oral Science Systems and Oral Science Technologies. In 1995 Oral Science Systems was merged into Oral Science Technologies and Oral Science Technologies was renamed Medical Science Systems, Inc. The merger was accounted for in a manner similar to a pooling of interest, accordingly, the results of operations for the year ended December 31, 1995 include Oral Science Systems from January 1, 1995 to the date of the merger.

     The Company is currently developing a line of genetic susceptibility tests and therapeutic targets for common diseases. As of December 31, 1996, the Company has commercially introduced one such product and is in various stages of development for several others. The Company also provides clinical trials and research services under contract to pharmaceutical companies, and such services generated substantially all of the Company's revenues for the years ended December 31, 1996 and 1995.

  Interim Financial Information


     The unaudited financial information furnished herein reflects all adjustments, consisting only of normal recurring adjustments, which in the opinion of management, are necessary to fairly state the Company's financial position, the results of its operations, and cash flows for the periods present. The results of operations for the nine months ended September 30, 1997 are not necessarily indicative of results for the entire fiscal year ending December 31, 1997.


  Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

  Fair Value of Financial Instruments

     The Company measures its financial assets and liabilities in accordance with generally accepted accounting principles. For certain of the Company's financial instruments including cash, accounts receivable, accounts payable, accrued expenses, and accrued officer compensation, the carrying amounts approximate fair value due to their short maturities. The amounts shown for line of credit, long-term debt, and capital lease obligations also approximate fair value because current interest rates and terms offered to the Company for similar debt and lease agreements are substantially the same.

                         MEDICAL SCIENCE SYSTEMS, INC.

               FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995 AND
       FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)
             (THE INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED.)

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
  Furniture and Equipment

     Furniture and equipment, including equipment under capital leases, are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of three to five years as follows:

                Computer equipment..................................  3 years
                Furniture and fixtures..............................  5 years
                Computer software...................................  3 years
                Equipment under capital leases......................  3 years

     Betterments, renewals, and extraordinary repairs that extend the life of the asset are capitalized; other repairs and maintenance charges are expensed as incurred. The cost and related accumulated depreciation applicable to assets retired are removed from the accounts, and the gain or loss on disposition is recognized in the statement of operations.

  Patents


     The cost of acquiring patents, which consists principally of legal fees, is being amortized using the straight-line method of their useful lives of ten years beginning from the time the patents are awarded. The Company was issued a patent in August 1997 and currently has ten patents pending; accordingly, the Company had not recognized any amortization related to the ten pending patents as of September 30, 1997. The Company recognized $321 (unaudited) in amortization expense for the nine months ended September 30, 1997 related to the patent issued in August 1997.


  Deferred Offering Costs

     Amounts paid for costs associated with an anticipated initial public offering ("IPO") are capitalized and will be recorded as a reduction to common stock upon the completion of the IPO. In the event that the IPO is not successful, the deferred offering costs will be charged to expense.

  Revenue Recognition


     Contract revenues are recognized ratably as services are provided based on a fixed contract price or on negotiated hourly rates. The Company has no unbilled accounts receivable under any contracts at December 31, 1996 and September 30, 1997 (unaudited). Provision for anticipated losses on fixed-price contracts is made in the period such losses are identified. Revenue from genetic susceptibility tests is recognized when the tests have been completed and the results reported to the doctors.


  Concentrations of Credit Risk

     The Company sells products and provides contract services for customers primarily in the United States and extends credit based on an evaluation of the customer's financial condition, generally without requiring collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses.

                         MEDICAL SCIENCE SYSTEMS, INC.

               FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995 AND
       FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)
             (THE INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED.)

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
     During the year ended December 31, 1996, the Company did business with three customers whose sales comprised approximately 99% of revenues. Amounts due from these customers represented 100% of accounts receivable at December 31, 1996.

     During the year ended December 31, 1995, the Company did business with two customers whose sales comprised approximately 85% of revenues.


     During the nine months ended September 30, 1996, the Company did business with three customers whose sales comprised approximately 100% of revenues.


  Research and Development

     Research and development costs related to the development of new products are expensed as incurred.

  Income Taxes

     Prior to September 30, 1996, the Company had elected to be treated as an "S" corporation for federal and state tax purposes. Effective September 30, 1996, the Company terminated such election and became taxable as a "C" corporation. The Company will not realize any future tax benefits of net operating losses incurred prior to September 30, 1996.

     The Company accounts for income taxes under the liability method required by Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities reflect the expected future tax consequences of events that have been included in the financial statements and tax returns. Deferred tax assets and liabilities are determined based upon the difference between the financial statement and tax bases of assets and liabilities, using the enacted tax rates in effect for the year in which the differences are expected to reverse. The Company has not recorded any deferred tax assets related to operating loss carryforwards generated subsequent to September 30, 1996 due to the uncertainty of the Company's ability to ultimately recognize the benefits of such carryforwards.

  Net Income (Loss) Per Share

     Net income (loss) per share is based on the weighted average number of common and common equivalent shares outstanding during the period. In connection with the Company's IPO, common stock issued for consideration below the IPO per share price (assuming an IPO price of $9.00) during the twelve months before the filing of the registration statement, plus options and warrants to purchase the Company's common stock issued for consideration below the IPO per share price during the same period (using the treasury stock method), have been included in the calculation of common shares outstanding as if they had been outstanding for all periods presented.

  Cash and Cash Equivalents

     For purposes of the statements of cash flows, the Company considers all highly-liquid investments purchased with original maturities of three months or less to be cash equivalents.

                         MEDICAL SCIENCE SYSTEMS, INC.

               FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995 AND
       FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)
             (THE INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED.)

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
  Risks and Uncertainties

     Commercial success of genetic susceptibility tests will depend upon their acceptance as medically useful and cost-effective by patients, physicians, dentists, other members of the medical and dental community, and third-party payers. The Company plans to expend substantial financial resources to promote the benefits of the Company's susceptibility tests. It is uncertain whether current genetic susceptibility tests or others that the Company may develop will gain acceptance on a timely basis.

     Research in the field of disease predisposing genes and genetic markers is intense and highly competitive. The Company has many competitors in the United States and abroad which have considerably greater financial, technical, marketing, and other resources available. If the Company does not discover disease predisposing genes or genetic markers and develop susceptibility tests and launch such services or products before their competitors, then sales and earnings will be reduced or eliminated.

     The Company's ability to successfully commercialize genetic susceptibility tests depends on obtaining adequate reimbursement for such products and related treatment from government and private health care insurers and other third-party payers. Doctors' decisions to recommend genetic susceptibility tests will be influenced by the scope and reimbursement for such tests by third-party payors. If both third-party payors and individuals are unwilling to pay for the test, then the number of tests performed will significantly decrease, therefore resulting in a reduction of revenues.


     The Company entered into an agreement with Sheffield University, whereby the Company will undertake the development and commercialization of any discoveries resulting from Sheffield University's research. The agreement may be terminated with or without cause by either party upon six-months notice. If Sheffield University terminated the agreement, such termination could make the discovery and commercial introduction of new products more difficult or unlikely.


  Recently Issued Accounting Pronouncement

     The Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share," which is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. SFAS No. 128 requires public companies to present basic earnings per share and, if applicable, diluted earnings per share instead of primary and fully-diluted earnings per share. The Company does not believe that diluted earnings per share in accordance with SFAS No. 128 will be materially different from the earnings per share previously reported.

     SFAS No. 129, "Disclosure of Information about Capital Structures," issued by FASB is effective for financial statements ending after December 15, 1997. The new standard reinstates various securities disclosure requirements previously in effect under Accounting Principles Board ("APB") Opinion No. 15, "Computing Earnings per Share," which has been superseded by SFAS No. 128. The Company does not expect adoption of SFAS No. 129 to have a material effect, if any, on its financial position or results of operations.

     SFAS No. 130, "Reporting Comprehensive Income," issued by FASB is effective for financial statements with fiscal years beginning after December 15, 1997. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The Company does not expect adoption of SFAS No. 130 to have a material effect, if any, on its financial position or results of operations.

                         MEDICAL SCIENCE SYSTEMS, INC.

               FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995 AND

       FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)


             (THE INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED


                   SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED.)



NOTE 2 -- CASH



     The Company maintains cash deposits at several banks. Deposits at each bank are insured by the Federal Deposit Insurance Corporation up to $100,000. As of December 31, 1996 and September 30, 1997, uninsured portions of balances held at these financial institutions totaled $0 and $866,985 (unaudited), respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.



NOTE 3 -- FURNITURE AND EQUIPMENT


     Furniture and equipment consisted of the following:


                                                            DECEMBER 31,     SEPTEMBER 30,
                                                                1996             1997
                                                            ------------     -------------
                                                                              (UNAUDITED)
        Computer equipment................................    $113,470         $ 132,542
        Furniture and fixtures............................       9,053            18,626
        Computer software.................................      20,531            27,080
        Equipment under capitalized leases................      40,564           159,240
                                                              --------          --------
                                                               183,618           337,488
        Less accumulated depreciation and amortization....     100,741           149,030
                                                              --------          --------
                  Total...................................    $ 82,877         $ 188,458
                                                              ========          ========



NOTE 4 -- NOTES PAYABLE AND REVOLVING LINE OF CREDIT WITH BANK



     In March 1996, the Company entered into a revolving line of credit agreement with a bank to borrow up to $250,000, and a note payable of $250,000, for working capital purposes and to repay the outstanding borrowings under certain promissory notes. In October 1996, the line of credit was increased to provide for total borrowings of up to $500,000. The line of credit originally matured in March 1997 and was extended to June 1997 at which time all outstanding principal was converted into a five-year note payable, payable in sixty monthly installments of $8,334 (unaudited) plus interest. The line of credit bore interest at the bank's prime rate plus 1.75% (effectively 10% at December 31, 1996) which was payable monthly in arrears. At December 31, 1996, the Company had outstanding borrowings of $353,723 under the revolving line of credit and at September 30, 1997 had outstanding borrowings of $671,824 (unaudited) under the notes payable.


     The $250,000 note payable matures in March 2001 and requires monthly payments of principal and interest of $5,222. The $250,000 note payable bears interest at a fixed rate of 9.125% per annum. Required principal payments under the $250,000 note payable are as follows:

                                   YEAR ENDING
                                   DECEMBER 31,
        ------------------------------------------------------------------
          1997............................................................  $  44,489
          1998............................................................     48,724
          1999............................................................     53,361
          2000............................................................     58,439
          2001............................................................     13,274
                                                                             --------
                                                                              218,287
        Less current portion..............................................     44,489
                                                                             --------
             Long-term portion............................................  $ 173,798
                                                                             ========

                         MEDICAL SCIENCE SYSTEMS, INC.

               FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995 AND
       FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)
             (THE INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED.)

NOTE 4 -- TERM LOAN AND REVOLVING LINE OF CREDIT WITH BANK (CONTINUED)
     Both the notes payable and the revolving line of credit are secured by substantially all of the Company's assets and accounts receivable. In addition, three of the Company's officers have personally guaranteed the Company's obligations under the notes payable and the revolving line of credit. The agreements also include certain covenants which restrict, among other things, the occurrence of new indebtedness.


NOTE 5 -- PROMISSORY NOTES



     In August and September 1997, the Company entered into several subscription agreements to sell subordinated Promissory Notes ("Notes"). In addition, the Company granted one warrant to purchase common stock at an exercise price of $5.50 per share for each $5.00 loaned. The Company issued Notes in the amount of $1,550,000 and issued 310,545 warrants to purchase the Company's common stock. The Notes accrue interest at 10% per annum, and all unpaid principal and interest are due the earlier of 14 months from the date of issuance or the sale of equity securities which results in gross proceeds in excess of $6,000,000. The warrants expire the earlier of five years from the date of issuance or upon the occurrence of the Company's common stock traded on a national or regional stock exchange and the closing price of the common stock equals or exceeds $12.00 per share for thirty consecutive trading days. In connection with the issuance of such warrants, the Company will recognize additional financing costs of $310,545 over the 14-month term of the Notes with the unamortized portion at the closing of the Company's IPO being expensed immediately as an extraordinary loss on the extinguishment of debt.



NOTE 6 -- INCOME TAXES


     Prior to September 30, 1996, the Company elected to be taxed as an "S" corporation for federal and state income tax purposes; the Company's income or loss for such periods was allocated among its shareholders. Consequently, the Company has not recorded any tax provision for any period prior to such date. Effective September 30, 1996, the Company terminated such election and became taxable as a "C" corporation.

     The Company has not recorded a current or deferred provision for federal income taxes for the period from October 1, 1996 to December 31, 1996 due to losses incurred during that period. The provision for income taxes represents the minimum required for state franchise taxes. To reconcile from the federal statutory tax rate of 34% to the Company's effective tax rate of approximately 1%, the deferred tax asset valuation reserve is deducted. At December 31, 1996, the Company had net operating loss carryforwards of approximately $590,000 and $295,000 for federal and state income tax purposes, respectively, expiring in varying amounts through the year 2012, which are available to offset future federal and state taxable income. The Company also had a research tax credit of $14,400 at December 31, 1996 that expires in 2012. The ability of the Company to utilize the federal and state net operating loss carryforwards may be subject to annual limitations under certain provisions of the Internal Revenue Code as a result of the private placements of common stock and issuance of stock options.

                         MEDICAL SCIENCE SYSTEMS, INC.

               FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995 AND

       FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)


             (THE INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED


                   SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED.)



NOTE 6 -- INCOME TAXES (CONTINUED)

     Deferred tax assets (liabilities) consisted of the following:

                                                                           YEAR ENDED
                                                                          DECEMBER 31,
                                                                              1996
                                                                          ------------
        Deferred tax assets Net operating loss carryforwards............    $219,900
          Research tax credit carryforwards.............................      14,400
          Accrual to cash adjustments...................................      82,900
          Accrued payroll related costs.................................      71,800
                                                                            --------
                  Total deferred tax assets.............................     389,000
        Valuation allowance for deferred tax assets.....................     327,300
                                                                            --------
                                                                              61,700
        Deferred tax liabilities Patents................................      61,700
                                                                            --------
                  Net deferred tax assets...............................    $     --
                                                                            ========

     The valuation allowance increased by $276,900 from September 30, 1996 (the date the Company elected to be taxed as a "C" corporation) to December 31, 1996.


NOTE 7 -- CAPITAL STOCK


  Stock Split

     In June 1996, the Company's shareholders approved a 1,083.333 for 1 stock split which was completed in July 1996. All references in the financial statements to numbers of common shares and per common share amounts have been restated to reflect the stock split. All disclosures related to sales of common stock, warrants, employee stock plans, and other common stock transactions for all periods presented have also been restated to reflect the stock split.

  Private Placements of Common Stock


     In September 1996, the Company's Board of Directors authorized the private offering of shares of the Company's common stock at $3.70 per share up to an aggregate of $5,250,000. For the year ended December 31, 1996 and the nine months ended September 30, 1997, the Company sold 40,540 and 148,648 (unaudited) shares, respectively, of its common stock in private placement transactions at a price of $3.70 per share. The gross proceeds of the sale were approximately $150,000 and $550,000 (unaudited), respectively.



     During the nine months ended September 30, 1997, the Company sold 293,820 (unaudited) shares of the Company's common stock at $5.00 (unaudited) per share in a private placement. Gross proceeds from the sale were $1,469,100 (unaudited).



NOTE 8 -- EMPLOYEE BENEFIT PLAN



     In 1988, the Company adopted a profit sharing plan covering substantially all of its employees. Under the profit sharing plan, the Company may, at the discretion of the Board of Directors, contribute a portion of the Company's current or accumulated earnings. Company contributions, if any, are credited to participant accounts and are immediately vested. During the years ended December 31, 1996 and 1995 and the nine

                         MEDICAL SCIENCE SYSTEMS, INC.

               FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995 AND

       FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)


             (THE INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED


                   SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED.)



NOTE 8 -- EMPLOYEE BENEFIT PLAN (CONTINUED)


months ended September 30, 1997 (unaudited) and 1996 (unaudited), no contributions were made to the profit sharing plan.



NOTE 9 -- STOCK OPTION PLAN


     In June 1996, the Company's shareholders approved the adoption of the Medical Science Systems, Inc. 1996 Equity Incentive Plan (the "Plan"). The Plan provides for the award of nonqualified and incentive stock options, restricted stock, and stock bonuses to employees, directors, officers, and consultants of the Company. The Plan provides for the grant of nonqualified and incentive stock options to all directors, officers, and employees of the Company. A total of 1,000,000 shares of the Company's common stock have been reserved for award under the amended Plan.


     Nonqualified and incentive stock options are granted at exercise prices equal to the fair market value of the common stock on the date of grant. One-sixth of the options are generally available for exercise at the end of six months which the remainder of the grant is exercisable ratably over the next 30-month period provided the optionee remains in service to the Company. The Company may also awardshare appreciation rights ("SARs") either in tandem with stock options or independently. At December 31, 1996 and September 30, 1997 (unaudited), no SARs has been awarded under the Plan.


     The Company has adopted only the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." It applies Accounting Principles Bulletin ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans other than for restricted stock and options issued to outside third parties. If the Company had elected to recognize compensation expense based upon the fair value at the grant date for awards under this plan consistent with the methodology prescribed by SFAS 123, the Company's net loss and loss per share would be reduced to the pro forma amounts indicated below:

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                                      1996
                                                                  ------------
                Net loss
                  As reported...................................   $ (788,546)
                  Pro forma.....................................   $ (894,437)
                Loss per common share
                  As reported...................................   $    (0.18)
                  Pro forma.....................................   $    (0.21)

     The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for the years ended December 31, 1996: dividend yields of 0%; expected volatility of 70%; risk-free interest rates of 6.0%; and expected life of 3 years. The weighted average fair value of options granted during the year ended December 31, 1996 was $1.87, and the weighted average exercise price was $3.70.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the

                         MEDICAL SCIENCE SYSTEMS, INC.

               FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995 AND

       FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)


             (THE INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED


                   SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED.)



NOTE 9 -- STOCK OPTION PLAN (CONTINUED)

Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.


                                                                           WEIGHTED AVERAGE
                                                              NUMBER        GRANTED PRICE
                                                             OF SHARES        PER SHARE
                                                             ---------     ----------------
        Outstanding, December 31, 1995.....................        --           $   --
          Granted..........................................   142,500           $ 3.70
          Exercised........................................        --           $   --
          Canceled.........................................        --           $   --
                                                              -------
        Outstanding, December 31, 1996.....................   142,500           $ 3.70
          Granted (unaudited)..............................   658,079           $ 4.52
          Exercised (unaudited)............................        --           $   --
          Canceled (unaudited).............................        --           $   --
                                                              -------
        Outstanding, September 30, 1997 (unaudited)........   800,579           $ 4.37
                                                              =======


     The weighted average remaining contractual life of options outstanding issued under the Plan is ten years at December 31, 1996.


     The Plan also provides for the award of restricted stock to eligible persons. Such awards may be at prices not less than 85% of the fair market value of the Company's common stock as determined by the Board of Directors. In addition, stock bonuses may be awarded to certain employees or officers of the Company at the discretion of the Board of Directors. In September 1996, the Company's Board of Directors issued a stock bonus of 5,000 shares to a consultant of the Company. The estimated fair value of such shares at the date of the award was charged to expense in 1996. As of September 30, 1997, the Company has not awarded any restricted stock awards.


     In May 1997, the Company offered to its employees the opportunity to receive stock options to acquire shares of the Company's common stock at $5.00 to $5.50 per share in an exchange for a reduction of salary. Employees elected to reduce their salaries up to 50% for the period from May 1997 to October 1997 in exchange for 600 stock options for each $1,000 of salary reduction. As a result the Company issued 267,079 stock options in exchange for salary reductions of $445,132. The Company will record an expense relating to the issuance of these stock option in the amount of $74,189 per month for each of the six months from May 1997 to October 1997.

                         MEDICAL SCIENCE SYSTEMS, INC.

               FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995 AND

       FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)


             (THE INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED


                   SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED.)



NOTE 10 -- COMMITMENTS AND CONTINGENCIES


     The Company leases its office space under non-cancelable operating leases expiring through April 2001. The Company also leases certain office furniture and equipment under capitalized lease obligations. Future minimum rental commitments under lease agreements with initial or remaining terms of one year or more at December 31, 1996 are as follows:

                             YEAR ENDING                          OPERATING    CAPITAL
                             DECEMBER 31,                          LEASES      LEASES
        ------------------------------------------------------    --------     -------
          1997................................................    $ 86,316     $11,376
          1998................................................     151,116      11,376
          1999................................................     151,116      11,376
          2000................................................     129,516       8,121
          2001................................................       9,440         891
                                                                  --------     -------
                                                                  $527,504      43,140
                                                                  ========
        Less amount representing interest.....................                   7,696
                                                                               -------
                                                                                35,444
        Less current portion..................................                   8,408
                                                                               -------
             Long-term portion................................                 $27,036
                                                                               =======


     Included in furniture and equipment are capitalized leased equipment of $40,564 and $159,240 (unaudited) with accumulated depreciation of $7,615 and $34,010 (unaudited) at December 31, 1996 and September 30, 1997, respectively.



     Rent expense was $59,594 and $30,943 for the years ended December 31, 1996 and 1995, respectively, and $64,247 (unaudited) and $33,472 (unaudited) for the nine months ended September 30, 1997 and 1996, respectively.


  Employment Agreements

     The Company entered into employment agreements with certain key employees of the Company which range from one to five years.

  Sheffield University Master Agreement

     In July 1996, the Company entered into a ten-year, exclusive agreement with Sheffield University, whereby the Company will take the lead in the development and commercialization of any discoveries resulting from Sheffield University's research. The proceeds distributed to Sheffield University from the sale or license of products or technologies developed or commercialized under this agreement will be determined on a case-by-case basis.

     Either party may terminate the agreement with no less than six-months notice.


NOTE 11 -- RELATED PARTIES


     During 1996, three officers of the Company agreed to defer a portion of their salaries totaling $127,500. The Company intends to pay such amounts of deferred compensation in 1997, and accordingly, they are presented as current liabilities in the accompanying balance sheet as of December 31, 1996.

                         MEDICAL SCIENCE SYSTEMS, INC.

               FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995 AND

       FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)


             (THE INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED


                   SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED.)



NOTE 11 -- RELATED PARTIES (CONTINUED)

  Unaudited


     During the nine months ended September 30, 1997, the Company paid the deferred salaries of $127,500.



NOTE 12 -- SUBSEQUENT EVENTS (UNAUDITED)



     From October 1, 1997 through October 6, 1997, the Company entered into several subscription agreements to sell subordinated Promissory Notes ("Notes"). In addition, the Company granted one warrant to purchase common stock at an exercise price of $5.50 per share for each $5.00 loaned. The Company issued Notes in the amount of $230,000 and issued 46,000 warrants to purchase the Company's common stock. The Notes accrue interest at 10% per annum, and all unpaid principal and interest are due the earlier of fourteen months from the date of issuance or the sale of equity securities which results in gross proceeds in excess of $6,000,000. The warrants expire the earlier of five years from the date of issuance or upon the occurrence of the Company's common stock traded on a national or regional stock exchange and the closing price of the common stock equals or exceeds $12.00 per share for 30 consecutive trading days. In connection with the issuance of such warrants, the Company will recognize additional financing costs of $46,000 over the fourteen month term of the Notes with the unamortized portion at the closing of the Company's IPO being expensed immediately as an extraordinary loss on the extinguishment of debt.

======================================================


     We have not authorized any dealer, salesperson or any other person to give any information or to represent anything not contained in this Prospectus. You must not rely on any unauthorized information. This Prospectus does not offer to sell or buy any shares in any jurisdiction where it is unlawful. The information
in this Prospectus is current as of November   , 1997.


                            ------------------------

                               TABLE OF CONTENTS

                                   PROSPECTUS


                                        PAGE
                                        ----
Summary...............................    1
Risk Factors..........................    8
The Company...........................   16
Use of Proceeds.......................   17
Dividend Policy.......................   18
Capitalization........................   18
Dilution..............................   19
Selected Financial Data...............   20
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   21
Business..............................   23
Management............................   44
Certain Relationships and Related
  Party Transactions..................   50
Principal Shareholders................   51
Description of Securities.............   52
Shares Eligible for Future Sale.......   53
Underwriting..........................   55
Legal Matters.........................   56
Experts...............................   56
Additional Information................   56
Index to Financial Statements.........  F-1



     UNTIL       , 199  , (25 DAYS AFTER THE DATE OF THIS PROSPECTUS) ALL
DEALERS THAT BUY, SELL OR TRADE THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

======================================================
======================================================

                                1,500,000 SHARES

                                                          [MEDICAL SCIENCE LOGO]
                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS
                            ------------------------


                            NUTMEG SECURITIES, INC.



                        MILLENIUM FINANCIAL GROUP, INC.

======================================================

               PART II -- INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Our company's Amended and Restated Articles of Incorporation eliminates the liability of directors for monetary damages for an act or omission in the director's capacity as a director, except for: (1) a breach of a director's duty of loyalty to our company or our shareholders; (2) an act or omission not in good faith that constitutes a breach of duty of that director to our company or an act or omission that involves intentional misconduct or a knowing violation of the law; (3) a transaction from which a director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office; or (4) an act or omission for which the liability of a director is expressly provided for by an applicable statute.

     If the Texas Miscellaneous Corporation Laws Act or the Texas Business Corporation Act is amended to authorize action further eliminating or limiting the personal liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by such statutes, as so amended. Any amendment, repeal or modification of such provision shall be prospective only and shall not adversely affect any right or protection of a director of our company existing at the time of such amendment, repeal or modification.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the expenses in connection with this Registration Statement. All of such expenses are estimates, other than the filing fees payable to the Securities and Exchange Commission.

        Filing Fee -- Securities and Exchange Commission................  $   5,257.00
        Exchange Listing Fee............................................     35,000.00
        Fees and Expenses of Accountants................................     45,000.00
        Fees and Expenses of Counsel....................................    120,000.00
        Printing and Engraving Expenses.................................     75,000.00
        Blue Sky Fees and Expenses......................................     20,000.00
        Transfer Agent Fees.............................................      4,000.00
        Miscellaneous Expenses..........................................     50,743.00
                                                                           -----------
                  Total.................................................  $ 355,000.00
                                                                           ===========

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

     1. Between November 1996 and January 1997, we sold 189,188 shares of our Common Stock to seven (7) investors in a private placement at a price of $3.70 per share. No commissions or finder's fees were paid.


     Within the 12 month period preceding such private placement, the Company did not make any offer or sales of securities. These securities were issued in reliance upon the exemption set forth in Rule 504 of Regulation D of the Securities Act.


     2. Between March 1997 and September 1997, we sold 292,060 shares of our Common Stock to forty-six (46) investors in a second private placement transaction at a price of $5.00 per share. We issued 1,760 shares of our Common Stock as a finder's fee with respect to such private placement.


     Fewer than 35 purchasers in such offering were unaccredited. Each purchaser executed subscription agreements representing that such purchaser either alone or with his representatives had knowledge and experience sufficient to evaluate the merits and risks of the investment. These securities were issued in reliance upon the exemption set forth in Rule 506 of Regulation D of the Securities Act.



     3. From December 1996 through May 1997, our company has issued a total of 800,579 incentive and non-qualifying stock options to thirty-seven (37) employees and consultants under our 1996 Equity Incentive Plan. Of the total issued, 533,500 were issued in exchange for services rendered to our company. These options generally vest over 36 months and have a per share exercise price from $3.70 to $5.00. The balance of the options (267,079) were issued in May 1997. In order to reduce our overhead and as an additional incentive to our employees, we instituted a voluntary salary reduction plan where our employees could choose to receive stock options instead of salary. Employees were offered options to purchase 600 shares of Common Stock for every $1,000 their salary was reduced. Most of our employees participated, including all of our officers. A total of 267,079 options to purchase Common Stock at an exercise price of $5.00 or $5.50 per share were issued. These options vested immediately.


     The offer of these securities was made solely to directors and employees of the Company. The offering was made without any public advertisement. These securities were issued in reliance upon the exemptions set forth in Section 4(2) of the Securities Act on the basis that they were issued under circumstances not involving a public offering. It should also be noted that in December 1996, a permit was issued by the California Department of Corporations qualifying grants of options or common stock under the company's 1996 Equity Incentive Plan.


     4. From August 1, 1997 through October 6, 1997, we borrowed an aggregate of $1,780,000 from twenty-eight (28) lenders evidenced by promissory notes bearing interest at 10% interest rate and due the earlier of fourteen months from the date of the notes or the closing date of an initial public offering (the "Bridge Loans"). As additional consideration for the Bridge Loans, we issued one warrant for each $5.00 loaned to the Company for a total of 356,000 warrants (the "Bridge Warrants"). Each Bridge Warrant entitles the holder to purchase one share of Common Stock at $5.50 per share for a period of five years from the date of issuance. An additional 545 Bridge Warrants were issued as a finder's fee. The following officers and directors subscribed to the Bridge Loans in the principal amount indicated after their names: Paul J. White ($100,000/20,000 Bridge Warrants); Kenneth S. Kornman ($100,000/20,000 Bridge Warrants); Michael
G. Newman ($100,000/20,000 Bridge Warrants); U. Spencer Allen ($50,000/10,000
Bridge Warrants); Jeanne Ambruster ($50,000/10,000 Bridge Warrants); and Thomas
A. Moore ($75,000/15,000 Bridge Warrants). The other twenty-one investors were outside private parties. Other than the 545 Bridge Warrants referenced above, no commissions or finder's fees were paid by the Company.


     Fewer than 35 purchasers in such offering were unaccredited. Each purchaser executed subscription agreements representing that such purchaser either alone or with his representatives had knowledge and experience sufficient to evaluate the merits and risks of the investment. These securities were issued in reliance upon the exemption set forth in Rule 506 of Regulation D of the Securities Act.


ITEM 27. EXHIBITS.


     1.1      Form of Underwriting Agreement.*
     1.2      Form of Agreement Among Underwriters.*
     1.3      Form of Selected Dealers Agreement.*
     3.1      Amended and Restated Articles of Incorporation.*
     3.2      Articles of Amendment to the Amended and Restated Articles of Incorporation.*
     3.3      Amended and Restated Bylaws of the Company.*
     3.4      Amendment to the Amended and Restated Bylaws.*
     4.1      Form of Stock Certificate.
     4.2      Form of Underwriter's Warrant.*
     4.3      Form of Subordinated Promissory Note.*
     4.4      Form of Security Agreement.*
     4.5      Form of Warrant Agreement.*
     4.6      Form of Warrant Certificate.*
     4.7      $500,000 Term Loan with Bank of America.*
     4.8      $250,000 Term Loan with Bank of America.*
     4.9      Form of Lock-up Agreement.

     5.1      Opinion of Jeffers, Wilson, Shaff & Falk, LLP.
    10.1      Master Agreement for Technology Evaluation, Sheffield University.(1)
    10.2      Research Support Agreement and Amendments to Various Existing Project
              Agreements, Sheffield University.(1)
    10.3      Development and Commercialization Project Agreement (Atherosclerosis including
              Coronary Artery Disease), Sheffield University.(1)
    10.4      Development and Commercialization Project Agreement (Eye Disease Among
              Diabetics), Sheffield University.(1)
    10.5      Development and Commercialization Project Agreement (Osteoporosis), Sheffield
              University.(1)
    10.6      Joint Project Agreement Between Gordon Duff and Medical Science Systems, Inc.
              Governing the Periodontal Susceptibility Test.(1)
    10.7      Employment Agreement with Paul J. White.*
    10.8      Amendment of Employment Agreement with Paul J. White.*
    10.9      Employment Agreement with Kenneth S. Kornman.*
    10.10     Amendment of Employment Agreement with Kenneth S. Kornman.*
    10.11     Employment Agreement with Michael G. Newman.*
    10.12     Amendment of Employment Agreement with Michael G. Newman. *
    10.13     Service Agreement Relating to Laboratory Services with Baylor University.(1)
    10.14     Lease Agreement dated March 21, 1996 between Koll Center Newport Number 9 and
              Company. *
    10.15     Lease Agreement dated March 31, 1997 between Jim Jamison and Richard Henderson and Company. *
    10.16     Lease Agreement dated October 23, 1995 between Diamond Shamrock Leasing, Inc.
              and Company. *
    10.17     1996 Equity Incentive Plan. *
    10.18     Amendment to the 1996 Equity Incentive Plan. *
    10.19     Form of Stock Option Agreement. *
    10.20     Stock Option Exercise Agreement. *
    10.21     Operating Agreement of Disisphase, LLC. (1)
    10.22     Disease Progression Explorer Development and License Agreement. (1)
    23.1      Consent of Singer Lewak Greenbaum & Goldstein LLP.
    23.2      Consent of Counsel (previously filed under Exhibit 5.1).
    24.1      Power of Attorney (included in signature page).
    27.1      Financial Data Schedule.


---------------

 *  Previously filed.



(1) Confidential treatment has been requested with respect to portions of this document. Omitted portions have been filed separately with the Securities and Exchange Commission.

ITEM 28. UNDERTAKINGS.

     The undersigned small business issuer hereby undertakes:

        (1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (2) The undersigned registrant hereby undertakes that:

           (i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

           (ii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that is has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Newport Beach, State of California, on October 29, 1997.


                                          MEDICAL SCIENCE SYSTEMS, INC.

                                          By:       /s/ PAUL J. WHITE
                                            ------------------------------------
                                            Paul J. White,
                                            President and Chief Executive
                                              Officer

                               POWER OF ATTORNEY

     We, the undersigned directors and officers of Medical Science Systems, Inc. do hereby constitute and appoint Paul J. White and U. Spencer Allen, or either of them, acting individually, our true and lawful attorneys and agents, to do any and all acts and things in our name and behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or any one of them, may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names and in the capacities indicated below, any and all amendments (including post-effective amendments) hereof; and we do hereby ratify and confirm all that the said attorneys and agents, or any of them, shall do or cause to be done by virtue hereof.

     In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the dates stated.


                    NAME                                  TITLE                      DATE
---------------------------------------------  ----------------------------    -----------------

              /s/ PAUL J. WHITE                  President, Chief Executive     October 29, 1997
---------------------------------------------    Officer and Director
                Paul J. White

            /s/ U. SPENCER ALLEN                 Principal Accounting           October 29, 1997
---------------------------------------------    Officer and Treasurer
              U. Spencer Allen

           /s/ KENNETH S. KORNMAN                Chief Scientific Officer       October 29, 1997
---------------------------------------------    and Director
             Kenneth S. Kornman

            /s/ MICHAEL G. NEWMAN                Executive Vice President,      October 29, 1997
---------------------------------------------    Secretary and Director
              Michael G. Newman

             /s/ THOMAS A. MOORE                 Director                       October 29, 1997
---------------------------------------------
               Thomas A. Moore

                               INDEX TO EXHIBITS


    EXHIBIT
    NUMBER                                      DESCRIPTION
    ------     ------------------------------------------------------------------------------
     1.1       Form of Underwriting Agreement.*
     1.2      Form of Agreement Among Underwriters.*
     1.3      Form of Selected Dealers Agreement.*
     3.1      Amended and Restated Articles of Incorporation.*
     3.2      Articles of Amendment to the Amended and Restated Articles of Incorporation.*
     3.3      Amended and Restated Bylaws of the Company.*
     3.4      Amendment to the Amended and Restated Bylaws.*
     4.1      Form of Stock Certificate.
     4.2      Form of Underwriter's Warrant.*
     4.3      Form of Subordinated Promissory Note.*
     4.4      Form of Security Agreement.*
     4.5      Form of Warrant Agreement.*
     4.6      Form of Warrant Certificate.*
     4.7      $500,000 Term Loan with Bank of America.*
     4.8      $250,000 Term Loan with Bank of America.*
     4.9      Form of Lock-up Agreement.
     5.1      Opinion of Jeffers, Wilson, Shaff & Falk, LLP.
    10.1      Master Agreement for Technology Evaluation, Sheffield University. (1)
    10.2      Research Support Agreement and Amendments to Various Existing Project
              Agreements, Sheffield University. (1)
    10.3      Development and Commercialization Project Agreement (Atherosclerosis including
              Coronary Artery Disease), Sheffield University. (1)
    10.4      Development and Commercialization Project Agreement (Eye Disease Among
              Diabetics), Sheffield University. (1)
    10.5      Development and Commercialization Project Agreement (Osteoporosis), Sheffield
              University. (1)
    10.6      Joint Project Agreement Between Gordon Duff and Medical Science Systems, Inc.
              Governing the Periodontal Susceptibility Test. (1)
    10.7      Employment Agreement with Paul J. White.*
    10.8      Amendment of Employment Agreement with Paul J. White.*
    10.9      Employment Agreement with Kenneth S. Kornman.*
    10.10     Amendment of Employment Agreement with Kenneth S. Kornman.*
    10.11     Employment Agreement with Michael G. Newman.*
    10.12     Amendment of Employment Agreement with Michael G. Newman.*
    10.13     Service Agreement Relating to Laboratory Services with Baylor University.(1)
    10.14     Lease Agreement dated March 21, 1996 between Koll Center Newport Number 9 and
              Company.*
    10.15     Lease Agreement dated March 31, 1997 between Jim Jamison and Richard Henderson and Company.*
    10.16     Lease Agreement dated October 23, 1995 between Diamond Shamrock Leasing, Inc.
              and Company.*
    10.17     1996 Equity Incentive Plan.*
    10.18     Amendment to the 1996 Equity Incentive Plan.*
    10.19     Form of Stock Option Agreement.*
    10.20     Stock Option Exercise Agreement.*
    10.21     Operating Agreement of Digisphere, LLC.(1)
    10.22     Disease Progression Explorer Development and License Agreement.(1)
    23.1      Consent of Singer Lewak Greenbaum & Goldstein LLP.
    27.1      Financial Data Schedule.


---------------


 *  Previously filed.



(1) Confidential treatment has been requested with respect to portions of this document. Omitted portions have been filed separately with the Securities and Exchange Commission.